1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated August 26, 2010

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      x            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      x

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2010/08/26

Chunghwa Telecom Co., Ltd.

By:	/S/ SHU YEH
Name:	Shu Yeh
Title:	Senior Vice President CFO

Exhibit

Exhibit	Description

1	Press Release to Report Operating Results for the First Half of 2010

2	Financial Statements for the Six Months Ended June 30, 2010 and 2009 and Independent Accountants’ Review Report (Stand Alone)

3	Consolidated Financial Statements for the Six Months Ended June 30, 2010 and 2009 and Independent Accountants’ Review Report

4	GAAP Reconciliations of Consolidated Financial Statements for the Six Months Ended June, 2010 and 2009

Exhibit 1

Chunghwa Telecom Reports Operating Results for

the Second Quarter and First Half of 2010

Taipei, Taiwan, R.O.C. August 26, 2010 - Chunghwa Telecom Co., Ltd. (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or “the Company”), today reported its operating results for the second quarter and first half of 2010. All figures were presented on a consolidated basis and prepared in accordance with generally accepted accounting principles in the Republic of China (“ROC GAAP”).

Dr. Shyue-Ching Lu, Chairman of Chunghwa Telecom, said, “I am pleased to report another quarter of solid results, boosted by the continuing economic recovery and the execution of our marketing initiatives. Despite the mandated National Communications Commission (“NCC”) tariff reduction effective April 1 this year, consolidated revenue increased 3.3% to NT$49.7 billion during the second quarter of 2010, mainly due to higher handset sales and increased revenue from both mobile value-added services (“VAS”) and Internet services. Our prudent cost management initiatives enabled us to deliver stable operating income, and the income tax reduction from 25% to 17% starting from 2010 resulted in a 12.7% year-over-year rise in net income to NT$12.9 billion.”

(Comparisons, unless otherwise stated, are to the prior year period)

Financial Highlights for the Second Quarter of 2010:

-	Total consolidated revenue increased by 3.3% to NT$49.7 billion

-	Mobile communications business revenue increased by 6.5% to NT$22.1 billion; mobile value added revenue increased by 31.4% to NT$2.7 billion

-	Internet business revenue increased by 7.0% to NT$6.0 billion

-	Domestic fixed communications business revenue decreased by 1.1% to NT$17.3 billion; broadband access revenue increased by 1.9% to NT$5.0 billion

-	International fixed communications business revenue decreased by 2.3% to NT$3.7 billion

-	Total operating costs and expenses increased by 4.9% to NT$34.8 billion

-	Net income totaled NT$12.9 billion, representing an increase of 12.7%

-	Basic earnings per share (EPS) increased by 12.7% to NT$1.34

1

Financial Highlights for the First Half of 2010:

-	Total consolidated revenue increased by 2.2% to NT$99.3 billion

-	Mobile communications business revenue increased by 4.2% to NT$44.3 billion

-	Internet business revenue increased by 4.5% to NT$11.9 billion

-	Domestic fixed communications business revenue decreased by 2.0% to NT$34.5 billion; broadband access revenue increased by 1.5% to NT$10.1 billion

-	International fixed communications business revenue increased by 3.4% to NT$7.7 billion

-	Total operating costs and expenses increased by 2.0% to NT$69.5 billion

-	Net income totaled NT$25.0 billion, representing an increase of 12.3%

-	Basic EPS increased by 12.3% to NT$2.58

Revenue

Chunghwa’s total consolidated revenue for the second quarter of 2010 increased by 3.3% year-over-year to NT$49.7 billion, of which 34.9% was from its domestic fixed business, 44.5% was from its mobile business, 12.2% was from its Internet business, 7.5% was from its international fixed business and the remainder was from other business segments. The primary reasons for the year-over-year increase were the economic recovery and the Company’s marketing efforts.

Domestic fixed line business revenue totaled NT$17.3 billion, representing a decrease of 1.1% year-over-year. Of this, local revenues decreased by 2.2% year over year to NT$8.1 billion, mainly due to mobile and Voice over Internet Protocol (VOIP) substitution. The 12.6% decline in domestic long-distance revenues to NT$1.7 billion was also due to mobile and VOIP substitution, and the interconnection fee adjustment at the end of 2009.

Broadband access revenue, including ADSL and FTTx, increased by 1.9% year over year to NT$5.0 billion. Although ADSL access revenue decreased as more ADSL subscribers migrated to fiber solutions, the decrease was fully offset by growth in FTTx access revenue. Chunghwa believes that this migration will continue as customers continue to demand increased bandwidth, and that broadband revenue will therefore increase over time.

Mobile revenue increased by 6.5% year over year to NT$22.1 billion, mainly due to growth in handset sales and mobile VAS revenue related to our smartphone promotion.

Internet revenue increased by 7.0% to NT$6.0 billion, mainly attributable to Internet services growth, which was driven by the increase in broadband subscribers and the migration of ADSL subscribers to fiber solutions.

International fixed line revenue decreased by 2.3% to NT$3.7 billion, mainly due to VOIP substitution and market competition that was partially offset by growth in leased line revenue.

2

Finally, other revenue increased by 47.9% to NT$0.5 billion in the second quarter of 2010 compared to the same period of 2009, primarily due to the consolidation of subsidiaries.

For the first half of 2010, total revenue was NT$99.3 billion, a 2.2% increase from the same period last year. Of this amount, the domestic fixed business 34.8%, the mobile business contributed 44.7%, the internet business 12.0%, the international fixed business 7.7%, and the remainder was from others.

Costs and Expenses

Total operating costs and expenses for the second quarter of 2010 were NT$34.8 billion, an increase of 4.9% year-over-year, mainly due to the increased cost of handset sales and the performance-based bonus accrual that is related to the net income growth.

Total operating costs and expenses for the first half of 2010 increased 2.0% year over year to NT$69.5 billion, due to the same reason.

Income Tax

Income tax expenses for the second quarter of 2010 were NT$1.9 billion, representing a decrease of 44.9% compared to the same period of 2009. This decrease resulted from the government’s income tax rate reduction from 25% to 17% this year. Effect of tax rate reduction from 20% to 17 % for the first quarter 2010 income tax expenses was fully reflected in the second quarter.

EBITDA/Operating income/Net Income

Operating income for the second quarter of 2010 remained flat year-over-year at NT$14.9 billion. EBITDA decreased by 2.3% to NT$23.5 billion, primarily as a result of the mandated NCC tariff reduction and changing cost structure. The Company’s EBITDA margin and operating income margin for the second quarter of 2010 were 47.3% and 30.0%, respectively, compared to 50.1% and 31.1%, respectively, for the same period of 2009.

Net income for the second quarter of 2010 increased by 12.7% year-over-year to NT$12.9 billion, primarily due to revenue growth and the lower income tax rate.

For the first half of 2010, operating income amounted to NT$29.8 billion, a rise of 2.6% year over year. EBITDA decreased slightly by 0.7% to NT$47.1 billion. Net income reached NT$25.0 billion, a 12.3% increase, mainly due to the income tax rate reduction.

3

Capital Expenditure (“Capex”)

Total capex for the second quarter of 2010 amounted to NT$5.2 billion, representing a decrease of 7.8% year-over-year. Of the NT$5.2 billion in capex, 63.1% was spent on the domestic fixed communications business, 23.1% on the mobile communications business, 6.8% on the Internet business, 4.8% on the international fixed communications business and the remainder was used for other purposes.

Cash Flow

Cash flow from operating activities for the second quarter of 2010 was NT$17.3 billion, a 5.2% decrease compared to the same period of 2009.

As of June 30, 2010, the Company’s cash and cash equivalents totaled NT$92.8 billion, an increase of 11.2% year-over-year, still showing a strong cash position.

Businesses Performance Highlights:

Domestic Fixed/Broadband/HiNet Business

■	As of the end of June 2010, the Company maintained its leading fixed-line market position, with fixed-line subscribers totaling 12.4 million.

■	Total broadband subscribers amounted to 4.3 million as of June 30, 2010, accounting for 82.2% of market share. Chunghwa continued its efforts to migrate ADSL subscribers to FTTx solutions. By the end of the second quarter of 2010, there were 1.85 million FTTx subscribers, accounting for 42.8% of Chunghwa’s total broadband subscriber base. By the end of the second quarter of 2010, the number of ADSL and FTTx subscribers with a service speed greater than 8 Mbps reached 2.2 million, representing 50.9% of total broadband subscribers, compared to 48.8% at the end of the first quarter of 2010.

■	HiNet subscribers totaled 4.07 million at the end of the second quarter of 2010.

■	MOD subscriber number is over 720 thousand up to now.

Mobile Business

■	As of June 30, 2010, Chunghwa had 9.4 million mobile subscribers, an increase of 4.5% compared to 9.0 million at the end of the first half of 2009.

■	Chunghwa had 5.1 million 3G subscribers at the end of June 2010, accounting for 53.9% of its total subscriber base.

■	Mobile VAS revenue for the first half of 2010 increased 27.6% year-over-year to NT$5.2 billion; Short Message Service revenue rose 6.9% year-over-year and mobile Internet revenue increased 78% year-over-year.

■	Smartphone subscription accounted for 17% of total handsets offered by the Company during the first half of 2010. Smartphone Average Revenue per User (“ARPU”) was 132% higher than blended ARPU for the same period.

4

Financial Statements

Financial statements and additional operational data can be found on the Company’s website at www.cht.com.tw/ir/filedownload.

Note Concerning Forward-looking Statements

Except for statements in respect of historical matters, the statements made in this press release contain “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual performance, financial condition or results of operations of Chunghwa to be materially different from what may be implied by such forward-looking statements. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, among other things: extensive regulation of the telecom industry; the intensely competitive telecom industry; Chunghwa’s relationship with its labor union; general economic and political conditions, including those relating to the telecom industry; possible disruptions in commercial activities caused by natural and human induced events and disasters, including terrorist activity, armed conflict and highly contagious diseases, such as Severe Acute Respiratory Syndrome; and those risks identified in the section entitled “Risk Factors” in Chunghwa’s annual reports on Form F-20 filed with the SEC.

The forward-looking statements in this press release reflect the current belief of Chunghwa as of the date of this press release. The Company undertakes no obligation to update these forward-looking statements for events or circumstances that occur subsequent to the date of this press release.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) is Taiwan’s leading telecom service provider. It provides fixed-line, mobile and Internet services to residential and business customers in Taiwan.

Contact:	Fu-fu Shen

Phone:	+886 2 2344 5488

Email:	chtir@cht.com.tw

5

Exhibit 2

Chunghwa Telecom Co., Ltd.

Financial Statements for the

Six Months Ended June 30, 2010 and 2009 and

Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT

To The Board of Directors and Stockholders of

Chunghwa Telecom Co., Ltd.

We have audited the accompanying balance sheets of Chunghwa Telecom Co., Ltd. as of June 30, 2010 and 2009, and the related statements of income, changes in stockholders’ equity and cash flows for the six months ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Taiwan International Standard Electronics Co., Ltd., Viettel-CHT Co., Ltd. and equity-accounted investee of SENAO of Senao Networks, Inc. The aggregate carrying values of these equity method investees were NT$864,047 thousand and NT$661,122 thousand, respectively, as of June 30, 2010 and 2009 and the equity in earnings (losses) were NT$100,723 thousand and NT$(21,400) thousand, respectively, for the six months ended June 30, 2010 and 2009, respectively. The financial statements of Taiwan International Standard Electronics Co., Ltd., Viettel-CHT Co., Ltd. and equity-accounted investee of SENAO of Senao Networks, Inc. as of and for the six months ended June 30, 2010 and 2009, were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for these equity method investees, is based solely on the reports of the other auditors.

We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Those rules and standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the financial reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of the Company as of June 30, 2010 and 2009, and the results of their operations and cash flows for the six months then ended in conformity with the Securities and Exchange Act, the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Law and Guidelines Governing Business Accounting relevant to financial accounting standards, and accounting principles generally accepted in the Republic of China.

1

As discussed in Note 3 to the financial statements, the Company early adopted the new Statements of Financial Accounting Standards No. 41, “Operating Segments” (“SFAS No. 41”) beginning from September 1, 2009.

We have also audited the consolidated financial statements of the Company and its subsidiaries as of and for the six months ended June 30, 2010 and 2009, and have expressed a modified unqualified opinion on those consolidated financial statements.

/s/ DELOITTE & TOUCHE
Deloitte & Touche
Taipei, Taiwan
The Republic of China

August 11, 2010

Notice to Readers

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the auditors’ report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and financial statements shall prevail.

2

CHUNGHWA TELECOM CO., LTD.

BALANCE SHEETS

JUNE 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Except Par Value Data)

	2010		2009
	Amount	%	Amount	%
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$87,041,371	20	$78,572,933	17
Financial assets at fair value through profit or loss (Notes 2 and 5)	—	—	22,423	—
Available-for-sale financial assets (Notes 2 and 6)	5,599,108	1	16,354,375	4
Held-to-maturity financial assets (Notes 2 and 7)	1,190,089	—	670,541	—
Trade notes and accounts receivable, net of allowance for doubtful accounts of $2,688,665 thousand in 2010 and $2,853,031 thousand in 2009 (Notes 2 and 8)	11,191,243	3	10,300,053	2
Receivables from related parties (Note 23)	305,995	—	217,058	—
Other monetary assets (Notes 2, 9 and 25)	2,653,656	1	3,246,786	1
Inventories, net (Notes 2, 3 and 10)	866,496	—	837,141	—
Deferred income tax assets (Notes 2 and 20)	35,636	—	74,196	—
Other current assets (Note 11)	5,915,568	1	5,335,560	1

Total current assets	114,799,162	26	115,631,066	25

LONG-TERM INVESTMENTS
Investments accounted for using equity method (Notes 2 and 12)	10,209,904	2	8,482,350	2
Financial assets carried at cost (Notes 2 and 13)	2,294,648	1	2,236,048	1
Held-to-maturity financial assets (Notes 2 and 7)	6,948,228	2	4,536,191	1
Other monetary assets (Notes 14 and 24)	1,000,000	—	1,000,000	—

Total long-term investments	20,452,780	5	16,254,589	4

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 15 and 23)
Cost
Land	101,292,062	23	101,259,764	22
Land improvements	1,538,691	—	1,513,208	—
Buildings	65,695,722	15	62,686,423	14
Computer equipment	15,408,439	3	15,434,463	3
Telecommunications equipment	655,365,545	146	652,387,793	143
Transportation equipment	1,972,585	—	2,243,028	1
Miscellaneous equipment	6,985,801	2	7,159,198	2

Total cost	848,258,845	189	842,683,877	185
Revaluation increment on land	5,800,909	1	5,810,342	1

	854,059,754	190	848,494,219	186
Less: Accumulated depreciation	562,610,473	125	549,671,350	121

	291,449,281	65	298,822,869	65
Construction in progress and advances related to acquisition of equipment	10,991,199	2	14,212,625	3

Property, plant and equipment, net	302,440,480	67	313,035,494	68

INTANGIBLE ASSETS (Note 2)
3G concession	6,363,175	1	7,111,783	2
Others	347,278	—	356,524	—

Total intangible assets	6,710,453	1	7,468,307	2

OTHER ASSETS
Idle assets (Note 2)	878,896	—	926,640	—
Refundable deposits	1,389,649	—	1,288,994	1
Deferred income tax assets (Notes 2 and 20)	342,824	—	1,195,223	—
Others (Note 23)	3,310,929	1	860,916	—

Total other assets	5,922,298	1	4,271,773	1

TOTAL	$450,325,173	100	$456,661,229	100

(Continued)

3

CHUNGHWA TELECOM CO., LTD.

BALANCE SHEETS

JUNE 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Except Par Value Data)

	2010		2009
	Amount	%	Amount	%
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 2 and 5)	$23,656	—	$—	—
Trade notes and accounts payable	5,724,762	1	5,608,657	1
Payables to related parties (Note 23)	1,536,006	—	1,464,771	—
Income tax payable (Notes 2 and 20)	4,672,688	1	6,523,855	2
Accrued expenses (Note 16)	11,169,742	2	12,939,389	3
Dividends payable (Note 18)	39,369,041	9	37,138,775	8
Other current liabilities (Note 17)	15,802,629	4	15,214,391	3

Total current liabilities	78,298,524	17	78,889,838	17

DEFERRED INCOME	2,542,574	1	2,145,289	1
RESERVE FOR LAND VALUE INCREMENTAL TAX (Note 15)	94,986	—	94,986	—
OTHER LIABILITIES
Accrued pension liabilities (Notes 2 and 22)	1,240,197	—	5,183,644	1
Customers’ deposits	5,886,625	1	6,047,305	1
Deferred credit - profit on intercompany transactions (Note 23)	1,485,916	1	1,485,916	1
Others	396,359	—	260,875	—
Total other liabilities	9,009,097	2	12,977,740	3

Total liabilities	89,945,181	20	94,107,853	21

STOCKHOLDERS’ EQUITY (Notes 2, 6, 15 and 18)
Common stock - $10 par value;
Authorized: 12,000,000 thousand shares
Issued: 9,696,808 thousand shares	96,968,082	21	96,968,082	21

Capital stock to be issued	—	—	9,696,808	2

Additional paid-in capital
Capital surplus	169,496,289	38	169,496,289	37
Donated capital	13,170	—	13,170	—
Equity in additional paid-in capital reported by equity-method investees	6,742	—	3	—

Total additional paid-in capital	169,516,201	38	169,509,462	37

Retained earnings
Legal reserve	61,361,255	14	56,987,241	12
Special reserve	2,675,894	1	2,675,894	1
Unappropriated earnings	24,998,325	5	22,265,116	5

Total retained earnings	89,035,474	20	81,928,251	18

Other adjustments
Cumulative translation adjustments	12,059	—	17,765	—
Unrecognized net loss of pension	(44,105)	—	(5)	—
Unrealized loss on financial instruments	(911,165)	—	(1,379,866)	—
Unrealized revaluation increment	5,803,446	1	5,812,879	1

Total other adjustments	4,860,235	1	4,450,773	1

Total stockholders’ equity	360,379,992	80	362,553,376	79

TOTAL	$450,325,173	100	$456,661,229	100

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche audit report dated August 11, 2010)

(Concluded)

4

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Except Earnings Per Share Data)

	2010		2009
	Amount	%	Amount	%
NET REVENUES (Note 23)	$91,772,655	100	$90,301,418	100
OPERATING COSTS (Note 23)	47,499,697	52	46,704,834	52

GROSS PROFIT	44,272,958	48	43,596,584	48

OPERATING EXPENSES (Note 23)
Marketing	11,965,629	13	11,987,497	13
General and administrative	1,679,541	2	1,694,373	2
Research and development	1,541,309	2	1,525,698	2

Total operating expenses	15,186,479	17	15,207,568	17

INCOME FROM OPERATIONS	29,086,479	31	28,389,016	31

NON-OPERATING INCOME AND GAINS
Equity in earnings of equity method investees, net	356,261	1	123,119	—
Interest income	189,850	—	324,528	1
Foreign exchange gain, net	144,459	—	86,098	—
Dividends income	3,600	—	2,498	—
Valuation gain on financial instruments, net	—	—	146,918	—
Others	129,567	—	285,545	—

Total non-operating income and gains	823,737	1	968,706	1

NON-OPERATING EXPENSES AND LOSSES
Interest expense	75,472	—	2,775	—
Valuation loss on financial instruments, net	34,787	—	—	—
Loss on disposal of financial instruments, net	18,211	—	234,095	—
Loss on disposal of property, plant and equipment	13,139	—	9,138	—
Impairment loss on assets	—	—	85,349	—
Others	14,400	—	99,631	—

Total non-operating expenses and losses	156,009	—	430,988	—

INCOME BEFORE INCOME TAX	29,754,207	32	28,926,734	32
INCOME TAX EXPENSES (Notes 2 and 20)	4,762,789	5	6,665,332	7

NET INCOME	$24,991,418	27	$22,261,402	25

(Continued)

5

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Except Earnings Per Share Data)

	2010		2009
	Income Before Income Tax	Net Income	Income Before Income Tax	Net Income
EARNINGS PER SHARE (Note 21)
Basic earnings per share	$3.07	$2.58	$2.98	$2.30

Diluted earnings per share	$3.06	$2.57	$2.97	$2.29

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche audit report dated August 11, 2010)

(Concluded)

6

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Except Dividend Per Share Data)

										Other Adjustments
	Common Stock		Preferred Stock				Retained Earnings			Cumulative Translation Adjustments	Unrecog- nized Net Loss of Pension	Unrealized Gain (Loss) on Financial Instruments	Unrealized Revaluation Increment	Total Stockholders’ Equity
	Shares (Thousands)	Amount	Shares (Thousands)	Amount	Capital Stock to Be Issued	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings
BALANCE, JANUARY 1, 2010	9,696,808	$96,968,082	—	$—	$—	$169,509,763	$56,987,241	$2,675,894	$43,749,962	$7,626	$(43,750)	$(447,129)	$5,803,446	$375,211,135
Appropriation of 2009 earnings
Legal reserve	—	—	—	—	—	—	4,374,014	—	(4,374,014)	—	—	—	—	—
Cash dividends - NT$4.06 per share	—	—	—	—	—	—	—	—	(39,369,041)	—	—	—	—	(39,369,041)
Net income for the six months ended June 30, 2010	—	—	—	—	—	—	—	—	24,991,418	—	—	—	—	24,991,418
Unrealized loss on financial instruments held by investees	—	—	—	—	—	—	—	—	—	—	—	(45,861)	—	(45,861)
Equity adjustments in investees	—	—	—	—	—	6,438	—	—	—	—	—	—	—	6,438
Cumulative translation adjustment for foreign-currency investments held by investees	—	—	—	—	—	—	—	—	—	4,433	—	—	—	4,433
Defined benefit pension plan adjustments of investees	—	—	—	—	—	—	—	—	—	—	(355)	—	—	(355)
Unrealized loss on financial instruments	—	—	—	—	—	—	—	—	—	—	—	(418,175)	—	(418,175)

BALANCE, JUNE 30, 2010	9,696,808	$96,968,082	—	$—	$—	$169,516,201	$61,361,255	$2,675,894	$24,998,325	$12,059	$(44,105)	$(911,165)	$5,803,446	$360,379,992

(Continued)

7

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Except Dividend Per Share Data)

										Other Adjustments
	Common Stock		Preferred Stock				Retained Earnings			Cumulative Translation Adjustments	Unrecog- nized Net Loss of Pension	Unrealized Gain (Loss) on Financial Instruments	Unrealized Revaluation Increment	Total Stockholders’ Equity
	Shares (Thousands)	Amount	Shares (Thousands)	Amount	Capital Stock to Be Issued	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings
BALANCE, JANUARY 1, 2009	9,696,808	$96,968,082	—	$—	$—	$179,206,270	$52,859,566	$2,675,894	$41,276,274	$29,474	$(84)	$(2,272,242)	$5,813,187	$376,556,421
Adjustment of additional paid-in capital from revaluation of land to income upon disposal	—	—	—	—	—	—	—	—	—	—	—	—	(308)	(308)
Appropriation of 2008 earnings
Legal reserve	—	—	—	—	—	—	4,127,675	—	(4,127,675)	—	—	—	—	—
Cash dividends - NT$3.83 per share	—	—	—	—	—	—	—	—	(37,138,775)	—	—	—	—	(37,138,775)
Cancellation of preferred stock (Note 18)	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Capital surplus transferred to common stock	—	—	—	—	9,696,808	(9,696,808)	—	—	—	—	—	—	—	—
Net income for the six months ended June 30, 2009	—	—	—	—	—	—	—	—	22,261,402	—	—	—	—	22,261,402
Unrealized gain on financial instruments held by investees	—	—	—	—	—	—	—	—	—	—	—	7,773	—	7,773
Equity adjustments in investees	—	—	—	—	—	—	—	—	(6,110)	—	—	—	—	(6,110)
Cumulative translation adjustment for foreign-currency investments held by investees	—	—	—	—	—	—	—	—	—	(11,709)	—	—	—	(11,709)
Defined benefit pension plan adjustments of investees	—	—	—	—	—	—	—	—	—	—	79	—	—	79
Unrealized gain on financial instruments	—	—	—	—	—	—	—	—	—	—	—	884,603	—	884,603

BALANCE, JUNE 30, 2009	9,696,808	$96,968,082	—	$—	$9,696,808	$169,509,462	$56,987,241	$2,675,894	$22,265,116	$17,765	$(5)	$(1,379,866)	$5,812,879	$362,553,376

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche audit report dated August 11, 2010)

(Concluded)

8

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars)

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$24,991,418	$22,261,402
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts	188,941	263,467
Depreciation and amortization	17,081,292	18,209,208
Valuation loss on inventory	56,294	30,370
Valuation loss (gain) on financial instruments, net	34,787	(146,918)
Amortization of premium of financial assets	18,075	7,617
Loss on disposal of financial instruments, net	18,211	234,095
Loss on disposal of property, plant and equipment, net	13,139	9,138
Impairment loss on assets	—	85,349
Equity in earnings of equity method investees, net	(356,261)	(123,119)
Dividends received from equity investees	281,516	393,115
Deferred income taxes	80,663	282,477
Changes in operating assets and liabilities:
Financial assets held for trading	19,943	171,783
Trade notes and accounts receivable	(307,209)	(368,679)
Receivables from related parties	77,223	125,958
Other current monetary assets	(889,357)	(1,096,489)
Inventories	263,732	(400,060)
Other current assets	(2,568,245)	(1,152,902)
Trade notes and accounts payable	(2,052,643)	(3,215,674)
Payables to related parties	(300,670)	(710,099)
Income tax payable	514,702	1,090,225
Accrued expenses	(5,330,318)	(2,741,213)
Other current liabilities	645,279	347,131
Deferred income	58,810	72,992
Accrued pension liabilities	32,240	19,256

Net cash provided by operating activities	32,571,562	33,648,430

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of available-for-sale financial assets	(1,765,364)	(6,010,000)
Proceeds from disposal of available-for-sale financial assets	12,389,853	4,490,787
Acquisition of held-to-maturity financial assets	(3,714,635)	(1,948,505)
Proceeds from disposal of held-to-maturity financial assets	587,500	547,693
Acquisition of financial assets carried at cost	(68,600)	—
Proceeds from disposal of financial assets carried at cost	—	285,859
Acquisition of investments accounted for using equity method	—	(71,159)
Acquisition of property, plant and equipment	(9,247,910)	(10,004,743)
Proceeds from disposal of property, plant and equipment	13,609	1,095
Increase in intangible assets	(47,561)	(55,375)
Increase in other assets	(2,514,433)	(148,974)

Net cash used in investing activities	(4,367,541)	(12,913,322)

(Continued)

9

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars)

	2010	2009
CASH FLOWS FROM FINANCING ACTIVITIES
Decrease in customers’ deposits	$(30,466)	$(19,012)
Increase (decrease) in other liabilities	171,245	(165,512)
Capital reduction	(9,696,808)	(19,115,554)

Net cash used in financing activities	(9,556,029)	(19,300,078)

NET INCREASE IN CASH AND CASH EQUIVALENTS	18,647,992	1,435,030
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	68,393,379	77,137,903

CASH AND CASH EQUIVALENTS, END OF PERIOD	$87,041,371	$78,572,933

SUPPLEMENTAL INFORMATION
Interest paid	$14	$36

Income tax paid	$4,167,424	$5,292,630

NON-CASH FINANCING ACTIVITIES
Dividends payable	$39,369,041	$37,138,775

CASH AND NON-CASH INVESTING ACTIVITIES
Increase in property, plant and equipment	$8,409,882	$9,358,701
Payables to suppliers	838,028	646,042

	$9,247,910	$10,004,743

(Continued)

10

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars)

The acquisition of InfoExplorer Co., Ltd. (“IFE”) was made on January 20, 2009. The following table presents the allocation of acquisition costs of IFE to assets acquired and liabilities assumed based on their fair values on the basis of the final data on May 7, 2009:

Cash and cash equivalents	$457,990
Receivables	13,479
Other current assets	14,792
Property, plant, and equipment	40,221
Identifiable intangible assets	53,001
Refundable deposits	2,468
Other assets	2,338
Payables	(83,319)
Income tax payable	(246)
Other current liabilities	(153)

Total	500,571
Percentage of ownership	49.07%

245,630
Goodwill	37,870

Acquisition costs of acquired subsidiary (cash prepaid for long-term investments in December 2008)	$283,500

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche audit report dated August 11, 2010)

(Concluded)

11

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

1. GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Article 30 of the Telecommunications Act. Chunghwa is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off to as Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

As the dominate telecommunications service provider of fixed-line and Global System for Mobile Communications (GSM) in the ROC, Chunghwa is subject to additional regulations imposed by ROC.

Effective August 12, 2005, the MOTC had completed the process of privatizing Chunghwa by reducing the government ownership to below 50% in various stages. In July 2000, Chunghwa received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common shares were listed and traded on the Taiwan Stock Exchange (the “TSE”) on October 27, 2000. Certain of Chunghwa’s common shares had been sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of Chunghwa’s common shares had also been sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold common shares of Chunghwa by auction in the ROC on August 9, 2005 and completed the second international offering on August 10, 2005. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of Chunghwa and completed the privatization plan.

As of June 30, 2010 and 2009, the Company had 24,277 and 24,425 employees, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements were prepared in conformity with the Securities and Exchange Act, the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Law, Guidelines Governing Business Accounting relevant to financial accounting standards, and accounting principles generally accepted in the ROC (“ROC GAAP”). The preparation of financial statements requires management to make reasonable estimates and assumptions on allowances for doubtful accounts, valuation allowances on inventories, depreciation of property, plant and equipment, impairment of assets, bonuses paid to employees, remuneration to board of directors and supervisors, pension plans and income tax which are inherently uncertain. Actual results may differ from these estimates. The significant accounting policies are summarized as follows:

Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets expected to be converted to cash, sold or consumed within one year from the balance sheet date. Current liabilities are obligations expected to be settled within one year from the balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

12

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

Cash Equivalents

Cash equivalents are commercial paper and treasury bills purchased with maturities of three months or less from the date of acquisition. The carrying amount approximates fair value.

Financial Assets and Liabilities at Fair Value Through Profit or Loss

Financial instruments classified as financial assets or financial liabilities at fair value through profit or loss (“FVTPL”) include financial assets or financial liabilities held for trading and are designated as at FVTPL on initial recognition. The Company recognizes a financial asset or a financial liability when the Company becomes a party to the contractual provisions of the financial instrument. A financial asset is derecognized when the Company losses control of its contractual rights over the financial asset. A financial liability is derecognized when the obligation specified in the relevant contract is discharged, cancelled or expired.

Financial instruments at FVTPL are initially measured at fair value. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognized as expenses as incurred. Financial assets or financial liabilities at FVTPL are remeasured at fair value, subsequently with changes in fair value recognized in earnings. Cash dividends received subsequently (including those received in the period of investment) are recognized as income. On derecognition of a financial asset or a financial liability, the difference between its carrying amount and the sum of the consideration received and receivable or consideration paid and payable is recognized in earnings. Regular way purchases or sales of financial assets are accounted for using trade date accounting.

Derivatives that do not meet the criteria for hedge accounting are classified as financial assets or financial liabilities held for trading. When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.

Available-for-sale Financial Assets

Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Changes in fair value from subsequent remeasurement are reported as a separate component of stockholders’ equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

The recognition and derecognition of available-for-sale financial assets are the same with those of financial assets at FVTPL.

Fair values are determined as follows: Listed stocks—at closing prices at the balance sheet date; open-end mutual funds—at net asset values at the balance sheet date; bonds—quoted at prices provided by the Taiwan GreTai Securities Market; and financial assets and financial liabilities without quoted prices in an active market—at values determined using valuation techniques.

Cash dividends are recognized in earnings on the ex-dividend date, except for the dividends declared before acquisition are treated as a reduction of investment cost. Stock dividends are recorded as an increase in the number of shares and do not affect investment income. The total number of shares subsequent to the increase of stock dividends is used for recalculate cost per share.

An impairment loss is recognized when there is objective evidence that the financial asset is impaired. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent to the decrease and recorded as an adjustment to stockholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

13

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

Held-to-maturity Financial Assets

Held-to-maturity financial assets are carried at amortized cost using the effective interest method. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains and losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

Revenue Recognition, Account Receivables and Allowance for Doubtful Receivables

Revenues are recognized when they are realized or realizable and earned. Revenues are realized or realizable and earned when the Company has persuasive evidence of an arrangement, the goods have been delivered or the services have been rendered to the customer, the sales price is fixed or determinable and collectibility is reasonably assured.

Revenue is measured at the fair value of the consideration received or receivable and represents amounts agreed between the Company and the customers for goods sold in the normal course of business, net of sales discounts and volume rebates. For trade receivables due within one year from the balance sheet date, as the nominal value of the consideration to be received approximates its fair value and transactions are frequent, fair value of the consideration is not determined by discounting all future receipts using an imputed rate of interest.

Usage revenues from fixed-line services (including local, domestic long distance and international long distance), cellular services, internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon minutes of traffic processed when the services are provided in accordance with contract terms.

The costs of providing services are recognized as incurred. Incentives to third party dealers for inducing business which are payable when the end user enters into an airtime contract are recognized in marketing expenses as incurred.

Other revenues are recognized as follows: (a) one-time subscriber connection fees (on fixed-line services) are deferred and recognized over the average expected customer service periods, (b) monthly fees (on fixed-line services, wireless and internet and data services) are accrued every month, and (c) prepaid services (fixed-line, cellular and internet) are recognized as income based upon actual usage by customers or when the right to use those services expires.

Where the Company enters into transactions which involve both the provision of air time bundled with products such as 3G data card and handset, total consideration received from handsets in these arrangements is allocated and measured using units of accounting within the arrangement based on relative fair values limited to the amount that is not contingent upon the delivery of other items or services.

Where the Company sells products to third party cellular phone stores the Company records the direct sale of the products, typically handsets, as gross revenue when the Company is the primary obligor in the arrangement and when title is passed and the products are accepted by the stores.

An allowance for doubtful receivables is provided based on a review of the collectibility of accounts receivable. The Company determines the amount of allowance for doubtful receivables by examining the aging analysis of outstanding accounts receivable.

14

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

Inventories

Inventories including merchandise and work-in-process are stated at the lower of cost (weighted-average cost) or net realizable value item by item, except for those that may be appropriate to group items of similar or related inventories. Net realizable value is the estimated selling price of inventories less all estimated costs of completion and costs necessary to make the sale.

Investments Accounted for Using Equity Method

Investments in companies in which the Company exercises significant influence over the operating and financial policy decisions are accounted for by the equity method. Under the equity method, the investment is initially stated at cost and subsequently adjusted for its proportionate share in the net earnings of the investee companies. Any cash dividends received are recognized as a reduction in the carrying value of the investments.

Gains or losses on sales from the Company to equity method investees wherein the Company exercises significant influence over these equity investees are deferred in proportion to the Company’s ownership percentage in the investees until such gains or losses are realized through transactions with third parties. Gains or losses on sales from equity method investees to Chunghwa are deferred in proportion to the Chunghwa’s ownership percentages in the investees until they are realized through transactions with third parties.

When the Company subscribes for additional investees shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company share of the investee’s equity. The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to additional paid-in capital to the extent available, with the balance charged to retained earnings.

Financial Assets Carried at Cost

Investments in equity instruments that do not have a quoted price in an active market and whose fair values cannot be reliably measured such as non-publicly traded stocks are measured at their original cost. If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. A subsequent reversal of such impairment loss is not allowed.

Property, Plant and Equipment

Property, plant and equipment are stated at cost plus a revaluation increment, if any, less accumulated depreciation and accumulated impairment loss. The interest costs that are directly attributable to the acquisition, construction of a qualifying asset are capitalized as property, plant and equipment. Major renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized.

An impairment loss on a revalued asset is charged to “unrealized revaluation increment” under equity to the extent available, with the balance is recognized as a loss in earnings. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment loss could be reversed and recognized as a gain, with the remaining credited to “unrealized revaluation increment”.

15

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

Depreciation expense is computed using the straight-line method over the following estimated service lives: land improvements—10 to 30 years; buildings—10 to 60 years; computer equipment—6 to 10 years; telecommunications equipment—6 to 15 years; transportation equipment—5 to 10 years; and miscellaneous equipment—3 to 12 years.

Upon sale or disposal of property, plant and equipment, the related cost, accumulated depreciation, accumulated impairment losses and any unrealized revaluation increment are deducted from the corresponding accounts, and any gain or loss is recorded as non-operating gains or losses in the period of sale or disposal.

Intangible Assets

Intangible assets mainly include 3G Concession, computer software and patents.

The 3G Concession is valid through December 31, 2018. The 3G Concession is amortized on a straight-line basis from the date operations commence through the date the license expires. Computer software costs and patents are amortized using the straight-line method over the estimated useful lives of 3-20 years.

The Company adopted the Statements of Financial Accounting Standards No. 37, “Intangible Assets.” Expenditure on research shall be expensed as incurred. Development costs are capitalized when those costs meet relative criteria and are amortized using the straight-line method over estimated useful lives. Development costs that do not meet relative criteria shall be expensed as incurred.

When an indication of impairment is identified for intangible assets, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, as if no impairment loss had been recognized.

Idle Assets

Idle assets are carried at the lower of recoverable amount or carrying amount.

Pension Costs

For defined benefit pension plans, net periodic pension benefit cost is recorded in the statement of income and includes service cost, interest cost, expected return on plan assets, amortization of prior service costs, amortization of pension gains (losses) and curtailment or settlement gains (losses).

The Company recognizes into income, any unrecognized actuarial net gains or losses that exceed 10% of the larger of projected benefit obligations or plan assets, defined as the “corridor”. Amounts inside this 10% corridor are amortized over the average remaining service life of active plan participants. Actuarial net gains and losses occur when actual experience differs from any of the many assumptions used to value the plans. Differences between the expected and actual returns on plan assets and changes in interest rate, which affect the discount rate used to value projected plan obligations, can have a significant impact on the calculation of pension net gains and losses from year to year.

The curtailments and settlement gains (losses) resulted from Chunghwa’s early retirement programs. Curtailment/settlement gains or losses are equal to the changes of underfunded status plus a pro rata portion of the unrecognized prior service cost, unrecognized net gains (losses), and unrecognized transition obligations/assets, before the settlement/curtailment event multiplied by the percentage reduction in projected benefit obligation.

The projected benefit obligation represents the actuarial present value of benefits expected to be paid upon retirement based on estimated future compensation levels.

16

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

The carrying amount of accrued pension liability should be the sum of the following amounts when the calculation is positive: (a) projected benefit obligation as of balance sheet date, (b) minus (plus) unamortized actuarial loss (gain), (c) minus unamortized prior service cost, and (d) minus the fair value of plan assets. If the amount determined by above calculation is negative, it is viewed as prepaid pension cost. The prepaid pension cost is measured at the lower of: (a) the amount determined above, and (b) the sum of the following amounts: (i) unamortized actuarial loss, (ii) unamortized prior service cost, and (iii) the present value of refunds from the plan or reductions in future contributions to the plan.

The measurement of benefit obligations and net periodic cost (income) is based on estimates and assumptions approved by the company’s management such as compensation, age and seniority, as well as certain assumptions, including estimates of discount rates, expected return on plan assets and rate of compensation increases.

For employees under defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts during their service periods.

Expense Recognition

The costs of providing services are recognized as incurred. The cost includes incentives to third party dealers for inducing business which are payable when the end user enters into an airtime contract.

Income Tax

The Company applies inter-period allocations for its income tax, whereby deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from purchases of machinery, equipment and technology, research and development expenditures, personnel training, and investments in important technology-based enterprises are recognized using the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Income taxes (10%) on undistributed earnings is recorded in the year of stockholders approval which is the year subsequent to the year the earnings are generated.

Foreign-currency Transactions

Foreign-currency transactions are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.

The financial statements of foreign equity investees are translated into New Taiwan dollars at the following exchange rates. Assets and liabilities—spot rates at year-end; stockholders’ equity—historical rates, income and expenses—average rates during the period. The resulting translation adjustments are recorded as a separate component of stockholders’ equity.

17

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

Hedge Accounting

A hedging relationship qualifies for hedge accounting only if, all of the following conditions are met: (a) at the inception of the hedge, there is formal documentation of the hedging relationship and the entity's risk management objective and strategy for undertaking the hedge; (b) the hedge is expected to be highly effective in achieving offsetting changes in fair value attributable to the hedged risk, consistently with the risk management strategy documented for that particular hedging relationship; (c) the effectiveness of the hedge can be reliably measured; (d) the hedge is assessed on an ongoing basis and determined actually to have been highly effective throughout the financial reporting periods for which the hedge was designated.

The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in earnings.

The hedging items that do not meet the criteria for hedge accounting were classified as financial assets or financial liabilities at fair value through profit or loss.

3. EFFECT OF CHANGES IN ACCOUNTING PRINCIPLE

The Company early adopted the Statement of Financial Accounting Standards No. 41 “Operating Segments” (“SFAS No. 41”) starting from September 1, 2009. This Statement supersedes the Statement of Financial accounting Standards No. 20 “Segment Reporting”. For comparative purpose, the segment information for the six months ended June 30, 2009 was presented in accordance with SFAS No. 41.

The Company adopted the newly-revised Statements of Financial Accounting Standards No. 10, “Accounting for Inventories,” (“SFAS No. 10”) beginning from January 1, 2009, which requires inventories to be stated at the lower of cost (weighted-average cost) or net realizable value item by item, except for those that may be appropriate to group items of similar or related inventories. The inventory-related incomes and expenses shall be classified in operating cost.

4. CASH AND CASH EQUIVALENTS

	June 30
	2010	2009
Cash
Cash on hand	$84,234	$89,142
Bank deposits	3,787,544	9,729,204
Negotiable certificate of deposit, annual yield rate - ranging from 0.37%-0.45% and 0.15%-0.50% for 2010 and 2009, respectively.	69,600,000	48,150,000

	73,471,778	57,968,346

Cash equivalents
Commercial paper, annual yield rate - ranging from 0.25%-0.28% and 0.13%-0.15% for 2010 and 2009, respectively.	9,987,330	20,604,587
Treasury bills, annual yield rate - ranging from 0.25%-0.28% for 2010	3,582,263	—

	13,569,593	20,604,587

	$87,041,371	$78,572,933

18

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

As of June 30, 2010 and 2009, foreign deposits in bank were as follows:

	June 30
	2010	2009
United States of America - New York (US$1,188 thousand and US$2,314 thousand for 2010 and 2009, respectively)	$38,374	$75,936

5. FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	June 30
	2010	2009
Derivatives - financial assets
Currency swap contracts	$—	$22,423

Derivatives - financial liabilities
Currency swap contracts	$23,656	$—

Chunghwa entered into investment management agreements with well-known financial institutions (fund managers) to manage its investment portfolios in 2006. The investment portfolios managed by these fund managers aggregated to an original amount of US$100,000 thousand. Chunghwa terminated the investment management agreements on April 14, 2009 and asked fund managers to dispose of all the investment portfolios. The fund managers had disposed all investment portfolios before June 23, 2009 and returned the proceeds to Chunghwa.

Chunghwa entered into currency swap contracts to reduce its exposure to foreign currency risk and variability in operating results due to fluctuations in exchange rates and stock prices. However, these derivatives do not meet the criteria for hedge accounting and were classified as financial assets or financial liabilities held for trading.

Outstanding currency swap contracts as of June 30, 2010 and 2009 were as follows:

	Currency	Maturity Period	Contract Amount (In Thousands)
June 30, 2010
Currency swap contracts	US$/NT$	2010.07	US$45,000/NT$1,426,395
June 30, 2009
Currency swap contracts	US$/NT$	2009.07	US$85,000/NT$2,788,879

Net gain (losses) arising from financial assets and liabilities at fair value through profit or loss for the six months ended June 30, 2010 and 2009 were $(10,390) thousand (including realized settlement gain of $19,943 thousand and valuation loss of $30,333 thousand) and $43,027 thousand (including realized settlement loss of $70,985 thousand and valuation gain of $114,012 thousand), respectively.

19

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

6. AVAILABLE-FOR-SALE FINANCIAL ASSETS

	June 30
	2010	2009
Open-end mutual funds	$5,525,810	$16,171,555
Domestic listed stocks	73,298	—
Real estate investment trust fund	—	182,820

	$5,599,108	$16,354,375

Movements of unrealized gain (loss) on available-for-sale financial assets were as follows:

	Six Months Ended June 30
	2010	2009
Balance, beginning of period	$(466,803)	$(2,255,905)
Recognized in stockholders’ equity	(456,329)	771,204
Transferred to profit or loss	38,154	113,399

Balance, end of period	$(884,978)	$(1,371,302)

As a result of the global economic and financial crisis, the Company determined that the impairment losses of available-for-sale financial assets was other-than-temporary in nature, and recorded impairment losses of $85,349 thousand for the six months ended June 30, 2009.

7. HELD-TO-MATURITY FINANCIAL ASSETS

	June 30
	2010	2009
Corporate bonds, nominal interest rate ranging from 0.77%-4.75% and 0.80%-4.75% for 2010 and 2009, respectively; effective interest rate ranging from 0.50%-2.95% and 0.80%-2.95% for 2010 and 2009, respectively	$7,639,850	$4,388,813
Bank debentures, nominal interest rate ranging from 1.87%-2.11% and 1.95%-2.30% for 2010 and 2009, respectively; effective interest rate ranging from 1.14%-2.90% and 1.14%-2.90% for 2010 and 2009, respectively	498,467	796,752
Collateralized loan obligation, nominal and effective interest rate was 2.18% for 2009	—	21,167

	8,138,317	5,206,732
Less: Current portion	1,190,089	670,541

	$6,948,228	$4,536,191

20

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

8. ALLOWANCE FOR DOUBTFUL ACCOUNTS

	Six Months Ended June 30
	2010	2009
Balance, beginning of period	$2,774,868	$2,992,143
Provision for doubtful accounts	181,291	258,776
Accounts receivable written off	(267,494)	(397,888)

Balance, end of period	$2,688,665	$2,853,031

9. OTHER CURRENT MONETARY ASSETS

	June 30
	2010	2009
Accrued custodial receipts from other carriers	$498,910	$546,036
Other	2,154,746	2,700,750

	$2,653,656	$3,246,786

10. INVENTORIES, NET

	June 30
	2010	2009
Merchandise	$501,738	$361,469
Work in process	364,758	475,672

	$866,496	$837,141

The operating costs related to inventories were $4,130,733 thousand (including the valuation loss on inventories of $56,294 thousand) and $2,437,805 thousand (including the valuation loss on inventories of $30,370 thousand) for the six months ended June 30, 2010 and 2009, respectively.

11. OTHER CURRENT ASSETS

	June 30
	2010	2009
Prepaid expenses	$2,499,809	$2,405,326
Spare parts	2,264,197	1,868,913
Prepaid rents	909,320	883,735
Miscellaneous	242,242	177,586

	$5,915,568	$5,335,560

21

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

12. INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	June 30
	2010		2009
	Carrying Amount	% of Ownership	Carrying Amount	% of Ownership
Listed
Senao International Co., Ltd. (“SENAO”)	$1,263,026	28	$1,192,470	29

Non-listed
Light Era Development Co., Ltd. (“LED”)	2,891,613	100	2,952,556	100
Chunghwa Investment Co., Ltd. (“CHI”)	1,653,215	89	841,475	49
Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	1,426,836	100	782,281	100
Chunghwa System Integration Co., Ltd. (“CHSI”)	707,252	100	712,953	100
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	508,841	40	495,158	40
CHIEF Telecom Inc. (“CHIEF”)	486,227	69	433,045	69
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	273,140	30	88,198	33
InfoExplorer Co., Ltd. (“IFE”)	251,982	49	279,423	49
Donghwa Telecom Co., Ltd. (“DHT”)	239,338	100	224,105	100
Chunghwa International Yellow Pages Co., Ltd. (“CIYP”)	176,704	100	152,699	100
Skysoft Co., Ltd. (“SKYSOFT”)	87,234	30	85,775	30
Chunghwa Telecom Global, Inc. (“CHTG”)	75,974	100	69,024	100
Spring House Entertainment Inc. (“SHE”)	64,866	56	47,986	56
KingWaytek Technology Co., Ltd. (“KWT”)	64,834	33	69,003	33
So-net Entertainment Taiwan Co., Ltd. (“So-net”)	26,155	30	44,929	30
Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	12,667	100	11,270	100
New Prospect Investments Holdings Ltd. (B.V.I.) (“New Prospect”)	—	100	—	100
Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	—	100	—	100

	8,946,878		7,289,880

	$10,209,904		$8,482,350

On March 27, 2009, the board of directors of Chunghwa resolved to purchase 48,000 thousand common shares of Senao International Co., Ltd. (“SENAO”) through SENAO’s private placement. However Chunghwa and SENAO did not complete the required procedures within the legal payment period; therefore, Chunghwa and SENAO decided to discontinue the private placement.

Chunghwa invested in Chunghwa Investment Co., Ltd. (“CHI”) in September 2009 for $758,709 thousand. Chunghwa increased its ownership interest in CHI from 49% to 89%. CHI engages mainly in professional investing in telecommunication business and the telecommunication valued-added services.

Chunghwa increased its investment in Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”) for $610,659 thousand in July 2009. CHTS engages mainly in telecommunication wholesale, internet transfer services, international data, long distance call wholesales to carriers and the world satellite business. ST-1 telecommunications satellite is expected be retired in 2011; therefore, CHTS and SingTelSat Pte., Ltd. established a joint venture, ST-2 Satellite Ventures Pte., Ltd. (“STS”) in Singapore in October 2008 in order to maintain the current service. STS will engage in the installation and the operation of ST-2 telecommunications satellite.

22

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

Chunghwa participated in the capital increase of Viettel-CHT in September 2009, by investing $197,088 thousand cash and its ownership interest of Viettel-CHT was decreased from 33% to 30%. Viettel-CHT engages mainly in IDC services.

Chunghwa prepaid $283,500 thousand to invest in InfoExplorer Co., Ltd. (“IFE”) and the record date of capital increase of IFE was January 5, 2009. Chunghwa acquired 49% of ownership. Chunghwa has control over IFE by obtaining above half of seats of the board of directors of IFE on January 20, 2009, which was IFE’s stockholder’s meeting. IFE mainly engages in information system planning and maintenance, software development, and information technology consultation services.

Chunghwa participated in So-net Entertainment Taiwan Co., Ltd.’s capital increase on April 3, 2009, by investing $60,008 thousand cash, and acquired 30% of its Taiwan shares. So-net Entertainment Taiwan Co., Ltd. engages mainly in online service and sale of computer hardware.

Chunghwa increased its investment on CHTJ by investing $11,151 thousand cash in January 2009. CHTJ engages mainly in telecommunication business, information processing and information providing service, development and sale of software and consulting services in telecommunication.

Chunghwa has established New Prospect Investments Holdings Ltd. (B.V.I.) (“New Prospect”) and Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”) in March 2006, but not on operation stage yet. Both holding companies are operating as investment companies and Chunghwa has 100% ownership right in an amount of US$1 in each holding company.

Market value of the listed investment accounted for using equity method calculated at its closing prices as of June 30, 2010 and 2009 was 3,703,495 thousand and 2,845,806 thousand, respectively.

The equity in earnings and losses for the six months ended June 30, 2010 and 2009 were based on the audited financial statements.

All accounts of Chunghwa’s subsidiaries were included in Chunghwa’s consolidated financial statements.

13. FINANCIAL ASSETS CARRIED AT COST

	June 30
	2010		2009
	Carrying Amount	% of Ownership	Carrying Amount	% of Ownership
Non-listed
Taipei Financial Center Corp. (“TFC”)	$1,789,530	12	$1,789,530	12
Industrial Bank of Taiwan II Venture Capital Co., Ltd. (“IBT II”)	200,000	17	200,000	17
Global Mobile Corp. (“GMC”)	127,018	11	127,018	11
iD Branding Ventures (“iDBV”)	75,000	8	75,000	8
Innovation Works Development Fund, L.P. (“IWDF”)	38,035	13	—	—
RPTI Intergroup International Ltd.(“RPTI”)	34,500	10	34,500	12
CQi Energy Infocom Inc. (“CQi”)	20,000	18	—	—
Innovation Works Limited (“IW”)	10,565	2	—	—
Essence Technology Solution, Inc. (“ETS”)	—	9	10,000	9

	$2,294,648		$2,236,048

23

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

Chunghwa invested in IWDF for $38,035 thousand in June 2010. IWDF invests mainly in start-up companies of E-commerce, mobile internet and cloud computing, etc.

Chunghwa invested in CQi for $20,000 thousand in June 2010. CQi engages mainly in intelligent energy network management services.

Chunghwa invested in IW for $10,565 thousand in June 2010. IW invests mainly in start-up companies and mentors such companies in the E-commerce, mobile internet and cloud computing fields, etc.

RPTI completed a capital reduction to offset its deficits and as a result the number of shares held by Chunghwa was reduced from 9,234 thousand shares to 4,765 thousand shares in August, 2009. Subsequent to this capital reduction, RPTI raised additional capital through cash contributions. Chunghwa did not participate in the RPTI’s capital increase plan; therefore, Chunghwa’s ownership of RPTI decreased to 10%.

After evaluating the financial assets carried at cost, Chunghwa determined the investment in ETS was impaired and recognized an impairment loss of NT$10,000 thousand in 2009.

Chunghwa participated in TFC’s capital increase in October 2008 and prepaid $285,859 thousand. However, TFC was not expected to be able to collect enough amount of capital increase within a specific period; therefore TFC’s board of directors held a meeting on April 10, 2009 and resolved to withdraw its capital increase plan from Securities and Futures Bureau of Financial Supervisory Commission, Executive Yuan (“FSC”). TFC returned the prepayment to Chunghwa on May 8, 2009.

The above investments that do not have a quoted market price in an active market and whose fair values cannot be reliably measured are carried at original cost.

14. OTHER MONETARY ASSETS - NONCURRENT

	June 30
	2010	2009
Piping Fund	$1,000,000	$1,000,000

As part of the government’s effort to upgrade the existing telecommunications infrastructure, Chunghwa and other public utility companies were required by the ROC government to contribute a total of $1,000,000 thousand to a Piping Fund administered by the Taipei City Government. This fund were used to finance various telecommunications infrastructure projects.

15. PROPERTY, PLANT AND EQUIPMENT

	June 30
	2010	2009
Cost
Land	$101,292,062	$101,259,764
Land improvements	1,538,691	1,513,208
Buildings	65,695,722	62,686,423
Computer equipment	15,408,439	15,434,463
Telecommunications equipment	655,365,545	652,387,793
Transportation equipment	1,972,585	2,243,028
Miscellaneous equipment	6,985,801	7,159,198

Total cost	848,258,845	842,683,877
Revaluation increment on land	5,800,909	5,810,342

	854,059,754	848,494,219

		(Continued	)

24

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

	June 30
	2010	2009
Accumulated depreciation
Land improvements	$978,932	$923,853
Buildings	17,860,557	16,805,966
Computer equipment	11,939,517	11,742,232
Telecommunications equipment	524,159,918	512,046,657
Transportation equipment	1,739,103	2,056,290
Miscellaneous equipment	5,932,446	6,096,352

	562,610,473	549,671,350

Construction in progress and advances related to acquisition of equipment	10,991,199	14,212,625

Property, plant and equipment, net	$302,440,480	$313,035,494

		(Concluded	)

Pursuant to the related regulations, Chunghwa revalued its land owned as of April 30, 2000 based on the publicly announced values on July 1, 1999. These revaluations which have been approved by the Ministry of Auditing resulted in increases in the carrying values of property, plant and equipment of $5,986,074 thousand, liabilities for land value incremental tax of $211,182 thousand, and stockholder’s equity - other adjustments of $5,774,892 thousand.

The amendment to the Land Tax Act, relating to the article to permanently lower land value incremental tax, went effective from February 1, 2005. In accordance with the lowered tax rates, Chunghwa recomputed its land value incremental tax, and reclassified the reserve for land value incremental tax of $116,196 thousand to stockholder’s equity - other adjustments. As of June 30, 2010, the unrealized revaluation increment was decreased to $5,803,446 thousand by disposal of revaluation assets.

Depreciation on property, plant and equipment for the six months ended June 30, 2010 and 2009 was $16,500,893 thousand and $17,678,816 thousand, respectively. No interest expense was capitalized for the six months ended June 30, 2010 and 2009.

16. ACCRUED EXPENSES

	June 30
	2010	2009
Accrued salary and compensation	$4,109,125	$7,150,199
Accrued employees’ bonuses and remuneration to directors and supervisors	2,822,183	2,322,659
Accrued franchise fees	1,139,941	1,137,051
Other accrued expenses	3,098,493	2,329,480

	$11,169,742	$12,939,389

25

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

17. OTHER CURRENT LIABILITIES

	June 30
	2010	2009
Advances from subscribers	$6,638,287	$5,399,428
Amounts collected in trust for others	2,294,417	2,268,896
Payables to equipment suppliers	1,520,387	1,247,747
Payables to contractors	1,472,126	2,012,710
Refundable customers’ deposits	1,067,024	1,012,910
Miscellaneous	2,810,388	3,272,700

	$15,802,629	$15,214,391

18. STOCKHOLDERS’ EQUITY

Under Chunghwa’s Articles of Incorporation, Chunghwa’s authorized capital is $120,000,000,000 which is divided into 12,000,000,000 common shares (at $10 par value per share), among which 9,696,808,181 shares are issued and outstanding as of June 30, 2010.

On March 28, 2006, the board of directors approved the issuance of the 2 preferred shares, and the MOTC purchased the 2 preferred shares at par value on April 4, 2006. In accordance with the Articles of Incorporation of Chunghwa, the preferred shares would be redeemed by Chunghwa three years from the date of issuance at their par value. These preferred shares expired on April 4, 2009 and were redeemed on April 6, 2009.

For the purpose of privatizing Chunghwa, the MOTC sold 1,109,750 thousand common shares of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange on July 17, 2003. Afterwards, the MOTC sold 1,350,682 thousand common shares in the form of ADS amounting to 135,068 thousand units on August 10, 2005. Subsequently, the MOTC and Taiwan Mobile Co., Ltd. sold 505,389 thousand and 58,959 thousand common shares of Chunghwa, respectively, in the form of ADS totally amounting to 56,435 thousand units on September 29, 2006. The MOTC and Taiwan Mobile Co., Ltd. have sold 3,024,780 thousand common shares in the form of ADS amounting to 302,478 thousand units. As of June 30, 2010, the outstanding ADSs were 962,735 thousand common shares, which equaled approximately 96,274 thousand units and represented 9.93 % of Chunghwa’s total outstanding common shares.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents:

a.	Exercise their voting rights,

b.	Sell their ADSs, and

c.	Receive dividends declared and subscribe to the issuance of new shares.

26

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

Under the ROC Company Law, additional paid-in capital may only be utilized to offset deficits. For those companies having no deficits, additional paid-in capital arising from capital surplus can be used to increase capital stock and distribute to stockholders in proportion to their ownership at the ex-dividend date. Also, such amounts can only be declared as a stock dividend by Chunghwa at an amount calculated in accordance with the provisions of existing regulations. The combined amount of any portions capitalized each year may not exceed 10 percent of common stock issued. However, where a company undergoes an organizational change (such as a merger, acquisition, or reorganization) that results in the capitalization of undistributed earnings after the organizational change, the above restriction does not apply.

In addition, before distributing a dividend or making any other distribution to stockholders, Chunghwa must pay all outstanding taxes, recover any past losses and set aside a legal reserve equal to 10% of its net income, and depending on its business needs or requirements, may also set aside a special reserve. In accordance with the Articles of Incorporation, no less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed in the following order: (a) from 2% to 5% of distributable earnings shall be distributed to employees as employee bonus; (b) no more than 0.2% of distributable earnings shall be distributed to board of directors and supervisors as remuneration; and (c) cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividends to be distributed is less than NT$0.10 per share, such cash dividend shall be distributed in the form of common shares.

Chunghwa operates in a capital-intensive and technology-intensive industry and requires capital expenditures to sustain its competitive position in high-growth market. Thus, Chunghwa’s dividend policy takes into account future capital expenditure outlays. In this regard, a portion of the earnings may be retained to finance these capital expenditures. The remaining earnings can then be distributed as dividends if approved by the stockholders in the following year and will be recorded in the financial statements of that year.

For the six months ended June 30, 2010 and 2009, the accrual amounts for bonuses to employees and remuneration to directors and supervisors is based on management estimates including past experience and probable amount to be paid in accordance with Chunghwa’s Articles of Incorporation and Implementation Guidance for the Employee’s Bonus Distribution of Chunghwa Telecom Co., Ltd.

If the initial accrual amounts of the aforementioned bonus are significantly different from the amounts proposed by the board of directors, the difference is charged to the earnings of the year making the initial estimate. Otherwise, the difference between initial accrual amounts and the amounts resoluted in the shareholders’ meeting is charged to the earnings of the following year as a result of change of accounting estimate.

Under the ROC Company Law, the appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of Chunghwa. This reserve can only be used to offset a deficit, or when reaching 50% of the aggregate par value of the outstanding capital stock of Chunghwa, up to 50% of the reserve may, at the option of Chunghwa, be declared as a stock dividend and transferred to capital.

The appropriations and distributions of the 2009 and 2008 earnings of Chunghwa have been approved by the stockholders on June 18, 2010 and June 19, 2009 as follows:

	Appropriation of Earnings		Dividend Per Share
	2009	2008	2009	2008
Legal reserve	$4,374,014	$4,127,675	$—	$—
Special reserve	—	475	—	—
Cash dividends	39,369,041	37,138,775	4.06	3.83

27

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

The amounts for bonuses to employees and remuneration to directors and supervisors approved in the stockholders’ meeting on June 18, 2010, were $1,800,929 thousand and $41,211 thousand paid by cash, respectively. There was no difference between the initial accrual amounts and the amounts resolved in stockholders’ meeting of the aforementioned bonuses to employees and the remuneration to directors and supervisors.

The amounts for bonuses to employees and remuneration to directors and supervisors approved in the stockholders’ meeting on June 19, 2009, were $1,629,915 thousand and $38,807 thousand paid by cash, respectively. The aforementioned approved amounts of the bonus to employees and the remuneration to directors and supervisors were different from the accrual amounts of $1,723,921 thousand and $40,886 thousand, respectively, reflected in the statement of income for the year ended December 31, 2008. The differences of $94,006 thousand and $2,079 thousand, respectively, were treated as change in estimates and were adjusted against earnings for the six months ended June 30, 2009.

Information on the appropriation of Chunghwa’s 2009 earnings, employees bonuses and remuneration to directors and supervisors resolved by the board of directors and approved by the stockholders is available at the Market Observation Post System website.

The stockholders, at the stockholders’ meeting held on June 18, 2010, also resolved to reduce the amount of capital in Chunghwa by a cash distribution to its stockholders in the amount of $19,393,616 thousand in order to improve the financial condition of Chunghwa and better utilize its excess funds. The stockholders further authorized the board of directors of Chunghwa to designate the record date of capital reduction after the capital reduction plan is effectively registered with FSC.

The stockholders, at a meeting held on June 19, 2009, resolved to transfer capital surplus in the amount of $9,696,808 thousand to common capital stock. The abovementioned 2009 capital increase proposal was effectively registered with FSC. The board of directors authorized the chairman of directors to decide the ex-dividend date of the aforementioned proposal and the chairman decided the ex-dividend date as August 9, 2009.

The stockholders, at the stockholders’ meeting held on June 19, 2009, also resolved to reduce the amount of capital in Chunghwa by a cash distribution to its stockholders in order to improve the financial condition of Chunghwa and better utilize its excess funds. The abovementioned 2009 capital reduction proposal was effectively approved by FSC. The board of directors of Chunghwa further authorized the chairman of board of directors of Chunghwa to designate the record date of capital reduction as of October 26, 2009. Subsequently, common capital stock was reduced by $9,696,808 thousand and the stock transfer date of capital reduction was January 28, 2010. The amount due to stockholders for capital reduction was paid in February 2010.

The stockholders, at a special meeting held on August 14, 2008, resolved to transfer capital surplus in the amount of $19,115,554 thousand to common capital stock. The abovementioned 2008 capital increase proposal was effectively registered with FSC. The board of directors resolved the ex-dividend date of the aforementioned proposal as October 25, 2008.

The stockholders, at the stockholders’ meeting held on August 14, 2008, also resolved to reduce the amount of capital in Chunghwa by a cash distribution to its stockholders in order to improve the financial condition of Chunghwa and better utilize its excess funds. The capital reduction plan was effected by a transfer of capital surplus in the amount of $19,115,554 thousand to common capital stock and was effectively registered with FSC. Chunghwa designated December 30, 2008 as the record date and March 9, 2009 as the stock transfer date of capital reduction. Subsequently, common capital stock was reduced by $19,115,554 thousand and a liability for the same amount of cash to be distributed to stockholders was recorded. Such cash payment to stockholders was made in March 2009.

28

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

19. COMPENSATION, DEPRECIATION AND AMORTIZATION EXPENSES

	Six Months Ended June 30, 2010
	Operating Costs	Operating Expenses	Total
Compensation expense
Salaries	$6,056,874	$4,198,957	$10,255,831
Insurance	495,741	344,126	839,867
Pension	836,712	557,955	1,394,667
Other compensation	4,647,825	3,213,702	7,861,527

	$12,037,152	$8,314,740	$20,351,892

Depreciation expense	$15,663,186	$837,707	$16,500,893

Amortization expense	$503,300	$77,099	$580,399

	Six Months Ended June 30, 2009
	Operating Costs	Operating Expenses	Total
Compensation expense
Salaries	$6,075,780	$4,137,113	$10,212,893
Insurance	423,519	291,536	715,055
Pension	805,479	570,654	1,376,133
Other compensation	3,993,505	2,742,003	6,735,508

	$11,298,283	$7,741,306	$19,039,589

Depreciation expense	$16,733,371	$945,445	$17,678,816

Amortization expense	$454,444	$75,512	$529,956

20. INCOME TAX

a.	A reconciliation between income tax expense computed by applying the statutory income tax rate to income before income tax and income tax payable is as follows:

	Six Months Ended June 30
	2010	2009
Income tax expense computed at statutory income tax rate	$5,058,215	$7,231,674
Add (deduct) tax effects of:
Permanent differences	(66,648)	(96,567)
Temporary differences	(18,836)	19,312
10% undistributed earnings tax	1,286	6,441
Investment tax credits	(289,949)	(632,810)

Income tax payable	$4,684,068	$6,528,050

29

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

b.	Income tax expense consists of the following:

	Six Months Ended June 30
	2010	2009
Income tax payable	$4,684,068	$6,528,050
Income tax - separated	3,688	49,128
Income tax - deferred	80,663	282,477
Adjustments of prior years’ income tax	(5,630)	(194,323)

	$4,762,789	$6,665,332

In May 2010, the Legislative Yuan passed the amendment of Article 5 of the Income Tax Law, which reduces the income tax rate of profit-seeking enterprises from 20% to 17%, effective January 1, 2010. After the Legislative Yuan passed the amendment of Article 5 of the Income Tax Law, the Company recalculated its deferred income tax assets and liabilities in accordance with the amended Article and recorded the resulting difference as an income tax expense or benefit.

Under Article 10 of the Statute for Industrial Innovation (SII) passed by the Legislative Yuan in April 2010, a profit-seeking enterprise may deduct up to 15% of its research and development expenditures from its income tax payable for the fiscal year in which these expenditures are incurred, but this deduction should not exceed 30% of the income tax payable for that fiscal year. This incentive took effect from January 1, 2010 and is effective till December 31, 2019.

Under Article 10 of the Statute for Industrial Innovation (SII) passed by the Legislative Yuan in April 2010, a profit-seeking enterprise may deduct up to 15% of its research and development expenditures from its income tax payable for the fiscal year in which these expenditures are incurred, but this deduction should not exceed 30% of the income tax payable for that fiscal year. This incentive took effect from January 1, 2010 and is effective till December 31, 2019.

c.	Net deferred income tax assets (liabilities) consists of the following:

	June 30
	2010	2009
Current
Provision for doubtful accounts	$290,142	$377,136
Unrealized accrued expense	56,167	48,783
Unrealized foreign exchange loss	(36,839)	29,426
Valuation loss (gain) on financial instruments, net	(1,890)	(23,034)
Other	18,198	19,021

	325,778	451,332
Valuation allowance	(290,142)	(377,136)

Net deferred income tax assets - current	$35,636	$74,196

Noncurrent
Accrued pension cost	$291,222	$1,131,060
Impairment loss	51,602	64,163

Net deferred income tax assets - noncurrent	$342,824	$1,195,223

30

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

d.	The related information under the Integrated Income Tax System is as follows:

	June 30
	2010	2009
Balance of Imputation Credit Account (ICA)	$11,589,546	$12,629,060

The actual creditable ratios distribution of Chunghwa’s of 2009 and 2008 for earnings were 26.48% and 30.61%, respectively.

e.	Undistributed earnings information

As of June 30, 2010 and 2009, there is no earnings generated prior to June 30, 1998 in Chunghwa’s undistributed earnings.

Income tax returns through the year ended December 31, 2005 have been examined by the ROC tax authorities.

21. EARNINGS PER SHARE

EPS was calculated as follows:

	Amount (Numerator)		Weighted- average Number of Common Shares Outstanding (Denominator)	Earnings Per Share (Dollars)
	Income Before Income Tax	Net Income		Income Before Income Tax	Net Income
Six months ended June 30, 2010
Basic EPS
Income attributable to stockholders	$29,754,207	$24,991,418	9,696,808	$3.07	$2.58

Effect of dilutive potential common stock
SENAO’s stock options	(3,866)	(3,866)	—
Employee bonus	—	—	35,947

Diluted EPS
Income attributable to stockholders (including effect of dilutive potential common stock)	$29,750,341	$24,987,552	9,732,755	$3.06	$2.57

Six months ended June 30, 2009
Basic EPS
Income attributable to stockholders	$28,926,734	$22,261,402	9,696,808	$2.98	$2.30

Effect of dilutive potential common stock
SENAO’s stock options	(1,038)	(1,038)	—
Employee bonus	—	—	33,294

Diluted EPS
Income attributable to stockholders (including effect of dilutive potential common stock)	$28,925,696	$22,260,364	9,730,102	$2.97	$2.29

31

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

In March 2007, the ARDF issued an Interpretation 96-052 that requires companies to recognize bonuses paid to employees, directors and supervisors as an expense rather than an appropriation of earnings beginning from January 1, 2008. According to the Interpretation 97-169 issued by ARDF in May 2008, Chunghwa presumed that the employees bonuses to be paid will be settled in shares and takes those shares into consideration when calculating the weighted average number of outstanding shares used in the calculation of diluted EPS if the shares have a dilutive effect for the six months ended June 30, 2010 and 2009. The number of shares is calculated by dividing the amount of bonuses by the closing price of the Chunghwa’s shares of the balance sheet date. The dilutive effect of the shares needs to be considered until the stockholders resolve the number of shares to be distributed to employees in their meeting in the following year.

The diluted earnings per share for the six months ended June 30, 2010 and 2009 was due to the effect of potential common stock related to stock options granted by SENAO.

The weighted-average number of outstanding shares for EPS calculation has been retroactively adjusted for capital reduction. The retroactive adjustments caused the basic EPS before income tax and after income tax for the six months ended June 30, 2009 to increase from NT$2.71 to NT$2.98 and to increase from NT$2.09 to NT$2.30, respectively, and the diluted EPS before income tax and after income tax for the six months ended June 30, 2009, to increase from NT$2.70 to NT$2.97 and to increase from NT$2.08 to NT$2.29, respectively.

22. PENSION PLAN

Chunghwa completed privatization plans on August 12, 2005. Chunghwa is required to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization in accordance with the Statute Governing Privatization of Stated-owned Enterprises. After paying all pension obligations for privatization, the plan assets of Chunghwa should be transferred to the Fund for Privatization of Government-owned Enterprises (the “Privatization Fund”) under the Executive Yuan. On August 7, 2006, Chunghwa transferred the remaining balance of fund to the Privatization Fund. However, according to the instructions of MOTC, Chunghwa would, on behalf of the MOTC to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization.

The pension plan under the Labor Pension Act of ROC (the “LPA”) is effective beginning July 1, 2005 and this pension mechanism is considered as a defined contribution plan. Based on the LPA, Chunghwa makes monthly contributions to employees’ individual pension accounts at 6% of monthly salaries and wages.

Chunghwa’s pension plan is considered as a defined benefit plan under the Labor Standards Law that provide benefits based on an employee’s length of service and average six-month salary prior to retirement. Chunghwa contributes an amount at 15% or less of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the names of the Committees in the Bank of Taiwan.

The balance of Chunghwa’s plan assets subject to defined benefit plan were $11,746,275 thousand and $5,440,162 thousand as of June 30, 2010 and 2009, respectively.

Pension costs of Chunghwa were $1,431,803 thousand ($1,372,432 thousand subject to defined benefit plan and $59,371 thousand subject to defined contribution plan) and $1,412,661 thousand ($1,366,125 thousand subject to defined benefit plan and $46,536 thousand subject to defined contribution plan) for the six months ended June 30, 2010 and 2009, respectively.

32

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

23. TRANSACTIONS WITH RELATED PARTIES

The ROC Government, one of Chunghwa’s customers held significant equity interest in Chunghwa. Chunghwa provides fixed-line services, wireless services, Internet and data and other services to the various departments and institutions of the ROC Government and other state-owned enterprises in the normal course of business and at arm’s-length prices. The information on service revenues from government bodies and related organizations have not been provided because details of the type of transactions were not summarized by Chunghwa. Chunghwa believes that all costs of doing business are reflected in the financial statements.

a.	Chunghwa engages in business transactions with the following related parties:

Company	Relationship
Senao International Co., Ltd. (“SENAO”)	Subsidiary
Light Era Development Co., Ltd. (“LED”)	Subsidiary
Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	Subsidiary
CHIEF Telecom, Inc. (“CHIEF”)	Subsidiary
InfoExplorer Co., Ltd. (“IFE”)	Subsidiary
Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	Subsidiary
Chunghwa International Yellow Pages Co., Ltd. (“CIYP”)	Subsidiary
Chunghwa System Integration Co., Ltd. (“CHSI”)	Subsidiary
Spring House Entertainment Inc. (“SHE”)	Subsidiary
Chunghwa Telecom Global, Inc. (“CHTG”)	Subsidiary
Donghwa Telecom Co., Ltd. (“DHT”)	Subsidiary
New Prospect Investments Holdings Ltd. (B.V.I.) (“New Prospect”)	Subsidiary
Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	Subsidiary
Chunghwa Investment Co., Ltd. (“CHI”)	Equity-method investee before Chunghwa obtained control over CHI on September 9, 2009
Chunghwa Investment Holding Co., Ltd. (“CIHC”)	Subsidiary of CHI, which was equity-method investee before Chunghwa obtained control over CHI on September 9, 2009
Chunghwa Precision Test Tech. Co., Ltd. (“CHPT”)	Subsidiary of CHI, which was equity-method investee before Chunghwa obtained control over CHI on September 9, 2009
Unigate Telecom Inc. (“Unigate”)	Subsidiary of CHIEF
CHIEF Telecom (Hong Kong) Limited (“CHK”)	Subsidiary of CHIEF
Chief International Corp. (“CIC”)	Subsidiary of CHIEF
Concord Technology Co., Ltd. (“Concord”)	Subsidiary of CHSI
Glory Network System Service (Shanghai) Co., Ltd. (“Glory”)	Subsidiary of Concord
Senao International (Samoa) Holding Ltd. (SIS)	Subsidiary of SENAO
Senao International HK Limited (SIHK)	Subsidiary of SENAO
CHI One Investment Co., Ltd. (“COI”)	Subsidiary of CHI
Yao Yong Real Property Co., Ltd. (“YYRP”)	Subsidiary of LED
InfoExplorer International Co., Ltd. (“IESA”)	Subsidiary of IFE
InfoExplorer (Hong Kong) Co., Ltd. (“IEHK”)	Subsidiary of IFE
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	Equity-method investee
So-net Entertainment Taiwan Co., Ltd. (“So-net”)	Equity-method investee
Skysoft Co., Ltd. (“SKYSOFT”)	Equity-method investee
Senao Networks, Inc. (“SNI”)	Equity-method investee of SENAO
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	Equity-method investee of CHTS

33

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

b.	Significant transactions with the above related parties are summarized as follows:

	June 30
	2010		2009
	Amount	%	Amount	%
1) Receivables
Trade notes and accounts receivable
SENAO	$228,078	75	$121,635	56
CHIEF	23,075	7	21,388	10
CHTG	17,296	6	13,987	6
CIYP	10,244	3	30,306	14
CHSI	2,706	1	14,800	7
Others	24,596	8	14,942	7

	$305,995	100	$217,058	100

2) Payables
Trade notes payable, accounts payable, and accrued expenses
SENAO	$633,902	41	$520,969	36
TISE	321,543	21	349,389	24
CHSI	162,390	11	205,965	14
CHTG	45,319	3	25,173	2
CHIEF	40,324	3	50,215	4
DHT	36,901	2	36,285	2
SHE	17,569	1	12,212	1
Others	27,709	2	13,040	—

	1,285,657	84	1,213,248	83

Payables to constructors
CHSI	2,157	—	1,358	—
TISE	1,560	—	15,412	1

	3,717	—	16,770	1

Amounts collected in trust for others
SENAO	234,915	15	224,382	16
Others	11,717	1	10,371	—

	246,632	16	234,753	16

	$1,536,006	100	$1,464,771	100

	Six Months Ended June 30
	2010		2009
	Amount	%	Amount	%
3) Revenues
SENAO	$956,329	1	$347,971	—
So-net	155,523	—	24,608	—
CHIEF	124,162	—	111,274	—
CHTG	28,448	—	25,128	—
SKYSOFT	18,777	—	17,086	—
CHSI	15,148	—	7,925	—
LED	10,427	—	2,214	—
Others	19,900	—	20,192	—

	$1,328,714	1	$556,398	—

34

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

	Six Months Ended June 30
	2010		2009
	Amount	%	Amount	%
4) Operating costs and expenses
SENAO	$2,376,748	4	$2,566,458	4
TISE	461,035	1	232,188	1
CHSI	293,915	1	169,862	—
CHIEF	145,567	—	150,251	—
CHTG	62,793	—	24,183	—
IFE	27,196	—	100	—
SHE	26,102	—	32,456	—
CIYP	15,309	—	25,844	—
DHT	14,886	—	6,276	—
CHTS	11,726	—	1,083	—
CHTJ	7,788	—	771	—
Others	8,025	—	3,656	—

	$3,451,090	6	$3,213,128	5

5) Acquisition of property, plant and equipment
CHSI	$174,478	2	$187,788	2
DHT	25,465	—	—	—
TISE	19,879	—	214,625	2
CHTG	16,470	—	21,770	—
Others	6,057	—	268	—

	$242,349	2	$424,451	4

Chunghwa has entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite. This lease term is 15 years and the total contract value is approximately $6,000,000 thousand (SGD260,723 thousand). The Company has prepaid $1,995,294 thousand which was classified as other assets-others. As of June 30, 2010, the ST-2 satellite is still under construction.

The Company has leased property to LED since April 2010. The leased term is 15 years and the rent is charged monthly.

Chunghwa sold the land with a carrying value of $936,016 thousand to Light Era Development Co., Ltd. (“LED”) at the price of $2,421,932 thousand in 2008. However, since the gain on disposal of land amounting to $1,485,916 thousand is unrealized, the gain was recognized as deferred credit - profit on intercompany transactions, and will not be recognized as revenue till the gain is realized in the future.

Chunghwa sold the land with a carrying value of $378,927 thousand to LED at price of $207,030 thousand in 2008 and resulted in a disposal loss amounting to $171,897 thousand. The disposal loss on land is unrealized and the unrealized loss is included in other assets - others. The unrealized loss is not recognized in earnings until it is sold to the third party and realized in the future.

The foregoing transactions with related parties were conducted as arm’s length transactions, except for the transactions with SENAO, CHIEF, CIYP, LED and IFE were determined in accordance with mutual agreements.

35

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

24. SIGNIFICANT COMMITMENTS AND CONTINGENCIES

As of June 30, 2010, in addition to those disclosed in other notes, Chunghwa’s remaining commitments under non-cancellable contracts with various parties were as follows:

a.	Acquisition of land and buildings of $119,565 thousand.

b.	Acquisition of telecommunications equipment of $17,409,406 thousand.

c.	Contracts to print billing, envelopes and telephone directories of $93,976 thousand.

d.	Chunghwa also has non-cancellable operating leases covering certain buildings, computers, computer peripheral equipment and operating system software under contracts that expire in various years. Future lease payments were as follows:

Year	Amount
2010 (from July 1, 2010 to December 31, 2010)	$955,898
2011	1,538,525
2012	1,145,633
2013	749,906
2014 and thereafter	857,860

e.	A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by Chunghwa on August 15, 1996 (classified as long-term investment - other monetary assets). If the fund is not sufficient, Chunghwa will contribute the remaining $1,000,000 thousand upon notification from the Taipei City Government. Based on Chunghwa’s understanding of the Piping Fund terms, if the project is considered to be no longer necessary by the ROC government, Chunghwa will receive back its proportionate share of the net equity of the Piping Fund upon its dissolution. Chunghwa does not know when its contribution to the Piping Fund will be returned; therefore, Chunghwa did not discount the face amount of its contribution on the Piping Fund.

f.	A portion of the land used by Chunghwa during the period July 1, 1996 to December 31, 2004 was co-owned by Chunghwa and Taiwan Post Co., Ltd. (the former Chunghwa Post Co., Ltd. directorate General of Postal Service). In accordance with the claims process in Taiwan, on July 12, 2005, the Taiwan Taipei District Court sent a claim notice to Chunghwa to reimburse Chunghwa Post Co., Ltd. in the amount of $767,852 thousand for land usage compensation due to the portion of land usage area in excess of Chunghwa’s ownership and along with interest calculated at 5% interest rate from June 30, 2005 to the payment date. Chunghwa stated that both parties have the right to use co-management land without consideration. Chunghwa Post Co., Ltd. can not request payment for land compensation. Furthermore, Chunghwa believes that the computation used to derive the land usage compensation amount is inaccurate because most of the compensation amount has expired as result of the expiration clause. Therefore, Chunghwa filed an appeal at the Taiwan Taipei District Court. On March 30, 2009, the Taiwan Taipei District Court rendered its judgment that Chunghwa only need to pay $16,870 thousand along with interest calculated at 5% per annum from July 23, 2005 and 4% of the court fees as the court judgment compensation. However, Chunghwa Post Co., Ltd. did not accept the judgment and filed an appeal at Taiwan High Court. Chunghwa also filed an appeal at the Taiwan High Court within the statutory period. On April 7, 2010, the Taiwan High Court rendered its judgment, ruling that we need to pay $23,284 thousand as compensation in addition to the $16,870 thousand from the Taiwan Taipei District Court judgment, along with interest calculated at 5% per annum from July 23, 2005 to the payment date and 12.5% of Chunghwa Post Co., Ltd.’s court fees from its original suit and subsequent appeal as compensation. Chunghwa has filed an appeal at the Supreme Court of the Republic of China within the statutory period.

36

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

25. FAIR VALUES OF FINANCIAL INSTRUMENTS

a.	Carrying amount and fair value of financial instruments were as follows:

	June 30
	2010		2009
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets
Cash and cash equivalents	$87,041,371	$87,041,371	$78,572,933	$78,572,933
Financial assets at fair value through profit or loss	—	—	22,423	22,423
Available-for-sale financial assets	5,599,108	5,599,108	16,354,375	16,354,375
Held-to-maturity financial assets - current	1,190,089	1,190,089	670,541	670,541
Trade notes and accounts receivable, net	11,191,243	11,191,243	10,300,053	10,300,053
Receivables from related parties	305,995	305,995	217,058	217,058
Other current monetary assets	2,653,656	2,653,656	3,246,786	3,246,786
Financial assets carried at cost	2,294,648	—	2,236,048	—
Held-to-maturity financial assets - noncurrent	6,948,228	6,948,228	4,536,191	4,536,191
Other noncurrent monetary assets	1,000,000	1,000,000	1,000,000	1,000,000
Refundable deposits	1,389,649	1,389,649	1,288,994	1,288,994
Liabilities
Financial liabilities at fair value through profit or loss	23,656	23,656	—	—
Trade notes and accounts payable	5,724,762	5,724,762	5,608,657	5,608,657
Payables to related parties	1,536,006	1,536,006	1,464,771	1,464,771
Accrued expenses	11,169,742	11,169,742	12,939,389	12,939,389
Dividends Payable	39,369,041	39,369,041	37,138,775	37,138,775
Amounts collected in trust for others (included in “other current liabilities”)	2,294,417	2,294,417	2,268,896	2,268,896
Payables to constructors (included in “other current liabilities”)	1,472,126	1,472,126	2,012,710	2,012,710
Payables to equipment suppliers (included in “other current liabilities”)	1,520,387	1,520,387	1,247,747	1,247,747
Refundable customers’ deposits (included in “other current liabilities”)	1,067,024	1,067,024	1,012,910	1,012,910
Customers’ deposits	5,886,625	5,886,625	6,047,305	6,047,305

b.	Methods and assumptions used in the estimation of fair values of financial instruments:

1)	The fair values of certain financial instruments recognized in the balance sheet generally correspond to the market prices of the financial assets. Because of the short maturities of these instruments, the carrying value represents a reasonable basis to estimate fair values. This method does not apply to the financial instruments discussed in Notes 2 and 3 below.

2)	If the financial instruments have quoted market prices in an active market, the quoted market prices are viewed as fair values. If the market prices of the available-for-sale financial assets are not readily available, valuation techniques are used incorporating estimates and assumptions that are consistent with prevailing market conditions.

3)	Financial assets carried at cost are investments in nonlisted shares, which have no quoted prices in an active market and entail an unreasonably high cost to obtain verifiable fair values. Therefore, no fair value is presented.

37

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

c.	Fair values of financial assets and liabilities using quoted market prices or valuation techniques were as follows:

	Amount Based on Quoted Market Price		Amount Determined Using Valuation Techniques
	June 30		June 30
	2010	2009	2010	2009
Assets
Financial assets at fair value through profit or loss	$—	$—	$—	$22,423
Available-for-sale financial assets	5,599,108	16,354,375	—	—
Hedging derivative financial assets (classified as other current monetary assets)	—	—	—	17,374
Liabilities
Financial liabilities at fair value through profit or loss	—	—	23,656	—

d.	Information about financial risks

1)	Market risk

The foreign exchange rate fluctuations would result in Chunghwa’s foreign-currency-dominated assets and liabilities, outstanding currency swap contracts exposed to rate risk.

The financial instruments categorized as available-for-sale financial assets are mainly listed stocks and open-end mutual funds. Therefore, the market risk is the fluctuations of market price. In order to manage this risk, Chunghwa would assess the risk before investing; therefore, no material market risk is anticipated.

2)	Credit risk

Credit risk represents the potential loss that would be incurred by Chunghwa if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The counter-parties or third-parties of the aforementioned financial instruments are reputable financial institutions and corporations. Management does not expect Chunghwa’s exposure to default by those parties to be material.

3)	Liquidation risk

Chunghwa has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments. Therefore, the liquidation risk is low.

The financial instruments of the Company categorized as available-for-sale financial assets are publicly-traded, easily converted to cash. Therefore, no material liquidation risk is anticipated. The financial instruments categorized as financial assets carried at cost are investments that do not have a quoted market price in an active market. Therefore, material liquidation risk is anticipated.

4)	Cash flow interest rate risk

Chunghwa engages in investments in fixed-interest-rate debt securities. Therefore, cash flows from such securities are not expected to fluctuate significantly due to changes in market interest rates.

In addition, Chunghwa engages in investments in floating-interest-rate debt securities. The changes in market interest rate would impact the floating-interest rate; therefore, cash flows from such securities are expected to fluctuate due to changes in market interest rates.

38

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

e.	Fair value hedge

Chunghwa entered into currency swap contracts to hedge the fluctuation in exchange rates of beneficiary certificate denominated in foreign currency. No transaction met the criteria for hedge accounting for the six months ended June 30, 2010. The transaction was assessed as highly effective for the six months ended June 30, 2009.

Outstanding currency swap contracts for hedge as of June 30, 2009 were as follows:

	Currency	Maturity Period	Contract Amount (In Thousands)
Currency swap contracts	US$/NT$	2009.07	US$30,000/NT$984,471

As of June 30, 2009, the currency swap contracts measured at fair value result in hedging derivative financial assets of $17,374 thousand (classified as other current monetary assets).

According to the regulations of Securities and Futures Bureau, Chunghwa should disclose the derivative transactions of Chunghwa’s investees, SENAO and CHI, which was as follows:

1)	Holding period and contract amounts

SENAO entered into a forward exchange contract for the six months ended June 30, 2010 and 2009 to reduce the exposure to foreign currency risk.

Outstanding forward exchange contracts as of June 30, 2010 and 2009 were as follows:

	Currency	Maturity Period	Contract Amount (In Thousands)
June 30, 2010
Buy	NT$/US$	2010.07	NT$	76,956
June 30, 2009
Buy	NT$/US$	2009.07	NT$	183,773

Outstanding index future contracts of CHI on June 30, 2010 were as follows:

	Maturity Period	Units	Contract Amount (In Thousands)
TAIEX futures	2010.07	12	NT$	17,198

2)	Market risk

The foreign exchange rate fluctuations would result in SENAO’s foreign-currency-dominated assets and liabilities and open forward exchange contracts exposed to rate risk.

The fluctuations of market price would result in CHI’s index future contracts exposed to price risk.

39

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

3)	Credit risk

Credit risk represents the potential loss that would be incurred by SENAO and CHI if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The counter-parties or third-parties to the aforementioned financial instruments are reputable financial institutions. Management does not expect SENAO’s and CHI’s exposure to default by those parties to be material. The largest amount of exposure to default by those parties of the financial instruments of SENAO and CHI is the same as carrying value.

4)	Liquidation risk

SENAO and CHI have sufficient operating capital to meet cash needs upon settlement of derivative financial instruments. Therefore, the liquidation risk is low.

26. ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFC for Chunghwa and its investees:

a.	Financings provided: Please see Table 1.

b.	Endorsement/guarantee provided: Please see Table 2.

c.	Marketable securities held: Please see Table 3.

d.	Marketable securities acquired and disposed of at costs or prices at least $100 million or 20% of the paid-in capital: Please see Table 4.

e.	Acquisition of individual real estate at costs of at least $100 million or 20% of the paid-in capital: None.

f.	Disposal of individual real estate at prices of at least $100 million or 20% of the paid-in capital: None.

g.	Total purchases from or sales to related parties amounting to at least $100 million or 20% of the paid-in capital: Please see Table 5.

h.	Receivables from related parties amounting to $100 million or 20% of the paid-in capital: Please see Table 6.

i.	Names, locations, and other information of investees on which the Company exercises significant influence: Please see Table 7.

j.	Financial transactions: Please see Notes 5 and 25.

k.	Investment in Mainland China: Please see Table 8.

27. SEGMENT FINANCIAL INFORMATION

Segment information: Please see Table 9.

40

TABLE 1

CHUNGHWA TELECOM CO., LTD.

FINANCINGS PROVIDED

SIX MONTHS ENDED JUNE 30, 2010

(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Financing Company	Counter-party	Financial Statement Account	Maximum Balance for the Year	Ending Balance	Interest Rate (Note 5)	Type of Financing (Note 2)	Transaction Amount	Reason for Short-term Financing	Allowance for Bad Debt	Collateral		Financing Limit for Each Borrowing Company (Note 3)	Financing Company’s Financing Amount Limit (Note 4)
											Item	Value
9	Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Other receivables	$543,303 (SGD 23,913)	$—	6.38%	a	(Note 6)	—	$—	—	$—	$1,426,836 (SGD 62,063)	$1,426,836 (SGD 62,063)

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a. “0” for the Company. b. Subsidiaries are numbered from “1”.

Note 2:	Reasons for financing are as follows:

a. Business relationship. b. For short-term financing.

Note 3:	The upper limit of loans lending to any other party is no more than 100% of the net value of the latest financial statements of the lender.

Note 4:	The upper limit of loans lending to all other parties is no more than 100% of the net value of the latest financial statements of the lender.

Note 5:	It equals to the prime rate of Singapore plus 1%

Note 6:	Chunghwa Telecom Singapore Pte., Ltd. signed the joint venture contract with SingTelSat Pte., Ltd. to establish ST-2 Satellite Ventures Pte., Ltd. which mainly engages in the installation and the operation of ST-2 telecommunications satellite. The amount was collected on April 1, 2010.

41

TABLE 2

CHUNGHWA TELECOM CO., LTD.

ENDORSEMENTS/GUARANTEES PROVIDED

SIX MONTHS ENDED JUNE 30, 2010

(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Endorsement/Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party	Maximum Balance for the Year	Ending Balance	Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable (Note 3)
		Name	Nature of Relationship (Note 2)
25	Yao Yong Real Property Co., Ltd.	Light Era Development Co., Ltd.	d	$3,756,752	$3,360,000	$3,360,000	$3,360,000	0.9%	$3,756,752

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a. “0” for the Company. b. Subsidiaries are numbered from “1”.

Note 2:	Relationships between the endorsement/guarantee provider and the guaranteed party:

a.      Trading partner.

b.      Majority owned subsidiary.

c.      The Company and subsidiary owns over 50% ownership of the investee company.

d.      A subsidiary jointly owned by the Company and the Company’s directly-owned subsidiary.

e.      Guaranteed by the Company according to the construction contract.

f.       An investee company. The guarantees were provided based on the Company’s proportionate share in the investee company.

Note 3:	The maximum amount of endorsement or guarantee amounts is up to 200% of the asset value of the latest financial statements of Yao Yong Real Property Co., Ltd.

42

TABLE 3

CHUNGHWA TELECOM CO., LTD.

MARKETABLE SECURITIES HELD

JUNE 30, 2010

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2010								Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)			Percentage of Ownership	Market Value or Net Asset Value
0	Chunghwa Telecom Co., Ltd.	Stocks
		Senao International Co., Ltd.	Subsidiary	Investments accounted for using equity method	71,773		$1,263,026		28		$3,703,495		Note 5
		Light Era Development Co., Ltd.	Subsidiary	Investments accounted for using equity method	300,000		2,891,613		100		2,891,970		Note 1
		Chunghwa Investment Co., Ltd.	Subsidiary	Investments accounted for using equity method	178,000		1,653,215		89		1,726,651		Note 1
		Chunghwa Telecom Singapore Pte., Ltd.	Subsidiary	Investments accounted for using equity method	61,869		1,426,836		100		1,426,836		Note 1
		Chunghwa System Integration Co., Ltd.	Subsidiary	Investments accounted for using equity method	60,000		707,252		100		631,003		Note 1
		Taiwan International Standard Electronics Co., Ltd.	Equity-method investee	Investments accounted for using equity method	1,760		508,841		40		693,957		Note 1
		CHIEF Telecom Inc.	Subsidiary	Investments accounted for using equity method	37,942		486,227		69		433,964		Note 1
		Viettel-CHT Co., Ltd.	Equity-method investee	Investments accounted for using equity method	—		273,140		30		273,140		Note 1
		InfoExplorer Co., Ltd.	Subsidiary	Investments accounted for using equity method	22,498		251,982		49		204,343		Note 1
		Donghwa Telecom Co., Ltd.	Subsidiary	Investments accounted for using equity method	51,590		239,338		100		239,338		Note 1
		Chunghwa International Yellow Pages Co., Ltd.	Subsidiary	Investments accounted for using equity method	15,000		176,704		100		176,704		Note 1
		Skysoft Co., Ltd.	Equity-method investee	Investments accounted for using equity method	4,438		87,234		30		47,867		Note 1
		Chunghwa Telecom Global, Inc.	Subsidiary	Investments accounted for using equity method	6,000		75,974		100		99,201		Note 1
		Spring House Entertainment Inc.	Subsidiary	Investments accounted for using equity method	5,996		64,866		56		49,297		Note 1
		KingWaytek Technology Co., Ltd.	Equity-method investee	Investments accounted for using equity method	1,703		64,834		33		16,617		Note 1
		So-net Entertainment Taiwan Co., Ltd.	Equity-method investee	Investments accounted for using equity method	3,429		26,155		30		8,300		Note 1
		Chunghwa Telecom Japan Co., Ltd.	Subsidiary	Investments accounted for using equity method	1		12,667		100		16,877		Note 1
		New Prospect Investments Holdings Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	—	(US$	— 1 dollar	)	100	(US$	— 1 dollar	)	Note 3
		Prime Asia Investments Group Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	—	(US$	— 1 dollar	)	100	(US$	— 1 dollar	)	Note 3
		Taipei Financial Center Corp.	—	Financial assets carried at cost	172,927		1,789,530		12		1,373,643		Note 2

(Continued)

43

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2010				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value
		Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II)	—	Financial assets carried at cost	20,000	200,000	17	219,168	Note 2
		Global Mobile Corp.	—	Financial assets carried at cost	12,696	127,018	11	96,208	Note 2
		iD Branding Ventures	—	Financial assets carried at cost	7,500	75,000	8	72,928	Note 2
		Innovation Works Development Fund, L.P.	—	Financial assets carried at cost	—	38,035	13	38,035	Note 2
		RPTI Intergroup International Ltd.	—	Financial assets carried at cost	4,765	34,500	10	34,532	Note 2
		CQi Energy Infocom Inc.	—	Financial assets carried at cost	2,000	20,000	18	4,220	Note 2
		Innovation Works Limited	—	Financial assets carried at cost	333	10,565	2	10,565	Note 2
		Essence Technology Solution, Inc.	—	Financial assets carried at cost	2,000	—	9	1,078	Note 2
		Beneficiary certificates (mutual fund)
		JPM (Taiwan) Global Balanced Fund	—	Available-for-sale financial assets	14,161	$200,000	—	$205,126	Note 4
		JPM (Taiwan) JF Balanced Fund	—	Available-for-sale financial assets	2,462	50,000	—	47,618	Note 4
		Fuh-Hwa Aegis Fund	—	Available-for-sale financial assets	14,000	184,452	—	162,387	Note 4
		AGI Global Quantitative Balanced Fund	—	Available-for-sale financial assets	10,000	116,365	—	106,900	Note 4
		Capital Value Balance Fund	—	Available-for-sale financial assets	8,000	141,776	—	135,486	Note 4
		Fuh Hwa Life Goal Fund	—	Available-for-sale financial assets	6,000	90,037	—	91,033	Note 4
		Fuh Hwa Asia Pacific Balanced	—	Available-for-sale financial assets	7,764	100,000	—	81,910	Note 4
		Capital Asia-Pacific Mega - Trend Fund	—	Available-for-sale financial assets	15,074	200,000	—	193,544	Note 4
		PCA Asia Pac Infrastructure Fund	—	Available-for-sale financial assets	3,061	30,000	—	29,534	Note 4
		PineBridge Flagship Glb Bal Fund of Funds	—	Available-for-sale financial assets	25,679	350,000	—	337,424	Note 4
		Franklin Templeton Global Bond Fund of Funds	—	Available-for-sale financial assets	17,984	208,018	—	228,680	Note 4
		Cathay Global Aggressive Fund of Funds	—	Available-for-sale financial assets	15,570	210,000	—	182,477	Note 4
		Polaris Global Emerging Market Funds	—	Available-for-sale financial assets	13,603	200,000	—	179,555	Note 4
		HSBC Global Bonds Funds	—	Available-for-sale financial assets	22,838	250,000	—	266,471	Note 4
		Fuh Hwa Global Fixed Income FOFs Fund	—	Available-for-sale financial assets	15,594	190,000	—	194,145	Note 4
		PCA Asia Pacific REITs-A	—	Available-for-sale financial assets	7,849	50,000	—	50,235	Note 4
		HSBC GIF Glbl Emerging Markets Bd A Inc	—	Available-for-sale financial assets	273	155,112	—	163,084	Note 4
		Templeton Global Bond A Acc $	—	Available-for-sale financial assets	289	210,001	—	216,995	Note 4
		PIMCO Global Investment Grade Credit - Ins H Acc	—	Available-for-sale financial assets	398	161,575	—	170,009	Note 4
		MFS Meridian Funds - Global Equity Fund (A1 Class)	—	Available-for-sale financial assets	253	262,293	—	200,928	Note 4
		Fidelity Fds International	—	Available-for-sale financial assets	128	163,960	—	111,671	Note 4
		Fidelity Fds America	—	Available-for-sale financial assets	937	163,960	—	123,204	Note 4
		JPMorgan Funds - Global Dynamic Fund (B)	—	Available-for-sale financial assets	303	165,640	—	114,762	Note 4
		MFS Meridian Funds - Research International Fund (A1 share)	—	Available-for-sale financial assets	173	131,920	—	88,175	Note 4
		Fidelity Fds Emerging Markets	—	Available-for-sale financial assets	137	116,066	—	76,071	Note 4
		Credit Suisse Equity Fund (Lux) Global Resources	—	Available-for-sale financial assets	10	130,402	—	76,343	Note 4
		Schroder ISF - BRIC Fund - A1 Acc	—	Available-for-sale financial assets	31	197,071	—	176,575	Note 4
		Parvest Europe Convertible Bond Fund	—	Available-for-sale financial assets	71	398,787	—	326,243	Note 4
		JPMorgan Funds - Global Convertibles Fund (EUR)	—	Available-for-sale financial assets	868	491,450	—	394,630	Note 4
		Schroder ISF Euro Corp. Bond A	—	Available-for-sale financial assets	260	190,098	—	159,223	Note 4
		Fidelity Euro Balanced Fund	—	Available-for-sale financial assets	328	209,085	—	151,100	Note 4
		Fidelity Fds World	—	Available-for-sale financial assets	180	105,061	—	64,689	Note 4
		Fidelity Fds Euro Blue Chip	—	Available-for-sale financial assets	101	91,117	—	51,596	Note 4
		MFS Meridian Funds - European Equity Fund (A1 share)	—	Available-for-sale financial assets	112	117,711	—	76,544	Note 4

(Continued)

44

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2010				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value
		Henderson Horizon Fund - Pan European Equity Fund	—	Available-for-sale financial assets	230	180,886	—	135,599	Note 4
		Polaris TW Top 50 Tracker	—	Available-for-sale financial assets	2,880	150,365	—	142,704	Note 5
		Polaris/P-Shares Taiwan Div Plus ETF	—	Available-for-sale financial assets	600	15,000	—	13,140	Note 5
		Stocks
		China Steel Corporation	—	Available-for-sale financial assets	926	$28,374	—	$27,595	Note 5
		Taiwan Semiconductor Manufacturing Co., Ltd.	—	Available-for-sale financial assets	456	28,357	—	27,634	Note 5
		President Chain Store Corp.	—	Available-for-sale financial assets	190	14,373	—	18,069	Note 5
		Bonds
		NAN YA Company 3[r]d Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—	199,579	—	199,579	Note 7
		Taiwan Power Company 4th Secured Corporate Bond-B Issue in 2009	—	Held-to-maturity financial assets	—	348,544	—	348,544	Note 7
		NAN YA Company 2[n]d Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—	50,481	—	50,481	Note 7
		NAN YA Company 2[n]d Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—	200,849	—	200,849	Note 7
		FCFC 1[s]t Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—	252,471	—	252,471	Note 7
		Taiwan Power Company 1st Secured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	201,742	—	201,742	Note 7
		Formosa Petrochemical Corporation 4th Unsecured Corporate Bonds Issued in 2009	—	Held-to-maturity financial assets	—	203,675	—	203,675	Note 7
		Chinese Petroleum Corporation 1st Unsecured Corporate Bonds - A Issue in 2008	—	Held-to-maturity financial assets	—	103,411	—	103,411	Note 7
		China Steel Corporation 1[s]t Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	103,194	—	103,194	Note 7
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	207,829	—	207,829	Note 7
		Formosa Petrochemical Corporation 2nd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	413,071	—	413,071	Note 7
		Taiwan Power Co. 5th secured Bond-B Issue in 2008	—	Held-to-maturity financial assets	—	208,928	—	208,928	Note 7
		Mega Securities Co., Ltd. 1st Unsecured Corporate Bond Issue in 2009	—	Held-to-maturity financial assets	—	300,000	—	300,000	Note 7
		Yuanta Securities Finance Co. Ltd. 1st Unsecured Corporate Bonds-B Issue in 2007	—	Held-to-maturity financial assets	—	404,616	—	404,616	Note 7
		Taiwan Power Co. 5th secured Bond - A Issue in 2008	—	Held-to-maturity financial assets	—	305,508	—	305,508	Note 7
		China Development Financial Holding Corporation 1st Unsecured Corporate Bonds-AB issue in 2005	—	Held-to-maturity financial assets	—	200,633	—	200,633	Note 7
		KGI Securities Co., Ltd. 1st Unsecured Corporate Bonds-B Issue in 2007	—	Held-to-maturity financial assets	—	100,000	—	100,000	Note 7
		Mega Financial Holding Co., Ltd. 1 st Unsecured Corporate Bonds-B Issued in 2007	—	Held-to-maturity financial assets	—	200,000	—	200,000	Note 7

(Continued)

45

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2010				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value
		Mega Financial Holding Co., Ltd. 2 nd Unsecured Corporate Bonds-A Issued in 2007	—	Held-to-maturity financial assets	—	300,000	—	300,000	Note 7
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	99,905	—	99,905	Note 7
		Taiwan Power Company 5th Secured Bond-A Issue in 2008	—	Held-to-maturity financial assets	—	149,966	—	149,966	Note 7
		Yuanta FHC 1St Unsecured Corporate Bonds-A Issue in 2008	—	Held-to-maturity financial assets	—	$100,000	—	$100,000	Note 7
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	49,943	—	49,943	Note 7
		Taiwan Power Company 6th Secured Corporate Bond-A Issue in 2008	—	Held-to-maturity financial assets	—	271,749	—	271,749	Note 7
		Formosa Petrochemical Corporation 4th Unsecured Corporate Bonds Issue in 2006	—	Held-to-maturity financial assets	—	300,438	—	300,438	Note 7
		NAN YA Company 2nd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	406,475	—	406,475	Note 7
		Taiwan Power Company 3rd Unsecured Bond-A Issue in 2006	—	Held-to-maturity financial assets	—	200,747	—	200,747	Note 7
		Taiwan Power Co. 1st Unsecured Bond-B Issue in 2001	—	Held-to-maturity financial assets	—	90,041	—	90,041	Note 7
		Formosa Petrochemical Corporation 5th Unsecured Corporate Bond Issue in 2006	—	Held-to-maturity financial assets	—	200,992	—	200,992	Note 7
		NAN YA Company 3rd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	203,934	—	203,934	Note 7
		China Development Financial Holding Corporation 1st Unsecured Corporate Bonds Issue in 2006	—	Held-to-maturity financial assets	—	201,567	—	201,567	Note 7
		China Development Financial Holding Corporation 1st Unsecured Corporate Bonds - A Issue in 2008	—	Held-to-maturity financial assets	—	103,150	—	103,150	Note 7
		Taiwan Power Co. 4th secured Bond-B Issue in 2008	—	Held-to-maturity financial assets	—	51,640	—	51,640	Note 7
		Formosa Petrochemical Corporation 2nd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	102,515	—	102,515	Note 7
		Formosa Petrochemical Corporation 4th Unsecured Corporate Bonds Issued in 2008	—	Held-to-maturity financial assets	—	201,021	—	201,021	Note 7
		NAN YA Company 4th Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	99,905	—	99,905	Note 7
		MLPC 1st Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	199,741	—	199,741	Note 7
		China Steel Corporation 2nd Unsecured Corporate Bonds - A Issue in 2008	—	Held-to-maturity financial assets	—	100,023	—	100,023	Note 7
		China Development Financial Holding Corporation 1st Unsecured Corporate Bonds Issue in 2006	—	Held-to-maturity financial assets	—	201,567	—	201,567	Note 7
		Chinatrust Commercial Bank 2nd Unsecured Subordinate Financial Debentures Issue in 2003	—	Held-to-maturity financial assets	—	199,404	—	199,404	Note 7

(Continued)

46

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2010				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value
		China Development Industrial Bank 2nd Financial Debentures Issue in 2006	—	Held-to-maturity financial assets	—	199,052	—	199,052	Note 7
		Taipei Fubon Bank 1st Financial Debentures - BA Issue in 2005	—	Held-to-maturity financial assets	—	100,011	—	100,011	Note 7
1	Senao International Co., Ltd.	Stocks
		Senao Networks, Inc.	Equity-method investee	Investments accounted for using equity method	15,295	$288,051	41	$288,051	Note 1
		Senao International (Samoa) Holding Ltd.	Subsidiary	Investments accounted for using equity method	—	—	100	—	Note 8
		N.T.U. Innovation Incubation Corporation	—	Financial assets carried at cost	1,200	12,000	9	13,412	Note 2
		Beneficiary certificates (mutual fund)
		Prudential Financial Bond Fund	—	Available-for-sale financial assets	3,304	50,000	—	50,060	Note 4
		IBT Bond Fund	—	Available-for-sale financial assets	3,691	50,000	—	50,086	Note 4
		Fuh Hwa Global Short-term Income Fund	—	Available-for-sale financial assets	4,850	50,000	—	50,822	Note 4
		Fuh Hwa Strategic High Income Fund	—	Available-for-sale financial assets	5,000	50,000	—	52,200	Note 4
2	CHIEF Telecom Inc.	Stocks
		Unigate Telecom Inc.	Subsidiary	Investments accounted for using equity method	200	2,013	100	2,013	Note 1
		CHIEF Telecom (Hong Kong) Limited	Subsidiary	Investments accounted for using equity method	400	991	100	991	Note 1
		Chief International Corp.	Subsidiary	Investments accounted for using equity method	200	8,066	100	8,066	Note 1
		eASPNet Inc.	—	Financial assets carried at cost	1,000	—	2	—	Note 2
		3 Link Information Service Co., Ltd.	—	Financial assets carried at cost	374	3,450	10	6,691	Note 2
3	Chunghwa System Integration Co., Ltd.	Stocks
		Concord Technology Co., Ltd.	Subsidiary	Investments accounted for using equity method	700	4,912	100	4,912	Note 1
8	Light Era Development Co., Ltd.	Stocks	Subsidiary	Investments accounted for using equity method	83,290	2,805,298	100	1,871,302	Note 1
		Yao Yong Real Property Co., Ltd.
9	Chunghwa Telecom Singapore Pte., Ltd.	Stocks
		ST-2 Satellite Ventures Pte., Ltd.	Equity-method investee	Investments accounted for using equity method	18,102	410,268 (SGD 17,846)	38	410,268 (SGD 17,846)	Note 1
11	InfoExplorer Co., Ltd.	Stocks
		InfoExplorer International Co., Ltd.	Subsidiary	Investments accounted for using equity method	—	—	100	—	Note 11
18	Concord Technology Co., Ltd.	Stocks
		Glory Network System Service (Shanghai) Co., Ltd.	Subsidiary	Investments accounted for using equity method	700	4,908	100	4,908	Note 1
14	Chunghwa Investment Co., Ltd.	Stocks
		Chunghwa Precision Test Tech. Co., Ltd.	Subsidiary	Investments accounted for using equity method	10,317	116,654	54	116,654	Note 1
		Chunghwa Investment Holding Co., Ltd.	Subsidiary	Investments accounted for using equity method	1,043	24,055	100	24,055	Note 1
		Tatung Technology Inc.	Equity-method investee	Investments accounted for using equity method	5,000	17,037	28	17,037	Note 1

(Continued)

47

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2010				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value
		PandaMonium Company Ltd.	Equity-method investee	Investments accounted for using equity method	602	$—	43	$—	Note 1
		CHIEF Telecom Inc.	Subsidiary	Investments accounted for using equity method	2,000	22,525	4	22,899	Note 1
		Senao International Co., Ltd.	Subsidiary	Investments accounted for using equity method	618	31,564	—	31,889	Note 5
		iD Branding Ventures	—	Financial assets carried at cost	2,500	25,000	3	24,309	Note 2
		Giga Solar Materials Corporation	—	Financial assets carried at cost	511	56,871	2	243,718	Note 10
		UniDisplay Inc.	—	Financial assets carried at cost	4,000	46,000	3	57,241	Note 2
		A2peak Power Co. Ltd.	—	Financial assets carried at cost	1,100	27,500	3	14,073	Note 2
		Digimax Inc.	—	Financial assets carried at cost	2,000	36,000	4	15,812	Note 2
		ChipSip Technology Co., Ltd.	—	Financial assets carried at cost	905	25,011	3	25,443	Note 10
		Lextar Electronics Corp.	—	Financial assets carried at cost	275	13,753	—	16,925	Note 10
		CoaTronics Inc.	—	Financial assets carried at cost	1,200	12,000	9	11,512	Note 2
		Crystal Media Inc.	—	Financial assets carried at cost	1,000	15,000	5	6,104	Note 2
		Win Semiconductors Corp.	—	Financial assets carried at cost	370	10,555	—	9,816	Note 10
		Huga Optotech Inc.	—	Financial assets carried at cost	335	10,477	—	10,077	Note 10
		OptiVision Technology Inc.	—	Financial assets carried at cost	325	10,188	—	10,355	Note 10
		Daxon Technology Corporation	—	Financial assets carried at cost	281	9,593	—	9,644	Note 10
		Tatung Fine Chemicals Co.	—	Financial assets carried at cost	98	8,023	—	8,455	Note 10
		Edison Opto Corporation	—	Financial assets carried at cost	50	7,925	—	7,052	Note 10
		Taimide Technology, Ltd.	—	Financial assets carried at cost	600	7,200	1	6,126	Note 2
		Champion Microelectronic Corp.	—	Financial assets carried at cost	118	6,125	—	6,765	Note 10
		DelSolar Co., Ltd.	—	Financial assets carried at cost	127	6,084	—	6,464	Note 10
		Subtron Technology Co., Ltd.	—	Financial assets carried at cost	376	4,937	—	5,328	Note 10
		J Touch Corporation	—	Financial assets carried at cost	74	3,640	—	6,443	Note 10
		Taidoc Technology Corporation	—	Financial assets carried at cost	26	3,468	—	2,367	Note 10
		Cando Corporation	—	Financial assets carried at cost	163	3,120	—	3,471	Note 10
		eMemory Technology Inc.	—	Financial assets carried at cost	31	2,733	—	2,556	Note 10
		SuperAlloy Industrial Co., Ltd.	—	Financial assets carried at cost	176	2,214	—	2,098	Note 10
		XinTec Inc.	—	Financial assets carried at cost	24	1,076	—	1,671	Note 10
		Formosa Plastics Corporation	—	Available-for-sale financial assets	76	4,582	—	5,148	Note 5
		Fubon Financial Holding Co., Ltd.	—	Available-for-sale financial assets	250	9,265	—	9,025	Note 5
		Cathay Financial Holding Co., Ltd.	—	Available-for-sale financial assets	151	8,669	—	7,231	Note 5
		LARGAN Precision Co., Ltd.	—	Available-for-sale financial assets	—	76	—	103	Note 5
		Dynapack International Technology Corp.	—	Available-for-sale financial assets	26	2,519	—	2,326	Note 5
		Taiwan Hon Chuan Enterprise Co., Ltd.	—	Available-for-sale financial assets	25	1,326	—	1,478	Note 5
		Asia Cement Corporation	—	Available-for-sale financial assets	140	4,627	—	3,976	Note 5
		SINTEK Photronic Corp.	—	Available-for-sale financial assets	100	2,518	—	2,095	Note 5
		Anpec Electronics Corporation	—	Available-for-sale financial assets	146	6,055	—	5,083	Note 5
		Gemtek Technology Co., Ltd.	—	Available-for-sale financial assets	70	3,970	—	3,143	Note 5
		Wei Chuan Foods Corp.	—	Available-for-sale financial assets	203	8,913	—	7,765	Note 5
		China Steel Corporation	—	Available-for-sale financial assets	241	7,293	—	7,191	Note 5
		I-Chiun Precision Industry Co., Ltd.	—	Available-for-sale financial assets	150	7,320	—	6,345	Note 5
		Cyber Power Systems, Inc.	—	Available-for-sale financial assets	69	5,169	—	5,147	Note 5
		Coxon Precise Industrial Co., Ltd.	—	Available-for-sale financial assets	75	6,615	—	4,732	Note 5
		Altek Corp.	—	Available-for-sale financial assets	35	1,923	—	1,463	Note 5
		Advanced Power Electronics Corp.	—	Available-for-sale financial assets	40	1398	—	1,316	Note 5
		UPC Tech. Corp.	—	Available-for-sale financial assets	50	910	—	860	Note 5

(Continued)

48

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2010				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value
		ACES Electronics Co., Ltd.	—	Available-for-sale financial assets	2	$210	—	$187	Note 5
		Taiwan Semiconductor Manufacturing Co., Ltd.	—	Available-for-sale financial assets	30	1,826	—	1,818	Note 5
		Feng Hsin Iron & Steel Co., Ltd.	—	Available-for-sale financial assets	30	1,542	—	1,278	Note 5
		Swancor. Ind. Co., Ltd.	—	Available-for-sale financial assets	55	3,158	—	3,213	Note 5
		Everlight Electronics Co., Ltd.	—	Available-for-sale financial assets	80	8,542	—	6,624	Note 5
		Cyberlink Co.	—	Available-for-sale financial assets	10	1,395	—	1,339	Note 5
		Optotech Corporation	—	Available-for-sale financial assets	100	2,269	—	2,235	Note 5
		Solar Applied Materials Technology Corp.	—	Available-for-sale financial assets	51	3,929	—	3,613	Note 5
		Apex Biotechnology Corp.	—	Available-for-sale financial assets	86	4,713	—	5,284	Note 5
		ITE Tech. Inc.	—	Available-for-sale financial assets	75	4,714	—	3,750	Note 5
		Yuanta Financial Holdings	—	Available-for-sale financial assets	350	7,647	—	6,072	Note 5
		Via Technologies, Inc.	—	Available-for-sale financial assets	147	4,935	—	3,707	Note 5
		Tang Eng Iron Works Co., Ltd.	—	Available-for-sale financial assets	145	4,347	—	4,205	Note 5
		Sino-American Silicon Products Inc.	—	Available-for-sale financial assets	131	9,870	—	9,064	Note 5
		Lite-On Semiconductor Corp.	—	Available-for-sale financial assets	310	6,926	—	5,596	Note 5
		Taiwan Semiconductor Co., Ltd.	—	Available-for-sale financial assets	383	10,329	—	9,135	Note 5
		Pan Jit International Inc.	—	Available-for-sale financial assets	235	5,835	—	6,756	Note 5
		Ability Enterprise Co., Ltd.	—	Available-for-sale financial assets	150	8,940	—	7,185	Note 5
		Sunrex Technology Corporation	—	Available-for-sale financial assets	225	7,834	—	7,076	Note 5
		ADATA Technology Co., Ltd.	—	Available-for-sale financial assets	50	3,801	—	3,170	Note 5
		Delta Electronics, Inc.	—	Available-for-sale financial assets	10	925	—	1,035	Note 5
		Visual Photonics Epitaxy Co., Ltd.	—	Available-for-sale financial assets	60	4,726	—	4,524	Note 5
		Ene Technology Inc.	—	Available-for-sale financial assets	60	3,878	—	2,766	Note 5
		ALi Corporation	—	Available-for-sale financial assets	140	8,128	—	7,112	Note 5
		Ho Tung Chemical Corp.	—	Available-for-sale financial assets	205	3,490	—	3,188	Note 5
		Realtek Semiconductor Corp.	—	Available-for-sale financial assets	105	9,103	—	7,466	Note 5
		Global Unichip Corp.	—	Available-for-sale financial assets	50	6,432	—	5,850	Note 5
		Far Eastern Department Stores Ltd.	—	Available-for-sale financial assets	200	5,416	—	5,290	Note 5
		Yang Ming Marine Transport Corp.	—	Available-for-sale financial assets	510	6,237	—	8,389	Note 5
		Sandmartin International Holdings Limited	—	Available-for-sale financial assets	75	776	—	639	Note 5
		Green Energy Technology Inc.	—	Available-for-sale financial assets	10	731	—	639	Note 5
		Transtouch Technology Inc.	—	Available-for-sale financial assets	20	720	—	792	Note 5
		Integrated Memory Logic Limited	—	Available-for-sale financial assets	30	4,551	—	4,380	Note 5
		KD Holding Corporation	—	Available-for-sale financial assets	7	581	—	641	Note 5
		Join Well Technology Co., Ltd.	—	Available-for-sale financial assets	190	7,701	—	6,232	Note 5
		EPISTAR corporation	—	Available-for-sale financial assets	35	3,080	—	2,940	Note 5
		China Airlines Ltd.	—	Available-for-sale financial assets	325	5,182	—	5,363	Note 5
		Formosa Petrochemical Corp	—	Available-for-sale financial assets	15	1,159	—	1,169	Note 5
		Acme Electronics Corporation	—	Available-for-sale financial assets	35	2,249	—	2,275	Note 5
		JuTeng International Holdings Limited	—	Available-for-sale financial assets	195	8,175	—	4,661	Note 5
		Tingyi (Cayman Islands) Holding Corp.	—	Available-for-sale financial assets	20	814	—	782	Note 5
		Neo-Neno Holdings Limited.	—	Available-for-sale financial assets	300	3,960	—	3,450	Note 5
		Lite-On Technology Corp.	—	Available-for-sale financial assets	10	247	—	357	Note 5
		Orise Technology Co., Ltd.	—	Available-for-sale financial assets	15	604	—	707	Note 5
		Hon Hai Precision Ind. Co., Ltd.	—	Available-for-sale financial assets	3	324	—	342	Note 5
		Uni-president Enterprises Corp.	—	Available-for-sale financial assets	30	1,098	—	1,068	Note 5
		Taiwan Glass Ind. Corp.	—	Available-for-sale financial assets	20	587	—	592	Note 5

(Continued)

49

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2010				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value
		Beneficiary certificates (mutual)
		PowerShares QQQ	—	Available-for-sale financial assets	4	$5,021	—	$4,808	Note 5
		Polaris Taiwan Top50 Tracker	—	Available-for-sale financial assets	40	2,289	—	1,982	Note 5
		FSITC Bound Fund	—	Available-for-sale financial assets	117	19,904	—	19,964	Note 4
		Jih Sun Bond Fund	—	Available-for-sale financial assets	1,068	15,042	—	15,099	Note 4
		Fuh Hwa You-Li Fund	—	Available-for-sale financial assets	786	10,102	—	10,142	Note 4
		Manulife Asia Pacific Bond Fund	—	Available-for-sale financial assets	2,000	20,000	—	20,400	Note 4
		Cathay Bond Fund	—	Available-for-sale financial assets	2,612	31,018	—	31,262	Note 4
		Mega Diamond Bond Fund	—	Available-for-sale financial assets	9,207	110,000	—	110,037	Note 4
		Cathy Mandarin Fund	—	Available-for-sale financial assets	1,019	10,000	—	9,387	Note 4
		Fuh Hwa Global Fixed Income Fund of Funds	—	Available-for-sale financial assets	1,899	20,757	—	23,646	Note 4
		Cathy Man AHL Futures Trust Fund of Funds	—	Available-for-sale financial assets	2,474	25,000	—	23,549	Note 4
		Jih Sun Golden Brands Fund of Funds	—	Available-for-sale financial assets	1,000	10,000	—	10,000	Note 4
		Bonds
		Hua Nan Financial Holdings Company 1st Unsecured Subordinate Corporate Bonds Issue in 2006	—	Available-for-sale financial assets	—	51,080	—	51,295	Note 5
		AU Optronics Corporation 1st Secured Corporate Bonds Issue in 2008	—	Available-for-sale financial assets	—	51,188	—	51,504	Note 5
		Convertible bonds
		Everlight Electronics Co., Ltd. 3rd Convertible Bonds	—	Financial assets at fair value through profit or loss	40	4,351	—	4,252	Note 5
		Epistar Corporation Ltd. 3rd Convertible Bond	—	Financial assets at fair value through profit or loss	35	3,732	—	3,647	Note 5
		Evergreen Marine Corp. (Taiwan) Ltd. 3rd Unsecured Convertible Bond	—	Financial assets at fair value through profit or loss	60	6,412	—	6,654	Note 5
		Asia Optical’s Second Domestic Unsecured Convertible Bond	—	Financial assets at fair value through profit or loss	49	4,900	—	5,537	Note 5
		King Slide works Co., Ltd. 2nd convertible bond	—	Financial assets at fair value through profit or loss	50	5,000	—	5,225	Note 5
		Everlight Electronics Co., Ltd. 4th Convertible Bonds	—	Financial assets at fair value through profit or loss	50	5,000	—	5,225	Note 5

(Continued)

50

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2010						Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)		Percentage of Ownership	Market Value or Net Asset Value
		Synnex Technology International Corporation 1st Uusecured Convertible Bond Issue in 2008	—	Financial assets at fair value through profit or loss	9		1,002	—		1,022	Note 5
		Jintex Corp. 2nd Domestic Secured Convertible Bonds	—	Financial assets at fair value through profit or loss	10		1,000	—		1,365	Note 5
		Ability Enterprise Co., Ltd. 1st Unsecured Convertible Bonds	—	Financial assets at fair value through profit or loss	40		4,008	—		4,120	Note 5
		TUL the Third Security Convertible Bond	—	Financial assets at fair value through profit or loss	15		1,500	—		1,521	Note 5
		Etron Technology, Inc. 1st in 2010 Unsecured Convertible Bond	—	Financial assets at fair value through profit or loss	10		1,005	—		1,072	Note 5
22	Senao International (Samoa) Holding Ltd.	Stocks
		Senao International HK Limited	Subsidiary	Investment accounted for using equity method	—		—	100		—	Note 9
24	Chunghwa Investment Holding Co., Ltd.	Stocks
		CHI One Investment Co., Limited	Subsidiary	Investment accounted for using equity method	3,500	$ (US$	13,209 410)	100	$ (US$	13,209 410)	Note 1
26	CHI One Investment Co., Limited	Stocks
		Xiamen Sertec Business Technology Co., Ltd.	Equity-method investee	Investment accounted for using equity method	—	(US$	12,620 393)	49	(US$	12,620 393)	Note 1
27	InfoExplorer International Co., Ltd.	Stocks
		InfoExplorer (Hong Kong) Co., Limited	Subsidiary	Investment accounted for using equity method	—		—	100		—	Note 12

Note 1:	The net asset values of investees were based on audited financial statements.

Note 2:	The net asset values of investees were based on unaudited financial statements.

Note 3:	New Prospect Investments Holdings Ltd. (B.V.I.) and Prime Asia Investments Group Ltd. (B.V.I.) were incorporated in March 2006, but not on operating stage, yet. Chunghwa has 100% ownership right in an amount of US$1 in each holding company.

Note 4:	The net asset values of beneficiary certificates (mutual fund) were based on the net asset values on June 30, 2010.

Note 5:	Market value was based on the closing price of June 30, 2010.

Note 6:	Showing at their original carrying amounts without adjustments for fair values, except for held-to-maturity financial assets.

Note 7:	The net asset values of investees were based on amortized cost.

Note 8:	Senao International (Samoa) Holding Ltd. (SIS) was established by Senao in 2009. No capital is injected in SIS yet by June 30, 2010.

Note 9:	Senao International HK Limited (SIHK) was established by SIS in 2009. No capital is injected in SIHK yet by June 30, 2010.

Note 10:	Market value of emerging stock was based on the average trading price on June 30, 2010.

Note 11:	InfoExplorer International Co., Ltd. (IESA) was established by IFE in 2010. No-capital is injected in IESA yet by June 30, 2010.

Note 12:	InfoExplorer (Hong Kong) Co., Limited (IEHK) was established by IESA in 2010. No-capital is injected in IEHK by June 30, 2010.

(Concluded)

51

TABLE 4

CHUNGHWA TELECOM CO., LTD.

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR

20% OF THE PAID-IN CAPITAL

SIX MONTHS ENDED JUNE 30, 2010

(Amounts in Thousands of New Taiwan Dollars)

						Beginning Balance		Acquisition		Disposal				Ending Balance
No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Shares (Thousands/ Thousand Units)	Amount (Note 1)	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)
0	Chunghwa Telecom Co., Ltd.	Beneficiary certificates (mutual fund)
		PCA Well Pool Fund	Available-for-sale financial assets	—	—	194,181	$2,500,000	—	$—	194,181	$2,521,514	$2,500,000	$21,514	—	$—
		Yuanta Wan Tai Bond Fund	Available-for-sale financial assets	—	—	173,683	2,500,000	103,616	1,500,000	277,299	4,013,901	4,000,000	13,901
		Mega Diamond Bond Fund	Available-for-sale financial assets	—	—	126,106	1,500,000	—	—	126,106	1,504,977	1,500,000	4,977	—	—
		Polaris De-Li Fund	Available-for-sale financial assets	—	—	129,654	2,008,787	—	—	129,654	2,022,219	2,008,787	13,432	—	—
		Fuh-Hwa Bond Fund	Available-for-sale financial assets	—	—	108,849	1,500,000	—	—	108,849	1,504,158	1,500,000	4,158	—	—
		Fidelity US High Yield Fund	Available-for-sale financial assets	—	—	535	206,588	—	—	535	192,038	206,588	(14,550)	—	—
		Bonds
		China Development Financial Holding Corporation Unsecured Corporate Bonds-AB issue in 2005	Held-to-maturity financial assets	—	—	—	—	—	200,000 (Note 3)	—	—	—	—	—	200,000 (Note 3)
		Taiwan Power Co. 5th secured Bond-A issue in 2008	Held-to-maturity financial assets	—	—	—	—	—	300,000 (Note 3)	—	—	—	—	—	300,000 (Note 3)
		Yuanta Securities Finance Co. Ltd. 1ND Unsecured Corporate Bonds-B issue in 2007	Held-to-maturity financial assets	—	—	—	—	—	400,000 (Note 3)	—	—	—	—	—	400,000 (Note 3)
		Mega Securities Co., Ltd. 1st Unsecured Corporate Bond issue in 2009	Held-to-maturity financial assets	—	—	—	—	—	300,000 (Note 3)	—	—	—	—	—	300,000 (Note 3)
		Taiwan Power Co. 5th secured Bond-B issue in 2008	Held-to-maturity financial assets	—	—	—	—	—	200,000 (Note 3)	—	—	—	—	—	200,000 (Note 3)
		Formosa Petrochemical Corporation 2nd Unsecured Corporate Bonds issue in 2008	Held-to-maturity financial assets	—	—	—	—	—	400,000 (Note 3)	—	—	—	—	—	400,000 (Note 3)
		China Steel Corporation 1st Unsecured Corporate Bonds issue in 2008	Held-to-maturity financial assets	—	—	—	—	—	100,000 (Note 3)	—	—	—	—	—	100,000 (Note 3)

52

						Beginning Balance		Acquisition		Disposal				Ending Balance
No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Shares (Thousands/ Thousand Units)	Amount (Note 1)	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)
		Chinese Petroleum Corporation 1st Unsecured Corporate Bonds - A issue in 2008	Held-to-maturity financial assets	—	—	—	—	—	100,000 (Note 3)	—	—	—	—	—	100,000 (Note 3)
		Formosa Petrochemical Corporation 4th Unsecured Corporate Bonds issue in 2008	Held-to-maturity financial assets	—	—	—	—	—	200,000 (Note 3)	—	—	—	—	—	200,000 (Note 3)
		NAN YA Company 2nd Unsecured Corporate Bonds Issue in 2009	Held-to-maturity financial assets	—	—	—	—	—	250,000 (Note 3)	—	—	—	—	—	250,000 (Note 3)
		NAN YA Company 3rd Unsecured Corporate Bonds issue in 2009	Held-to-maturity financial assets	—	—	—	—	—	200,000 (Note 3)	—	—	—	—	—	200,000 (Note 3)
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds issue in 2008	Held-to-maturity financial assets	—	—	—	—	—	200,000 (Note 3)	—	—	—	—	—	200,000 (Note 3)
		Taiwan Power Co. 1st Secured Corporate Bond-A issue in 2009	Held-to-maturity financial assets	—	—	—	—	—	200,000 (Note 3)	—	—	—	—	—	200,000 (Note 3)
		FCFC 1st Unsecured Corporate Bonds issue in 2009	Held-to-maturity financial assets	—	—	—	$—	—	$250,000 (Note 3)	—	$—	$—	$—	—	$250,000 (Note 3)
		Taiwan Power Co. 4th Secured Corporate Bond-B issue in 2009	Held-to-maturity financial assets	—	—	—	—	—	350,000 (Note 3)	—	—	—	—	—	350,000 (Note 3)

8	Light Era Development Co., Ltd.	Stocks
		Yao Yong Real Property Co., Ltd.	Investment accounted for using equity method	—	Subsidiary	—	—	83,290	2,793,667	—	—	—	—	83,290	2,805,298 (Note 2)

Note 1:	Showing at their original carrying amounts without adjustments for fair values.

Note 2:	The ending balance includes investment gain (loss) recognized under equity method.

Note 3:	Stated as it is nominal amounts.

(Concluded)

53

TABLE 5

CHUNGHWA TELECOM CO., LTD.

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

SIX MONTHS ENDED JUNE 30, 2010

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction		Notes/Accounts Payable or Receivable
				Purchase/Sale	Amount	% to Total	Payment Terms	Units Price	Payment Terms	Ending Balance (Note 1)		% to Total
0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Sales	$956,329 (Note 4)	1	30 days	(Note 2)	(Note 2)	$228,078 (Note 5)		2
				Purchase	2,376,748 (Note 3)	4	30-90 days	(Note 2)	(Note 2)	(630,988 (Note 6	) )	(9)
		Chunghwa System Integration Co., Ltd.	Subsidiary	Purchase	293,915 (Note 8)	—	30 days	—	—	(162,390 (Note 7	) )	(2)
		CHIEF Telecom Inc.	Subsidiary	Sales	124,162	—	30 days	(Note 2)	(Note 2)	22,807		—
				Purchase	145,567	—	60 days	(Note 2)	(Note 2)	(40,205)		(1)
		So-net Entertainment Taiwan Co., Ltd.	Equity-method investee	Sales	155,523	—	60 days	—	—	892		—
		Taiwan International Standard Electronics Co., Ltd.	Equity-method investee	Purchase	461,035	1	30-90 days	—	—	(321,543)		4

1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	2,366,115 (Note 3)	24	30-90 days	(Note 2)	(Note 2)	619,795 (Note 6)		54
				Purchase	934,619 (Note 4)	12	30 days	(Note 2)	(Note 2)	(148,145 (Note 5	) )	(18)

3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	487,448 (Note 8)	84	30 days	—	—	164,547 (Note 7)		81
2	CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	145,567	28	60 days	(Note 2)	(Note 2)	40,205		30
				Purchase	124,162	27	30 days	(Note 2)	(Note 2)	(22,807)		(29)

Note 1:	Excluding payment and receipts collected in trust for others.

Note 2:	Transaction terms were determined in accordance with mutual agreements.

Note 3:	The difference was because Senao International Co., Ltd. classified the amount as nonoperating income and other current liabilities.

Note 4:	The difference was because Senao International Co., Ltd. classified the amount as operating expenses.

Note 5:	The difference was because Senao International Co., Ltd. classified the amount as other payables.

Note 6:	The difference was because Senao International Co., Ltd. classified the amount as other receivables.

Note 7:	The difference was because Chunghwa classified the amount as payables to contractors.

Note 8:	The difference was because Chunghwa classified the amount as property, plant and equipment, inventories, spare parts and other assets.

54

TABLE 6

CHUNGHWA TELECOM CO., LTD.

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

JUNE 30, 2010

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
						Amounts	Action Taken
0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	$228,078	7.81	$—	—	$228,078	$—
1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	865,903	7.73	—	—	1,972	—
3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	164,547	3.07	—	—	8,978	—

Note:	Payments and receipts collected in trust for others are excluded from the accounts receivable for calculating the turnover rate.

55

TABLE 7

CHUNGHWA TELECOM CO., LTD.

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

SIX MONTHS ENDED JUNE 30, 2010

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of June 30, 2010			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
					June 30, 2010	December 31, 2009	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Sindian City, Taipei	Selling and maintaining mobile phones and its peripheral products	$1,065,813	$1,065,813	71,773	28	$1,263,026	$619,140	$175,160	Subsidiary
		Light Era Development Co., Ltd.	Taipei	Housing, office building development, rent and sale services	3,000,000	3,000,000	300,000	100	2,891,613	(35,138)	(35,064)	Subsidiary
		Chunghwa Investment Co., Ltd.	Taipei	Telecommunications, telecommunications value-added services and other related professional investment	1,738,709	1,738,709	178,000	89	1,653,215	58,391	50,874	Subsidiary
		Chunghwa Telecom Singapore Pte., Ltd.	Singapore	Telecommunication wholesale, internet transfer services international data and long distance call wholesales to carriers	1,389,939	1,389,939	61,869	100	1,426,836	8,795	8,795	Subsidiary
		Chunghwa System Integration Co., Ltd.	Taipei	Providing communication and information aggregative services	838,506	838,506	60,000	100	707,252	6,043	767	Subsidiary
		Taiwan International Standard Electronics Co., Ltd.	Taipei	Manufacturing, selling, designing, and maintaining of telecommunications systems and equipment	164,000	164,000	1,760	40	508,841	145,029	81,031	Equity-method investee
		CHIEF Telecom Inc.	Taipei	Internet communication and internet data center (“IDC”) service	482,165	482,165	37,942	69	486,227	53,700	38,551	Subsidiary
		Viettel-CHT Co., Ltd.	Vietnam	IDC services	288,327	288,327	—	30	273,140	37,711	11,319	Equity-method investee
		InfoExplorer Co., Ltd.	Banqiao City, Taipei	IT solution provider, IT application consultation, system integration and package solution	283,500	283,500	22,498	49	251,982	(43,352)	(22,240)	Subsidiary
		Donghwa Telecom Co., Ltd.	Hong Kong	International telecommunications IP fictitious internet and internet transfer services	201,263	201,263	51,590	100	239,338	8,536	8,536	Subsidiary

56

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of June 30, 2010			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
					June 30, 2010	December 31, 2009	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
		Chunghwa International Yellow Pages Co., Ltd.	Taipei	Yellow pages sales and advertisement services	150,000	150,000	15,000	100	176,704	24,505	24,505	Subsidiary
		Skysoft Co., Ltd.	Taipei	Providing of music on-line, software, electronic information, and advertisement services	67,025	67,025	4,438	30	87,234	6,219	1,866	Equity-method investee
		Chunghwa Telecom Global, Inc.	United States	International data and internet services and long distance call wholesales to carriers	70,429	70,429	6,000	100	75,974	15,134	11,692	Subsidiary
		Spring House Entertainment Inc.	Taipei	Network services, producing digital entertainment contents and broadband visual sound terrace development	62,209	62,209	5,996	56	64,866	13,366	7,770	Subsidiary
		KingWaytek Technology Co., Ltd.	Taipei	Publishing books, data processing and software services	71,770	71,770	1,703	33	64,834	(4,695)	(4,346)	Equity-method investee
		So-net Entertainment Taiwan	Taipei	Online service and sale of computer hardware	60,008	60,008	3,429	30	26,155	(15,884)	(4,765)	Equity-method investee
		Chunghwa Telecom Japan Co., Ltd.	Japan	Telecom business, information process and information provide service, development and sale of software and consulting services in telecommunication	17,291	17,291	1	100	12,667	6,020	1,810	Subsidiary
		New Prospect Investments Holdings Ltd. (B.V.I.)	British Virgin Islands	Investment	— (Note 3)	— (Note 3)	—	100	— (Note 3)	—	— (Note 3)	Subsidiary
		Prime Asia Investments Group Ltd. (B.V.I.)	British Virgin Islands	Investment	— (Note 3)	— (Note 3)	—	100	— (Note 3)	—	— (Note 3)	Subsidiary
1	Senao International Co., Ltd.	Senao Networks, Inc.	Linkou Hsiang, Taipei	Telecommunication facilities manufactures and sales	206,190	206,190	15,295	41	288,051	73,806	29,196	Equity-method investee
		Senao International (Samoa) Holding Ltd.	Samoa Islands	International investment	—	—	—	100	— (Note 4)	—	— (Note 4)	Subsidiary

(Continued)

57

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount				Balance as of June 30, 2010				Net Income (Loss) of the Investee		Recognized Gain (Loss) (Notes 1 and 2)		Note
					June 30, 2010		December 31, 2009		Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
2	CHIEF Telecom Inc.	Unigate Telecom Inc.	Taipei	Telecommunication and internet service.		$2,000		$2,000	200	100		$2,013		$16		$16	Subsidiary
		CHIET Telecom (Hong Kong) Limited	Hong Kong	Network communication and engine room hiring	(HK$	1,678 400)	(HK$	1,678 400)	400	100	(HK$	991 240)	((HK$	(2) 1))	((HK$	(2) 1))	Subsidiary
		Chief International Corp.	Samoa Islands	Network communication and engine room hiring	(US$	6,068 200)	(US$	6,068 200)	200	100	(US$	8,066 251)	(US$	424 13)	(US$	424 13)	Subsidiary
3	Chunghwa System Integrated Co., Ltd.	Concord Technology Co., Ltd	Brunei	Providing advanced business solutions to telecommunications	(US$	22,530 700)	(US$	16,179 500)	700	100	(US$	4,912 153)	((US$	(2,253) 71))	((US$	(2,253) 71))	Subsidiary
8	Light Era Development Co., Ltd.	Yao Yong Real Property co., Ltd.	Taipei	Real estate leasing business		2,793,667		—	83,290	100		2,805,298		17,044		11,631	Subsidiary
9	Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Singapore	Operation of ST-2 telecommunication satellite	(SGD	409,061 18,102)	(SGD	409,061 18,102)	18,102	38	(SGD	410,268 17,846)	((SGD	(1,964) 86))	((SGD	(751) 33))	Equity-method investee
11	InfoExplorer Co., Ltd.	InfoExplorer International Co., Ltd.	Samoa Islands	International investment		—		—	—	100		— (Note 6)		—		— (Note 6)	Subsidiary
14	Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech. Co., Ltd.	Tao Yuan	Semiconductor testing components and printed circuit board industry production and marketing of electronic products		91,875		91,875	10,317	54		116,654		13,201		7,094	Subsidiary
		Chunghwa Investment Holding Co., Ltd.	Brunei	General investment	(US$	34,483 1,043)	(US$	20,000 589)	1,043	100	(US$	24,055 748)	((US$	(1,124) 35))	((US$	(1,124) 35))	Subsidiary
		Tatung Technology Inc.	Taipei	The product of SET TOP BOX		50,000		50,000	5,000	28		17,037		(70,655)		(19,108)	Equity-method investee
		Panda Monium Company Ltd.	Cayman	The production of animation	(US$	20,000 602)	(US$	20,000 602)	602	43		—		—		—	Equity-method investee
		CHIEF Telecom Inc.	Taipei	Telecommunication and internet service		20,000		20,000	2,000	4		22,525		53,700		1,965	Subsidiary
		Senao International Co., Ltd.	Sindian City, Taipei	Selling and maintaining mobile phones and its peripheral products		30,188		—	618	0.23		31,564		619,140		1,375	Subsidiary
18	Concord Technology Co., Ltd	Glory Network System Service (Shanghai) Co., Ltd.	Shanghai	Providing advanced business solutions to telecommunications	(US$	22,530 700)	(US$	16,179 500)	700	100	(US$	4,908 153)	((US$	(2,253) 71))	((US$	(2,253) 71))	Subsidiary
22	Senao International (Samoa) Holding Ltd.	Senao International HK Limited.	Hong Kong	International investment		—		—	—	100		— (Note 5)		—		— (Note 5)	Subsidiary
24	Chunghwa Investment Holding Co., Ltd.	CHI One Investment Co., Limited	Hong Kong	General investment	(US$	14,483 450)		—	3,500	100	(US$	13,209 410)	((US$	(1,072) 34))	((US$	(1,072) 34))	Subsidiary

58

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount			Balance as of June 30, 2010				Net Income (Loss) of the Investee		Recognized Gain (Loss) (Notes 1 and 2)		Note
					June 30, 2010		December 31, 2009	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
26	CHI One Investment Co., Limited	Xiamen Sertec Business Technology Co., Ltd.	Xiamen	Customer services and platform rental activities	(US$	13,863 431)	—	—	49	(US$	12,620 393)	((US$	(2,123) 67))	((US$	(1,040) 33))	Equity-method investee
27	InfoExplorer International Co., Ltd.	InfoExplorer (Hong Kong) Co., Limited	Hong Kong	International investment		—	—	—	100		— (Note 7)		—		— (Note 7)	Subsidiary

Note 1:	The equity in net income (loss) of investees was based on audited financial statements.
Note 2:	The equity in net income (loss) of investees includes amortization of differences between the investment cost and net value and elimination of unrealized transactions.
Note 3:	New Prospect Investments Holdings Ltd. (B.V.I.) and Prime Asia Investments Group Ltd. (B.V.I.) were incorporated in March 2006, but not on operating stage. Chunghwa has 100% ownership right in an amount of US$1 in each holding company.
Note 4:	Senao International (Samoa) Holding Ltd. (SIS) was established by Senao International Co., Ltd. in 2009. No capital is injected in SIS yet by June 30, 2010.
Note 5:	Senao International Co., Ltd. established Senao International HK Limited (SIHK) by the subsidiary, SIS in 2009. No capital is injected in SIHK yet by June 30, 2010.
Note 6:	InfoExplorer International Co., Ltd. (IESA) was established by IFE in 2010. No-capital is injected in IESA yet by June 30, 2010.
Note 7:	InfoExplorer (Hong Kong) Co., Limited (IEHK) was established by IESA in 2010. No-capital is injected in IEHK yet by June 30, 2010.

(Concluded)

59

TABLE 8

CHUNGHWA TELECOM CO., LTD.

INVESTMENT IN MAINLAND CHINA

SIX MONTHS ENDED JUNE 30, 2010

(Amounts in Thousands of New Taiwan Dollars, in Thousands of U.S. Dollars)

Investee	Main Businesses and Products	Total Amount of Paid-in Capital		Investment Type	Accumulated Outflow of Investment from Taiwan as of January 1, 2010		Investment Flows			Accumulated Outflow of Investment from Taiwan as of June 30, 2010		% Ownership of Direct or Indirect Investment	Investment Gain (Loss) (Note 2)		Carrying Value as of June 30, 2010		Accumulated Inward Remittance of Earnings as of June 30, 2010
							Outflow		Inflow
Glory Network System Service (Shanghai) Co., Ltd.	Providing advanced business solutions to telecommunications	$ (US$	22,530 700)	Note 1	$ (US$	16,179 500)	$ (US$	6,351 200)	$—	$ (US$	22,530 700)	100%	$ ((US$	(2,253) 71))	$ (US$	4,908 153)	$—
Xiamen Sertec Business Technology Co., Ltd.	Customer Services and platform rental activities	(US$	28,282 880)	Note 1		—	(US$	13,863 431)	—	(US$	13,863 431)	49%	((US$	(1,040) 33))	(US$	12,620 393)	—

Accumulated Investment in Mainland China as of June 30, 2010		Investment Amounts Authorized by Investment Commission, MOEA		Upper Limit on Investment Stipulated by Investment Commission, MOEA
$ (US$	22,530 700)	$ (US$	48,169 1,500)	$378,602 (Note 3)
(US$	13,863 431)	(US$	79,882 2,500)	1,224,285 (Note 4)

Note 1:	Chunghwa System Integration Co., Ltd. and Chunghwa Investment Co., Ltd. indirectly owns this investee through an investment company registered in a third region.
Note 2:	Recognition of investment gains (losses) was calculated based on the investee’s audited financial statements.
Note 3:	The amount was calculated based on the net assets value of Chunghwa System Integration Co., Ltd.
Note 4:	The amount was calculated based on the net assets value of Chunghwa Investment Co., Ltd.

60

TABLE 9

CHUNGHWA TELECOM CO., LTD.

SEGMENT INFORMATION

SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(Amount in Thousands of New Taiwan Dollars)

	Domestic Fixed Communications Business	Mobile Communications Business	Internet Business	International Fixed Communications Business	Others	Adjustment	Total

Six months ended June 30, 2010

Revenues from external customers	$34,622,057	$37,951,198	$11,479,325	$7,615,617	$104,458	$—	$91,772,655

Intersegment revenues (Note 2)	$6,912,479	$981,947	$453,020	$703,484	$341	$(9,051,271)	$—

Segment income before tax	$9,183,574	$14,897,239	$4,927,700	$1,441,941	$(696,247)	$—	$29,754,207

Total assets	$230,477,555	$58,162,645	$15,788,304	$20,259,179	$125,637,490	$—	$450,325,173

Six months ended June 30, 2009

Revenues from external customers	$35,297,579	$36,420,936	$11,018,879	$7,458,955	$105,069	$—	$90,301,418

Intersegment revenues (Note 2)	$6,646,132	$928,531	$339,553	$680,027	$256	$(8,594,499)	$—

Segment income before tax	$8,838,900	$15,283,790	$4,440,829	$1,091,178	$(727,963)	$—	$28,926,734

Total assets	$238,442,514	$60,458,056	$16,097,587	$17,843,095	$123,819,977	$—	$456,661,229

Note 1:	The Company organizes its reporting segments based on types of organizational business. The five reporting segments are segregated as below: Domestic fixed communications business, mobile communications business, internet business, international fixed communications business and others.

•	Domestic fixed communications business - the provision of local telephone services, domestic long distance telephone services, broadband access, and related services;

•	Mobile communications business - the provision of mobile services, sales of mobile handsets and data cards, and related services;

•	Internet business - the provision of HiNet services and related services;

•	International fixed communications business - the provision of international long distance telephone services and related services;

•	Others - the provision of non-Telecom Services, and the corporate related items not allocated to reportable segments.

Note 2:	Represents intersegment revenues from goods and services.

Note 3:	Beginning from September 1, 2009, the Company redefined its financial reporting operating segments into five operating segments: (a) domestic fixed communications business, (b) mobile communications business, (c) internet business, (d) international fixed communications business and (e) others. Prior to September 1, 2009, Chunghwa Telecom had seven operating segments: (a) local operations, (b) domestic long distance operations, (c) international long distance operations, (d) cellular service operations, (e) internet and data operations, (f) cellular phone sales and (g) all others. The redefinition of the company’s operating segments is expected to facilitate the management’s ability to assess the performance of each operating segment by conforming the company’s operating segments to the international trends of other telecommunications companies in general. The Company also early adopted the Statement of Financial accounting Standards No. 41 “Operating Segments” (“SFAS No. 41”) starting from September 1, 2009. For the comparative purpose, the segments information for the six months ended June 30, 2009 was presented in accordance with SFAS No. 41.

61

Exhibit 3

Chunghwa Telecom Co., Ltd. and Subsidiaries

Consolidated Financial Statements for the

Six Months Ended June 30, 2010 and 2009 and

Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders of

Chunghwa Telecom Co., Ltd.

We have audited the accompanying consolidated balance sheets of Chunghwa Telecom Co., Ltd. and subsidiaries (“the Company”) as of June 30, 2010 and 2009, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the six months ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Taiwan International Standard Electronics Co., Ltd., Viettel-CHT Co., Ltd. and Senao Networks, Inc. The aggregate carrying values of these equity method investees were NT$1,070,032 thousand and NT$852,721 thousand, respectively, as of June 30, 2010 and 2009 and the equity in earnings (losses) were NT$121,546 thousand and NT$(7,471) thousand, respectively, for the six months ended June 30, 2010 and 2009, respectively. The financial statements of Taiwan International Standard Electronics Co., Ltd., Viettel-CHT Co., Ltd. and Senao Networks, Inc. as of and for the six months ended June 30, 2010 and 2009, were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for these equity method investees, is based solely on the reports of the other auditors.

We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the financial reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, such consolidated financial statements referred to in the first paragraph present fairly, in all material respects, the consolidated financial position of the Company as of June 30, 2010 and 2009, and the results of their operations and their cash flows for the six months ended June 30, 2010 and 2009, in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, and accounting principles generally accepted in the Republic of China.

As discussed in Note 3 to the consolidated financial statements, the Company early adopted the new Statements of Financial Accounting Standards No. 41, “Operating Segments” (“SFAS No. 41”) beginning from September 1, 2009.

/S/ DELOITTE & TOUCHE
Deloitte & Touche
Taipei, Taiwan
The Republic of China

August 11, 2010

Notice to Readers

The accompanying consolidated financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such consolidated financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the auditors’ report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and consolidated financial statements shall prevail.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

JUNE 30, 2010 AND 2009

(In Thousands of New Taiwan Dollars, Except Par Value Data)

	2010		2009
	Amount	%	Amount	%
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$92,779,286	20	$83,422,659	18
Financial assets at fair value through profit or loss (Notes 2 and 5)	40,169	—	22,454	—
Available-for-sale financial assets (Notes 2 and 6)	6,434,268	1	16,377,979	4
Held-to-maturity financial assets (Notes 2 and 7)	1,190,089	—	670,541	—
Trade notes and accounts receivable, net of allowance for doubtful accounts of $2,715,117 thousand in 2010 and $2,901,489 thousand in 2009 (Notes 2 and 8)	12,261,827	3	10,969,179	2
Receivables from related parties (Note 28)	28,447	—	113,429	—
Other current monetary assets (Notes 9 and 31)	2,728,765	1	2,974,798	1
Inventories, net (Notes 2, 3, 10 and 21)	3,628,034	1	3,229,670	1
Deferred income tax assets (Notes 2 and 25)	73,416	—	101,554	—
Restricted assets (Notes 21, 29 and 30)	179,746	—	101,843	—
Other current assets (Notes 11, 21 and 28)	6,532,047	1	5,783,318	1

Total current assets	125,876,094	27	123,767,424	27

LONG-TERM INVESTMENTS
Investments accounted for using equity method (Notes 2 and 12)	1,688,180	—	2,303,693	1
Financial assets carried at cost (Notes 2 and 13)	2,647,091	1	2,251,498	—
Held-to-maturity financial assets (Notes 2 and 7)	6,948,228	2	4,536,191	1
Other monetary assets (Notes 14 and 30)	1,000,000	—	1,000,000	—

Total long-term investments	12,283,499	3	10,091,382	2

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 15, 28, 29 and 30)
Cost
Land	103,719,102	23	101,474,866	22
Land improvements	1,538,691	—	1,513,208	—
Buildings	67,431,298	15	63,157,815	14
Computer equipment	16,027,525	3	15,823,342	3
Telecommunications equipment	656,803,063	143	653,783,918	142
Transportation equipment	1,973,764	—	2,244,208	—
Miscellaneous equipment	7,161,270	2	7,283,620	2

Total cost	854,654,713	186	845,280,977	183
Revaluation increment on land	5,800,909	2	5,810,342	1

	860,455,622	188	851,091,319	184
Less: Accumulated depreciation	563,925,063	123	550,588,704	119

	296,530,559	65	300,502,615	65
Construction in progress and advances related to acquisition of equipment	10,981,125	2	14,181,979	3

Property, plant and equipment, net	307,511,684	67	314,684,594	68

INTANGIBLE ASSETS (Note 2)
3G concession	6,363,175	2	7,111,783	2
Goodwill	283,054	—	264,128	—
Others	509,726	—	524,652	—

Total intangible assets	7,155,955	2	7,900,563	2

OTHER ASSETS
Leased assets	416,941	—	642,655	—
Idle assets (Note 2)	908,652	—	985,728	—
Refundable deposits	1,475,313	—	1,336,669	1
Deferred income tax assets (Notes 2 and 25)	430,685	—	1,254,441	—
Restricted assets (Note 29)	32,039	—	29,104	—
Others (Note 28)	3,280,459	1	820,105	—

Total other assets	6,544,089	1	5,068,702	1

TOTAL	$459,371,321	100	$461,512,665	100

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

JUNE 30, 2010 AND 2009

(In Thousands of New Taiwan Dollars, Except Par Value Data)

	2010		2009
	Amount	%	Amount	%
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term loans (Note 16)	$3,433,687	1	$256,000	—
Short-term bills payable (Note 17)	59,946	—	—	—
Financial liabilities at fair value through profit or loss (Notes 2 and 5)	23,656	—	501	—
Trade notes and accounts payable (Note 21)	6,851,912	1	7,106,260	2
Payables to related parties (Note 28)	338,956	—	371,468	—
Income tax payable (Notes 2 and 25)	4,808,885	1	6,683,388	1
Accrued expenses (Note 18)	12,029,043	3	13,570,531	3
Dividends payable (Note 22)	39,369,041	8	37,138,775	8
Current portion of long-term loans (Note 20)	108,839	—	104,668	—
Other current liabilities (Notes 19, 21 and 28)	17,905,314	4	16,605,341	4

Total current liabilities	84,929,279	18	81,836,932	18

NONCURRENT LIABILITIES
Long-term loans (Note 20)	164,717	—	270,043	—
Deferred income (Note 2)	2,542,574	1	2,145,289	1

Total noncurrent liabilities	2,707,291	1	2,415,332	1

RESERVE FOR LAND VALUE INCREMENTAL TAX (Note 15)	94,986	—	94,986	—

OTHER LIABILITIES
Accrued pension liabilities (Notes 2 and 27)	1,248,556	—	5,192,642	1
Customers’ deposits	5,914,124	2	6,054,883	1
Others	488,365	—	269,607	—

Total other liabilities	7,651,045	2	11,517,132	2

Total liabilities	95,382,601	21	95,864,382	21

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT
(Notes 2, 6, 15 and 22)
Common stock - $10 par value;
Authorized: 12,000,000 thousand shares
Issued: 9,696,808 thousand shares	96,968,082	21	96,968,082	21

Capital stock to be issued	—	—	9,696,808	2

Additional paid-in capital
Capital surplus	169,496,289	37	169,496,289	36
Donated capital	13,170	—	13,170	—
Equity in additional paid-in capital reported by equity-method investees	6,742	—	3	—

Total additional paid-in capital	169,516,201	37	169,509,462	36

Retained earnings
Legal reserve	61,361,255	13	56,987,241	12
Special reserve	2,675,894	1	2,675,894	1
Unappropriated earnings	24,998,325	5	22,265,116	5

Total retained earnings	89,035,474	19	81,928,251	18

Other adjustments
Cumulative translation adjustments	12,059	—	17,765	—
Unrecognized net loss of pension	(44,105)	—	(5)	—
Unrealized loss on financial instruments	(911,165)	—	(1,379,866)	—
Unrealized revaluation increment	5,803,446	1	5,812,879	1

Total other adjustments	4,860,235	1	4,450,773	1

Total equity attributable to stockholders of the parent	360,379,992	78	362,553,376	78
MINORITY INTERESTS IN SUBSIDIARIES	3,608,728	1	3,094,907	1

Total stockholders’ equity	363,988,720	79	365,648,283	79

TOTAL	$459,371,321	100	$461,512,665	100

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated August 11, 2010)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(In Thousands of New Taiwan Dollars, Except Earnings Per Share Data)

	2010		2009
	Amount	%	Amount	%
NET REVENUES (Note 28)	$99,279,077	100	$97,178,944	100
OPERATING COSTS (Note 28)	55,137,795	56	54,269,907	56

GROSS PROFIT	44,141,282	44	42,909,037	44

OPERATING EXPENSES (Note 28)
Marketing	10,753,718	11	10,403,837	11
General and administrative	2,035,993	2	1,933,644	2
Research and development	1,564,428	1	1,525,614	1

Total operating expenses	14,354,139	14	13,863,095	14

INCOME FROM OPERATIONS	29,787,143	30	29,045,942	30

NON-OPERATING INCOME AND GAINS (Note 28)
Interest income	206,251	—	335,261	1
Foreign exchange gain, net	146,122	—	87,663	—
Equity in earnings of equity method investees, net	93,402	—	—	—
Gain on disposal of financial instruments, net	64,992	—	—	—
Dividends income	6,331	—	2,872	—
Valuation gain on financial instruments, net	—	—	146,448	—
Others	208,990	1	333,851	—

Total non-operating income and gains	726,088	1	906,095	1

NON-OPERATING EXPENSES AND LOSSES
Interest expense	89,494	—	8,837	—
Valuation loss on financial instruments, net	35,972	—	—	—
Loss on disposal of property, plant and equipment, net	13,127	—	9,291	—
Loss on disposal of financial instruments, net	—	—	234,095	1
Impairment loss on assets	—	—	88,900	—
Equity in losses of equity method investees, net	—	—	21,632	—
Others	25,546	—	107,029	—

Total non-operating expenses and losses	164,139	—	469,784	1

INCOME BEFORE INCOME TAX	30,349,092	31	29,482,253	30
INCOME TAX EXPENSES (Notes 2 and 25)	4,906,185	5	6,849,491	7

CONSOLIDATED NET INCOME	$25,442,907	26	$22,632,762	23

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(In Thousands of New Taiwan Dollars, Except Earnings Per Share Data)

	2010		2009
	Amount	%	Amount	%
ATTRIBUTED TO
Stockholders of the parent	$24,991,418	25	$22,261,402	23
Minority interests	451,489	1	371,360	—

	$25,442,907	26	$22,632,762	23

	2010		2009
	Before Income Tax	After Income Tax	Before Income Tax	After Income Tax
EARNINGS PER SHARE (Note 26)
Basic earnings per share	$3.07	$2.58	$2.98	$2.30

Diluted earnings per share	$3.06	$2.57	$2.97	$2.29

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated August 11, 2010)	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(In Thousands of New Taiwan Dollars)

										Other Adjustments
	Common Stock		Preferred Stock		Capital Stock to be Issued		Retained Earnings			Cumula- tive Transla- tion Adjust- ments	Unrecog- nized Net Loss of Pension	Unrealized Gain (Loss) on Financial Instru- ments	Unrealized Revaluation Increment	Minority Interests in Subsi- diaries	Total Stockholders’ Equity
	Shares (Thousands)	Amount	Shares (Thousands)	Amount		Additional Paid-in Capital	Legal Reserve	Special Reserve	Un- appropriated Earnings
BALANCE, JANUARY 1, 2010	9,696,808	$96,968,082	—	$—	$—	$169,509,763	$56,987,241	$2,675,894	$43,749,962	$7,626	$(43,750)	$(447,129)	$5,803,446	$3,752,479	$378,963,614
Appropriation of 2009 earnings
Legal reserve	—	—	—	—	—	—	4,374,014	—	(4,374,014)	—	—	—	—	—	—
Cash dividends - NT$ 4.06 per share	—	—	—	—	—	—	—	—	(39,369,041)	—	—	—	—	—	(39,369,041)
Consolidated net income for the six months ended June 30, 2010	—	—	—	—	—	—	—	—	24,991,418	—	—	—	—	451,489	25,442,907
Decrease in minority interests	—	—	—	—	—	—	—	—	—	—	—	—	—	(591,683)	(591,683)
Unrealized loss on financial instruments held by investees	—	—	—	—	—	—	—	—	—	—	—	—	—	(4,462)	(4,462)
Equity adjustments in investees	—	—	—	—	—	6,438	—	—	—	—	—	—	—	—	6,438
Cumulative translation adjustment for foreign-currency investments held by investees	—	—	—	—	—	—	—	—	—	4,433	—	—	—	949	5,382
Defined benefit pension plan adjustments of investees	—	—	—	—	—	—	—	—	—	—	(355)	—	—	(44)	(399)
Unrealized loss on financial instruments	—	—	—	—	—	—	—	—	—	—	—	(464,036)	—	—	(464,036)

BALANCE, JUNE 30, 2010	9,696,808	$96,968,082	—	$—	$—	$169,516,201	$61,361,255	$2,675,894	$24,998,325	$12,059	$(44,105)	$(911,165)	$5,803,446	$3,608,728	$363,988,720

BALANCE, JANUARY 1, 2009	9,696,808	$96,968,082	—	$—	$—	$179,206,270	$52,859,566	$2,675,894	$41,276,274	$29,474	$(84)	$(2,272,242)	$5,813,187	$3,137,450	$379,693,871
Adjustment of additional paid-in capital from revaluation of land to income upon disposal	—	—	—	—	—	—	—	—	—	—	—	—	(308)	—	(308)
Appropriation of 2008 earnings
Legal reserve	—	—	—	—	—	—	4,127,675	—	(4,127,675)	—	—	—	—	—	—
Cash dividends - NT$3.83 per share	—	—	—	—	—	—	—	—	(37,138,775)	—	—	—	—	—	(37,138,775)
Cancellation of preferred stock (Note 22)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Capital surplus transferred to common stock	—	—	—	—	9,696,808	(9,696,808)	—	—	—	—	—	—	—	—	—
Consolidated net income for the six months ended June 30, 2009	—	—	—	—	—	—	—	—	22,261,402	—	—	—	—	371,360	22,632,762
Decrease in minority interests	—	—	—	—	—	—	—	—	—	—	—	—	—	(416,270)	(416,270)
Unrealized gain on financial instruments held by investees	—	—	—	—	—	—	—	—	—	—	—	5,163	—	—	5,163
Equity adjustments in investees	—	—	—	—	—	—	—	—	(6,110)	—	—	—	—	—	(6,110)
Cumulative translation adjustment for foreign-currency investments held by investees	—	—	—	—	—	—	—	—	—	(11,709)	—	—	—	2,063	(9,646)
Defined benefit pension plan adjustments of investees	—	—	—	—	—	—	—	—	—	—	79	—	—	304	383
Unrealized gain on financial instruments	—	—	—	—	—	—	—	—	—	—	—	887,213	—	—	887,213

BALANCE, JUNE 30, 2009	9,696,808	$96,968,082	—	$—	$9,696,808	$169,509,462	$56,987,241	$2,675,894	$22,265,116	$17,765	$(5)	$(1,379,866)	$5,812,879	$3,094,907	$365,648,283

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated August 11, 2010)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(In Thousands of New Taiwan Dollars)

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated net income	$25,442,907	$22,632,762
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts	192,488	266,567
Depreciation and amortization	17,289,111	18,372,080
Amortization of premium of financial assets	18,075	7,617
Valuation loss on inventory	61,272	—
Valuation loss (gain) on financial instruments, net	35,972	(146,448)
Loss (gain) on disposal of financial instruments, net	(64,992)	234,095
Loss on disposal of property, plant and equipment, net	13,127	9,291
Equity in losses (earnings) of equity method investees, net	(93,402)	21,632
Dividends received from equity investees	5,273	76,435
Impairment loss on assets	—	88,900
Deferred income taxes	85,473	305,855
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets held for trading	19,306	171,783
Trade notes and accounts receivable	(496,397)	(373,526)
Receivables from related parties	32,704	(631,104)
Other monetary assets	(590,501)	(1,086,316)
Inventories	359,390	(45,940)
Other current assets	(2,838,189)	(861,325)
Increase (decrease) in:
Trade notes and accounts payable	(2,703,620)	(3,733,239)
Payables to related parties	75,100	434,161
Income tax payable	497,329	992,799
Accrued expenses	(5,408,502)	(2,923,882)
Other current liabilities	920,715	347,256
Deferred income	57,690	72,992
Accrued pension liabilities	31,232	17,407

Net cash provided by operating activities	32,941,561	34,249,852

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of designated financial assets at fair value through profit or loss	(9,217)	—
Proceeds from disposal of designated financial assets at fair value through profit or loss	2,306	—
Acquisition of available-for-sale financial assets	(2,233,927)	(6,010,000)
Proceeds from disposal of available-for-sale financial assets	12,841,269	4,490,787
Acquisition of held-to-maturity financial assets	(3,714,635)	(1,948,505)
Proceeds from disposal of held-to-maturity financial assets	587,500	547,693
Acquisition of financial assets carried at cost	(179,284)	—
Proceeds from disposal of financial assets carried at cost	134,864	285,859

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(In Thousands of New Taiwan Dollars)

	2010	2009
Acquisition of investments accounted for using equity method	$(13,863)	$(362,637)
Acquisition of property, plant and equipment	(9,320,533)	(10,296,388)
Proceeds from disposal of property, plant and equipment	73,038	1,136
Increase in intangible assets	(49,822)	(56,204)
Increase in restricted assets	(10,748)	(40,202)
Increase in other assets	(1,909,754)	(247,562)

Net cash used in investing activities	(3,802,806)	(13,636,023)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in short-term loans	2,670,686	(2,000)
Increase in short-term bills payable	59,946	—
Repayment of long-term loans	(65,022)	(63,129)
Increase in long-term loans	—	400,000
Decrease in customers’ deposits	(69,502)	(34,125)
Increase (decrease) in other liabilities	197,433	(161,910)
Capital reduction	(9,696,808)	(19,115,554)
Proceeds from exercise of employee stock option granted by subsidiary	69,945	45,636
Acquisition of additional interests in subsidiary	(30,188)	—

Net cash used in financing activities	(6,863,510)	(18,931,082)

EFFECT OF EXCHANGE RATE CHANGES	8,532	(6,243)

EFFECT OF CHANGE ON CONSOLIDATED SUBSIDIARIES	(2,763,981)	457,990

NET INCREASE IN CASH AND CASH EQUIVALENTS	19,519,796	2,134,494
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	73,259,490	81,288,165

CASH AND CASH EQUIVALENTS, END OF PERIOD	$92,779,286	$83,422,659

SUPPLEMENTAL INFORMATION
Interest paid (excluding capitalized interest expense)	$17,640	$5,688

Income tax paid	$4,314,655	$5,539,321

NON-CASH FINANCING ACTIVITIES
Dividends payable	$39,369,041	$37,138,775

Current portion of long-term loans	$54,435	$104,668

CASH AND NON-CASH INVESTING ACTIVITIES
Increase in property, plant and equipment	$8,467,303	$9,424,425
Payables to equipment suppliers	853,527	900,824
Prepayments for equipment	(297)	(28,861)

	$9,320,533	$10,296,388

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(In Thousands of New Taiwan Dollars)

The acquisition of Yao Yong Real Property Co., Ltd. (“YYRP”) by Light Era Development Co., Ltd. (LED) was made on March 1, 2010. The following table presents the allocation of acquisition costs of YYRP to assets acquired and liabilities assumed based on their fair values on the basis of the final data obtained on April 12, 2010:

Cash and cash equivalents	$29,686
Other monetary assets	13,439
Deferred income tax assets	5,603
Property, plant, and equipment	2,781,547
Customers’ deposits	(34,857)
Accrued expenses	(1,312)
Other current liabilities	(1,311)

Total	2,792,795
Percentage of ownership	100%

2,792,795
Goodwill	872

Acquisition costs of acquired subsidiary	$2,793,667

The acquisition of InfoExplorer Co., Ltd. (“IFE”) was made on January 20, 2009. The following table presents the allocation of acquisition costs of IFE to assets acquired and liabilities assumed based on their fair values on the basis of the final data on May 7, 2009:

Cash and cash equivalents	$457,990
Receivables	13,479
Other current assets	14,792
Property, plant, and equipment	40,221
Identifiable intangible assets	53,001
Refundable deposits	2,468
Other assets	2,338
Payables	(83,319)
Income tax payable	(246)
Other current liabilities	(153)

Total	500,571
Percentage of ownership	49.07%

245,630
Goodwill	37,870

Acquisition costs of acquired subsidiary (cash prepaid for long-term investments in December 2008)	$283,500

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated August 11, 2010)	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(In Thousands of New Taiwan Dollars, Unless Stated Otherwise)

1. GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Article 30 of the Telecommunications Act. Chunghwa is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off to as Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

As the dominate telecommunications service provider of fixed-line and Global System for Mobile Communications (“GSM”) in the ROC, Chunghwa is subject to additional regulations imposed by ROC.

Effective August 12, 2005, the MOTC had completed the process of privatizing Chunghwa by reducing the government ownership to below 50% in various stages. In July 2000, Chunghwa received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common shares were listed and traded on the Taiwan Stock Exchange (the “TSE”) on October 27, 2000. Certain of Chunghwa’s common shares had been sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of Chunghwa’s common shares had also been sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold common shares of Chunghwa by auction in the ROC on August 9, 2005 and completed the second international offering on August 10, 2005. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of Chunghwa and completed the privatization plan.

Senao International Co., Ltd. (“SENAO”) was incorporated in 1979. SENAO engages mainly in selling and maintaining mobile phone and its peripheral products. Chunghwa acquired 31.33% shares of SENAO on January 15, 2007 and has substantial control in SENAO by obtaining half of the seats of the board of directors of SENAO on April 12, 2007. On March 27, 2009, the board of directors of Chunghwa resolved to purchase 48,000 thousand common shares of SENAO through SENAO’s private placement. However, Chunghwa and SENAO did not complete the required procedures within the legal payment period; therefore, Chunghwa and SENAO decided to discontinue the private placement.

Senao International (Samoa) Holding Ltd. (SIS) was established by SENAO in 2009. SIS will engage mainly in international investment activities; however, no capital is injected in SIS and SIS is not on operation stage yet by June 30, 2010.

Senao International HK Limited (SIHK) was established by SIS in 2009. SIHK will engage mainly in international investment activities; however, no capital is injected in SIHK and SIHK is not on operation stage yet by June 30, 2010.

Chunghwa established Chunghwa International Yellow Pages Co., Ltd. (“CIYP”) in January 2007. CIYP engages mainly in yellow pages sales and advertisement services.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(In Thousands of New Taiwan Dollars, Unless Stated Otherwise)

CHIEF Telecom Inc. (“CHIEF”) was incorporated in 1991. CHIEF engages mainly in internet communication and internet data center (“IDC”) service. Chunghwa acquired 70% shares of CHIEF on September 2006.

Unigate Telecom Inc. (“Unigate”) was established by CHIEF in 1999. Unigate engages mainly in telecommunication and information software service.

CHIEF Telecom (Hong Kong) Limited (“CHIEF (HK)”) was established by CHIEF in 2003. CHIEF (HK) engages mainly in internet communication and internet data center (“IDC”) service. On August 20, 2009, the stockholders of CHIEF (HK) resolved to dissolve CHIEF (HK). CHIEF (HK) has received the authorization from the local government to enter into liquidation. The liquidation is still in progress as of the date of the audit report.

Chief International Corp. (“CIC”) was established by CHIEF in 2008. CIC engages mainly in internet communication and internet data center (“IDC”) service.

Chunghwa System Integration Co., Ltd. (“CHSI”) was incorporated in 2002. CHSI engages mainly in providing communication and information integration services. Chunghwa has acquired 100% shares of CHSI in December 2007.

Concord Technology Co., Ltd. (“Concord”), a subsidiary of CHSI, was incorporated in 2006. Concord engages mainly in investment.

Glory Network System Service (Shanghai) Co., Ltd. (“GNSS (Shanghai)”), a subsidiary of Concord, was incorporated in 2006. GNSS (Shanghai) engages mainly in planning and designing of systems and communications and information integration services. On March 20, 2009, the stockholders of CHSI resolved to dissolve GNSS (Shanghai). On July 23, 2009, the board of directors of CHSI revoked the original resolution of dissolution.

Chunghwa Telecom Global, Inc. (“CHTG”) was incorporated in 2004. CHTG engages mainly in international data and internet services and long distance call wholesales to carriers. Chunghwa acquired 100% shares of CHTG in December 2007.

Donghwa Telecom Co., Ltd. (“DHT”) was incorporated in 2004. DHT engages mainly in international telecommunications, IP fictitious internet and internet transfer services. Chunghwa acquired 100% shares of DHT in December 2007.

Spring House Entertainment Inc. (“SHE”) was incorporated in 2000. SHE engages mainly in network services, producing digital entertainment contents and broadband visual sound terrace development. SHE was an equity method investee before Chunghwa obtained control interest over it in January 2008.

Chunghwa established Light Era Development Co., Ltd. (“LED”) in January 2008. LED engages mainly in development of property for rent and sale.

Yao Yong Real Property Co., Ltd. (“YYRP”) was incorporated in 2002. YYRP engages mainly in real estate management and leasing business. LED acquired 100% ownership interest of Yao Yong Real Property on March 1, 2010.

Chunghwa established Chunghwa Telecom Singapore Pte. Ltd. (“CHTS”) in July 2008. CHTS engages mainly in telecommunication wholesale, internet transfer services, international data, long distance call wholesales to carriers and the world satellite business.

Chunghwa established Chunghwa Telecom Japan Co., Ltd. (“CHTJ”) in October 2008. CHTJ engages mainly in telecommunication business, information processing and information providing service, development and sale of software and consulting services in telecommunication.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(In Thousands of New Taiwan Dollars, Unless Stated Otherwise)

InfoExplorer Co., Ltd. (“IFE”) was incorporated in 2008. IFE engages mainly in information system planning and maintenance, software development, and information technology consultation services. Chunghwa acquired 49% shares of IFE on January 5, 2009 and has control over IFE by obtaining half of seats of the board of directors of IFE on January 20, 2009.

InfoExplorer International Co., Ltd. (IESA) was established by IFE in 2010. IESA will engage mainly in international investment activities; however, no capital is injected in IESA and IESA is not on operation stage yet by June 30, 2010.

InfoExplorer (Hong Kong) Co., Limited (IEHK) was established by IESA in 2010. IESA will engage mainly in international investment activities; however, no capital is injected in IEHK and IEHK is not on operation stage yet by June 30, 2010.

Chunghwa Investment Co., Ltd. (“CHI”) was established in 2002. CHI engages mainly in professional investing in telecommunication business, and telecommunication valued-added services. Chunghwa acquired additional 40% of the shares of CHI on September 9, 2009 for $758,709 thousand. Chunghwa increased its ownership interest in CHI from 49% to 89% and became the parent company of CHI. As a result of additional acquisition of CHI, the accounts of CHI and its subsidiaries are included in the consolidated financial statements starting from September 9, 2009.

Chunghwa Precision Test Tech. Co., Ltd. (“CHPT”) was established in 2005 as the subsidiary of CHI. CHPT engages mainly in production and marketing in semiconductor testers and printed circuit board.

Chunghwa Investment Holding Co., Ltd. (“CIHC”) was established by CHI in 2004. CIHC engages mainly in general investment activities.

CHI One Investment Co., Ltd. (COI) was established by CHI in 2009. COI engages mainly in investment activities.

Chunghwa has established New Prospect Investments Holdings Ltd. (“New Prospect”) and Prime Asia Investments Group Ltd. (“Prime Asia”) in March 2006, but not on operation stage yet. Both holding companies are operating as investment companies and Chunghwa has 100% ownership right in an amount of US$1 in each holding company by the end of June 30, 2010.

As of June 30, 2010 and 2009, the Company had 27,608 and 27,248 employees, respectively.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(In Thousands of New Taiwan Dollars, Unless Stated Otherwise)

The following diagram presents information regarding the relationship and ownership percentages between Chunghwa and its subsidiaries as of June 30, 2010:

Chunghwa together with its subsidiaries are hereinafter referred to collectively as the “Company”. Minority interests in the aforementioned subsidiaries are presented as a separate component of stockholders’ equity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements were prepared in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the ROC (“ROC GAAP”). The preparation of consolidated financial statements requires management to make reasonable estimates and assumptions on allowances for doubtful accounts, valuation allowances on inventories, depreciation of property, plant and equipment, impairment of assets, bonuses paid to employees, directors and supervisors, pension plans and income tax which are inherently uncertain. Actual results may differ from these estimates. The significant accounting policies are summarized as follows:

Principle of Consolidation

The Company accounts for business combinations in accordance with the requirements of the Statement of Financial Accounting Standards No. 25, “Business Combinations”.

The accompanying consolidated financial statements include the accounts of all directly and indirectly majority owned subsidiaries of the Company, and the accounts of investees in which the Company’s ownership percentage is less than 50% but over which the Company has a controlling interest. All significant intercompany transactions and balances are eliminated upon consolidation.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(In Thousands of New Taiwan Dollars, Unless Stated Otherwise)

The consolidated financial statements for the six months ended June 30, 2010 include the accounts of Chunghwa, SENAO, SIS, SIHK, CIYP, CHIEF, Unigate, CHIEF (HK), CIC, CHSI, Concord, GNSS (Shanghai), CHTG, DHT, SHE, LED, YYRP, CHTS, CHTJ, IFE, IESA, IEHK, CHI, CHPT, CIHC, COI, New Prospect and Prime Asia. The consolidated financial statements for the six months ended June 30, 2009 include the accounts of Chunghwa, SENAO, CIYP, CHIEF, Unigate, CHIEF (HK), CIC, CHSI, Concord, GNSS (Shanghai), CHTG, DHT, SHE, LED, CHTS, CHTJ, IFE, New Prospect and Prime Asia.

For foreign subsidiaries using their local currency as their functional currency, assets and liabilities are translated into New Taiwan dollars at the exchange rates in effect on the balance sheet date; stockholders’ equity accounts are translated into New Taiwan dollars at historical exchange rates and income statement accounts are translated into New Taiwan dollars at average exchange rates during the period.

Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets expected to be converted to cash, sold or consumed within one year from the balance sheet date. Current liabilities are obligations expected to be settled within one year from the balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

LED engages mainly in development of property for rent and sale. The assets and liabilities of LED related to property development within its operating cycle, which is over one year, are classified as current items. Assets and liabilities related to property development over its operating cycle are classified as noncurrent items.

Cash Equivalents

Cash equivalents are commercial paper and treasury bills purchased with maturities of three months or less from the date of acquisition. The carrying amount approximates fair value.

Financial Assets and Liabilities at Fair Value Through Profit or Loss

Financial instruments classified as financial assets or financial liabilities at fair value through profit or loss (“FVTPL”) include financial assets or financial liabilities held for trading and are designated as at FVTPL on initial recognition. The Company recognizes a financial asset or a financial liability when the Company becomes a party to the contractual provisions of the financial instrument. A financial asset is derecognized when the Company losses control of its contractual rights over the financial asset. A financial liability is derecognized when the obligation specified in the relevant contract is discharged, cancelled or expired.

Financial instruments at FVTPL are initially measured at fair value. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognized as expenses as incurred. Financial assets or financial liabilities at FVTPL are remeasured at fair value, subsequently with changes in fair value recognized in earnings. Cash dividends received subsequently (including those received in the period of investment) are recognized as income. On derecognition of a financial asset or a financial liability, the difference between its carrying amount and the sum of the consideration received and receivable or consideration paid and payable is recognized in earnings. Regular way purchases or sales of financial assets are accounted for using trade date accounting.

Derivatives that do not meet the criteria for hedge accounting are classified as financial assets or financial liabilities held for trading. When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(In Thousands of New Taiwan Dollars, Unless Stated Otherwise)

Available-for-sale Financial Assets

Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Changes in fair value from subsequent remeasurement are reported as a separate component of stockholders’ equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

The recognition and derecognition of available-for-sale financial assets are the same with those of financial assets at FVTPL.

Fair values are determined as follows: Listed stocks - at closing prices at the balance sheet date; open-end mutual funds—at net asset values at the balance sheet date; bonds - quoted at prices provided by the Taiwan GreTai Securities Market; and financial assets and financial liabilities without quoted prices in an active market - at values determined using valuation techniques.

Cash dividends are recognized in earnings on the ex-dividend date, except for the dividends declared before acquisition are treated as a reduction of investment cost. Stock dividends are recorded as an increase in the number of shares and do not affect investment income. The total number of shares subsequent to the increase of stock dividends is used for recalculate cost per share. The difference between the initial cost of a debt instrument and its maturity amount is amortized using the effective interest method, with the amortized interest recognized in profit or loss.

An impairment loss is recognized when there is objective evidence that the financial asset is impaired. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent to the decrease and recorded as an adjustment to stockholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

Held-to-maturity Financial Assets

Held-to-maturity financial assets are carried at amortized cost using the effective interest method. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains and losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

Revenue Recognition, Account Receivables and Allowance for Doubtful Receivables

Revenues are recognized when they are realized or realizable and earned. Revenues are realized or realizable and earned when the Company has persuasive evidence of an arrangement, the goods have been delivered or the services have been rendered to the customer, the sales price is fixed or determinable and collectibility is reasonably assured.

Revenue is measured at the fair value of the consideration received or receivable and represents amounts agreed between the Company and the customers for goods sold in the normal course of business, net of sales discounts and volume rebates. For trade receivables due within one year from the balance sheet date, as the nominal value of the consideration to be received approximates its fair value and transactions are frequent, fair value of the consideration is not determined by discounting all future receipts using an imputed rate of interest.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(In Thousands of New Taiwan Dollars, Unless Stated Otherwise)

Usage revenues from fixed-line services (including local, domestic long distance and international long distance), cellular services, internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon minutes of traffic processed when the services are provided in accordance with contract terms.

The costs of providing services are recognized as incurred. Incentives to third party dealers for inducing business which are payable when the end user enters into an airtime contract are recognized in marketing expenses as incurred.

Other revenues are recognized as follows: (a) one-time subscriber connection fees (on fixed-line services) are deferred and recognized over the average expected customer service periods, (b) monthly fees (on fixed-line services, wireless and internet and data services) are accrued every month, and (c) prepaid services (fixed-line, cellular and internet) are recognized as income based upon actual usage by customers or when the right to use those services expires.

Where the Company enters into transactions which involve both the provision of air time bundled with products such as 3G data card and handset, total consideration received from handsets in these arrangements is allocated and measured using units of accounting within the arrangement based on relative fair values limited to the amount that is not contingent upon the delivery of other items or services.

Where the Company sells products to third party cellular phone stores the Company records the direct sale of the products, typically handsets, as gross revenue when the Company is the primary obligor in the arrangement and when title is passed and the products are accepted by the stores.

An allowance for doubtful receivables is provided based on a review of the collectibility of accounts receivable. The Company determines the amount of allowance for doubtful receivables by examining the aging analysis of outstanding accounts receivable.

Inventories

Inventories including merchandise and work-in-process are stated at the lower of cost (weighted-average cost) or net realizable value item by item, except for those that may be appropriate to group items of similar or related inventories. Net realizable value is the estimated selling price of inventories less all estimated costs of completion and costs necessary to make the sale. The calculation of the cost of inventory is derived using the weighted-average method.

Inventories of LED are stated at the lower of cost or net realizable value. Prepayments for licensing and other miscellaneous costs have been capitalized as part of inventory. Profit shall be recognized in full when the land is sold, provided (a) the profit is determinable, that is, the collectability of the sales price is reasonably assured or the amount that will not be collectible can be estimated, and (b) the earnings process is virtually completed.

Investments Accounted for Using Equity Method

Investments in companies in which the Company exercises significant influence over the operating and financial policy decisions are accounted for by the equity method. Under the equity method, the investment is initially stated at cost and subsequently adjusted for its proportionate share in the net earnings of the investee companies. Any cash dividends received are recognized as a reduction in the carrying value of the investments.

Gains or losses on sales from the Company to equity method investees wherein Chunghwa exercises significant influence over these equity investees are deferred in proportion to the Company’s ownership percentage in the investees until such gains or losses are realized through transactions with third parties. Gains or losses on sales from equity method investees to Chunghwa are deferred in proportion to Chunghwa’s ownership percentages in the investees until they are realized through transactions with third parties.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(In Thousands of New Taiwan Dollars, Unless Stated Otherwise)

When the Company subscribes for additional investees shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company share of the investee’s equity. The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to additional paid-in capital to the extent available, with the balance charged to retained earnings.

Financial Assets Carried at Cost

Investments in equity instruments that do not have a quoted price in an active market and whose fair values cannot be reliably measured such as non-publicly traded stocks are measured at their original cost. If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. A subsequent reversal of such impairment loss is not allowed.

The accounting treatment for cash dividends and stock dividends arising from financial assets carried at cost is the same as that for cash dividends and stock dividends arising from available-for-sale financial assets.

Property, Plant and Equipment

Property, plant and equipment are stated at cost plus a revaluation increment, if any, less accumulated depreciation and accumulated impairment loss. The interest costs that are directly attributable to the acquisition, construction of a qualifying asset are capitalized as property, plant and equipment. Major renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized.

An impairment loss on a revalued asset is charged to “unrealized revaluation increment” under equity to the extent available, with the balance recognized as a loss in earnings. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment loss could be reversed and recognized as a gain, with the remaining credited to “unrealized revaluation increment”.

Depreciation expense is computed using the straight-line method over the following estimated service lives: land improvements - 10 to 30 years; buildings - 10 to 60 years; computer equipment - 3 to 10 years; telecommunication equipment - 5 to 30 years; transportation equipment - 5 to 10 years; and miscellaneous equipment - 2 to 12 years.

Upon sale or disposal of property, plant and equipment, the related cost, accumulated depreciation, accumulated impairment losses and any unrealized revaluation increment are deducted from the corresponding accounts, and any gain or loss is recorded as non-operating gains or losses in the period of sale or disposal.

Intangible Assets

Intangible assets mainly including 3G Concession, computer software, patents and goodwill.

The 3G Concession is valid through December 31, 2018. The 3G Concession fee is amortized on a straight-line basis from the date operations commence through the date the license expires. Computer software costs and patents are amortized using the straight-line method over the estimated useful lives of 2-20 years.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(In Thousands of New Taiwan Dollars, Unless Stated Otherwise)

The Company adopted the newly released Statements of Financial Accounting Standards No. 37, “Intangible Assets.” Expenditure on research shall be expensed as incurred. Development costs are capitalized when those costs meet relative criteria and are amortized using the straight-line method over estimated useful lives. Development costs that do not meet relative criteria shall be expensed as incurred.

When an indication of impairment is identified for intangible assets other than goodwill, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, as if no impairment loss had been recognized.

Goodwill represents the excess of the consideration paid for acquisition over the fair value of identifiable net assets acquired. Goodwill is tested for impairment annually. If an event occurs or circumstances change which indicates that the fair value of goodwill is below its carrying amount, an impairment loss is recognized. A subsequent reversal of such impairment loss is not allowed.

Idle Assets

Idle assets are carried at the lower of recoverable amount or carrying amount.

Pension Costs

For defined benefit pension plans, net periodic pension benefit cost is recorded in the consolidated statement of income and includes service cost, interest cost, expected return on plan assets, amortization of prior service costs, amortization of pension gains (losses) and curtailment or settlement gains (losses).

The Company recognizes into income, any unrecognized actuarial net gains or losses that exceed 10% of the larger of projected benefit obligations or plan assets, defined as the “corridor”. Amounts inside this 10% corridor are amortized over the average remaining service life of active plan participants. Actuarial net gains and losses occur when actual experience differs from any of the many assumptions used to value the plans. Differences between the expected and actual returns on plan assets and changes in interest rate, which affect the discount rate used to value projected plan obligations, can have a significant impact on the calculation of pension net gains and losses from year to year.

The curtailments and settlement gains (losses) resulted from Chunghwa’s early retirement programs. Curtailment/settlement gains or losses are equal to the changes of underfunded status plus a pro rata portion of the unrecognized prior service cost, unrecognized net gains (losses), and unrecognized transition obligations/assets, before the settlement/curtailment event multiplied by the percentage reduction in projected benefit obligation.

The projected benefit obligation represents the actuarial present value of benefits expected to be paid upon retirement based on estimated future compensation levels.

The carrying amount of accrued pension liability should be the sum of the following amounts when the calculation is positive: (a) projected benefit obligation as of balance sheet date, (b) minus (plus) unamortized actuarial loss (gain), (c) minus unamortized prior service cost, and (d) minus the fair value of plan assets. If the amount determined by above calculation is negative, it is viewed as prepaid pension cost. The prepaid pension cost is measured at the lower of: (a) the amount determined above, and (b) the sum of the following amounts: (i) unamortized actuarial loss, (ii) unamortized prior service cost, and (iii) the present value of refunds from the plan or reductions in future contributions to the plan.

The measurement of benefit obligations and net periodic cost (income) is based on estimates and assumptions approved by the company’s management such as compensation, age and seniority, as well as certain assumptions, including estimates of discount rates, expected return on plan assets and rate of compensation increases.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(In Thousands of New Taiwan Dollars, Unless Stated Otherwise)

For employees under defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts during their service periods.

Expense Recognition

The costs of providing services are recognized as incurred. The cost includes incentives to third party dealers for inducing business which are payable when the end user enters into an airtime contract.

Share-based Compensation

Employee stock options granted on or after January 1, 2008 are accounted for using fair value method in accordance with under SFAS No. 39, “Accounting for Share-based Payment.” The adoption of SFAS No. 39 did not have any impact on the Company.

Employee stock options granted between January 1, 2004 and December 31, 2007 were accounted for under the interpretations issued by the Accounting Research and Development Foundation (the “ARDF”). The Company adopted the intrinsic value method, under which compensation cost was amortized over the vesting period.

Income Tax

The Company applies inter-period allocations for its income tax, whereby deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from purchases of machinery, equipment and technology, research and development expenditures, personnel training, and investments in important technology-based enterprises are recognized using the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Income taxes (10%) on undistributed earnings is recorded in the year of stockholders approval which is the year subsequent to the year the earnings are generated.

Foreign-currency Transactions

Foreign-currency transactions are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.

The financial statements of foreign equity investees are translated into New Taiwan dollars at the following exchange rates. Assets and liabilities - spot rates at period-end; stockholders’ equity - historical rates, income and expenses - average rates during the period. The resulting translation adjustments are recorded as a separate component of stockholders’ equity.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(In Thousands of New Taiwan Dollars, Unless Stated Otherwise)

Hedge Accounting

A hedging relationship qualifies for hedge accounting only if, all of the following conditions are met: (a) at the inception of the hedge, there is formal documentation of the hedging relationship and the entity’s risk management objective and strategy for undertaking the hedge; (b) the hedge is expected to be highly effective in achieving offsetting changes in fair value attributable to the hedged risk, consistently with the risk management strategy documented for that particular hedging relationship; (c) the effectiveness of the hedge can be reliably measured; (d) the hedge is assessed on an ongoing basis and determined actually to have been highly effective throughout the financial reporting periods for which the hedge was designated.

The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in earnings.

The hedging items that do not meet the criteria for hedge accounting were classified as financial assets or financial liabilities at fair value through profit or loss.

3. EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES

The Company early adopted the Statement of Financial Accounting Standards No. 41 “Operating Segments” (“SFAS No. 41”) starting from September 1, 2009. This Statement supersedes the Statement of Financial Accounting Standards No. 20 “Segment Reporting”. For comparative purpose, the segment information for the six months ended June 30, 2009 was presented in accordance with SFAS No. 41.

The Company adopted the newly-revised Statements of Financial Accounting Standards No. 10, “Accounting for Inventories,” (“SFAS No. 10”) beginning from January 1, 2009, which requires inventories to be stated at the lower of cost (weighted-average cost) or net realizable value item by item, except for those that may be appropriate to group items of similar or related inventories. The inventory-related incomes and expenses shall be classified in operating cost.

4. CASH AND CASH EQUIVALENTS

	June 30
	2010	2009
Cash
Cash on hand	$146,938	$495,086
Bank deposits	8,591,310	11,915,400
Negotiable certificate of deposit, annual yield rate - ranging from 0.37%- 0.85% and 0.15%-2.84% for 2010 and 2009, respectively	69,600,761	49,570,484

	78,339,009	61,980,970

Cash equivalents
Commercial paper, annual yield rate - ranging from 0.25%-0.33% and 0.13%-0.20% for 2010 and 2009, respectively	10,858,014	21,441,689
Treasury bills, annual yield rate - ranging from 0.25%-0.28%	3,582,263	—

	14,440,277	21,441,689

	$92,779,286	$83,422,659

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(In Thousands of New Taiwan Dollars, Unless Stated Otherwise)

5. FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	June 30
	2010	2009
Derivatives - financial assets
Forward exchange contracts	$498	$31
Index future contracts	31	—
Currency swap contracts	—	22,423

	529	22,454
Designated financial assets at fair value through profit or loss
Convertible bonds	39,640	—

	$40,169	$22,454

Derivatives - financial liabilities
Currency swap contracts	$23,656	$—
Forward exchange contracts	—	501

	$23,656	$501

Chunghwa entered into investment management agreements with well-known financial institutions (fund managers) to manage its investment portfolios in 2006. The investment portfolios managed by these fund managers aggregated to an original amount of US$100,000 thousand. Chunghwa terminated the investment management agreements on March 2, 2009 and asked fund managers to dispose of all the investment portfolios. The fund managers had disposed all investment portfolios before June 23, 2009 and returned the proceeds to Chunghwa.

The Company entered into currency swap contracts, forward exchange contracts and index future contracts to reduce its exposure to foreign currency risk and variability in operating results due to fluctuations in exchange rates and stock prices. However, these derivatives do not meet the criteria for hedge accounting and were classified as financial assets or financial liabilities held for trading.

Outstanding currency swap contracts and forward exchange contracts as of June 30, 2010 and 2009 were as follows:

	Currency	Maturity Period	Contract Amount (In Thousands)

June 30, 2010
Currency swap contracts	US$/NT$	2010.07	US$45,000/NT$1,426,395
Forward exchange contracts - buy	NT$/US$	2010.07	NT$76,956
June 30, 2009
Currency swap contracts	US$/NT$	2009.07	US$85,000/NT$ 2,788,879
Forward exchange contracts - buy	NT$/US$	2009.07	NT$183,773

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(In Thousands of New Taiwan Dollars, Unless Stated Otherwise)

Outstanding index future contracts on June 30, 2010 were as follows:

	Maturity Period	Units	Contract Amount (In Thousands)
TAIEX futures	2010.07	12	NT$	17,198

The Company did not have any outstanding index future contracts on June 30, 2009.

As of June 30, 2010, the deposits paid for outstanding index future contracts were $924 thousand.

The convertible bonds owned by CHI are hybrid financial instruments that are measured and designated as fair value through profit or loss.

Net gain (loss) arising from financial assets and liabilities at fair value through profit or loss for the six months ended June 30, 2010 and 2009 were $(6,212) thousand (including realized settlement gain of $25,306 thousand and valuation loss of $(31,518) thousand) and $44,016 thousand (including realized settlement loss of $(69,996) thousand and valuation gain of $114,012 thousand), respectively.

6. AVAILABLE-FOR-SALE FINANCIAL ASSETS

	June 30
	2010	2009
Open-end mutual funds	$6,009,788	$16,195,159
Domestic listed stocks	321,681	—
Corporate bonds	102,799	—
Real estate investment trust fund	—	182,820

	$6,434,268	$16,377,979

Movements of unrealized gain or loss on available-for-sale financial assets were as follows:

	Six Months Ended June 30
	2010	2009
Balance, beginning of period	$(447,129)	$(2,264,932)
Recognized in stockholders’ equity	(502,191)	773,814
Transferred to profit or loss	38,155	113,399

Balance, end of period	$(911,165)	$(1,377,719)

As a result of the global economic and financial crisis, Chunghwa determined that the impairment losses of available-for-sale financial assets was other-than-temporary in nature, and recorded impairment losses of $85,349 thousand for the six months ended June 30, 2009.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(In Thousands of New Taiwan Dollars, Unless Stated Otherwise)

7. HELD-TO-MATURITY FINANCIAL ASSETS

	June 30
	2010	2009
Corporate bonds, nominal interest rate ranging from 0.77%-4.75% and 0.80%-4.75% for 2010 and 2009, respectively; effective interest rate ranging from 0.50%-2.95% and 0.80%-2.95% for 2010 and 2009, respectively	$7,639,850	$4,388,813
Bank debentures, nominal interest rate ranging from 1.87%-2.11% and 1.95%-2.30% for 2010 and 2009, respectively; effective interest rate ranging from 1.14%-2.90% and 1.14%-2.90% for 2010 and 2009, respectively	498,467	796,752
Collateralized loan obligation, nominal and effective interest rate were both 2.18% for 2010 and 2009	—	21,167

	8,138,317	5,206,732
Less: Current portion	1,190,089	670,541

	$6,948,228	$4,536,191

8. ALLOWANCE FOR DOUBTFUL ACCOUNTS

	Six Months Ended June 30
	2010	2009
Balance, beginning of period	$2,798,679	$3,050,691
Provision for doubtful accounts	184,357	261,964
Accounts receivable written off	(267,919)	(411,166)

Balance, end of period	$2,715,117	$2,901,489

9. OTHER MONETARY ASSETS - CURRENT

	June 30
	2010	2009
Accrued custodial receipts from other carriers	$498,910	$546,036
Other	2,229,855	2,428,762

	$2,728,765	$2,974,798

10. INVENTORIES, NET

	June 30
	2010	2009
Merchandise	$1,907,431	$1,628,004
Work in process	367,233	514,046

	2,274,664	2,142,050
Land held under development	803,620	706,177
Land held for development	469,874	337,738
Prepayment for construction	79,876	43,705

	$3,628,034	$3,229,670

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(In Thousands of New Taiwan Dollars, Unless Stated Otherwise)

The operating costs related to inventories were $12,370,431 thousand (including valuation loss on inventories of $61,272 thousand) and $10,165,458 thousand for the six months ended June 30, 2010 and 2009, respectively.

Land held under development on June 30, 2010 was for Guang-Diang, Wan-Xi and Li-Shui (B) projects. Wan-Xi Project is expected to be completed in 2011. Guang-Diang and Li-Shui (B) projects are expected to be completed in 2012. Land held under development on June 30, 2009 was for Wan-Xi project.

11. OTHER CURRENT ASSETS

	June 30
	2010	2009
Prepaid expenses	$2,683,586	$2,486,753
Spare parts	2,264,197	1,868,913
Prepaid rents	909,830	884,389
Miscellaneous	674,434	543,263

	$6,532,047	$5,783,318

12. INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	June 30
	2010		2009
	Carrying Amount	% of Ownership	Carrying Amount	% of Ownership
Non-listed
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	$508,841	40	$495,158	40
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	410,268	38	409,790	38
Senao Networks, Inc. (“SNI”)	288,051	41	269,365	42
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	273,140	30	88,198	33
Skysoft Co., Ltd. (“SKYSOFT”)	87,234	30	85,775	30
KingWaytek Technology Co., Ltd. (“KWT”)	64,834	33	69,003	33
So-net Entertainment Taiwan Co., Ltd. (“So-net”)	26,155	30	44,929	30
Tatung Technology Inc.	17,037	28	—	—
Xiamen Sertec Business Technology Co., Ltd. (“Sertec”)	12,620	49	—	—
Chunghwa Investment Co., Ltd. (“CHI”)	—	—	841,475	49
PandaMonium Company Ltd.	—	43	—	—

	$1,688,180		$2,303,693

ST-1 telecommunications satellite is expected be retired in 2011; therefore, CHTS and SingTelSat Pte., Ltd. established a joint venture, ST-2 Satellite Ventures Pte., Ltd. (“STS”) in Singapore in October 2008 in order to maintain the current service. By June 30, 2010, Chunghwa has invested $409,061 thousand. STS will engage in the installation and the operation of ST-2 telecommunications satellite.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(In Thousands of New Taiwan Dollars, Unless Stated Otherwise)

Chunghwa participated in the capital increase of Viettel-CHT in September 2009, by investing $197,088 thousand cash and its ownership interest of Viettel-CHT was decreased from 33% to 30%. Viettel-CHT engages mainly in IDC services.

Chunghwa participated in So-net Entertainment Taiwan Co., Ltd.’s capital increase on April 3, 2009, by investing $60,008 thousand cash, and acquired 30% of its shares. So-net Entertainment Taiwan Co., Ltd. engages mainly in online service and sale of computer hardware.

Tatung Technology Inc. and PandaMonium Company Ltd. are the subsidiaries of Chunghwa Investment Co., Ltd. They engage mainly in selling the product of SET TOP BOX and making animations, respectively.

COI established Xiamen Sertec Business Technology Co., Ltd. (“Sertec”) with Xiamen Information Investment Co., Ltd. in 2010, by investing 13,863 thousand cash and held 49% of Sertec shares. Sertec engages mainly in customer services and platform rental activities.

The equity in earnings and losses for the six months ended June 30, 2010 and 2009 were based on the audited financial statements.

13. FINANCIAL ASSETS CARRIED AT COST

	June 30
	2010		2009
	Carrying Amount	% of Ownership	Carrying Amount	% of Ownership
Non-listed
Taipei Financial Center Corp. (“TFC”)	$1,789,530	12	$1,789,530	12
Industrial Bank of Taiwan II Venture Capital Co., Ltd. (“IBT II”)	200,000	17	200,000	17
Global Mobile Corp. (“GMC”)	127,018	11	127,018	11
iD Branding Ventures (“iDBV”)	99,504	11	75,000	8
Giga Solar Materials Corp.	56,807	2	—	—
UniDisplay Inc.	46,000	3	—	—
Innovation Works Development Fund, L.P. (“IWDF”)	38,035	13	—	—
RPTI Intergroup International Ltd. (“RPTI”)	34,500	10	34,500	12
A2peak Power Co., Ltd.	27,500	3	—	—
Digimax Inc. (“DIG”)	23,935	4	—	—
ChipSip Technology Co., Ltd.	22,750	3	—	—
CQi Energy Infocom Inc. (“CQi”)	20,000	18	—	—
Lextar Electronics Corp.	13,753	—	—	—
N.T.U Innovation Incubation Corporation	12,000	9	12,000	9
CoaTronics Inc.	12,000	9	—	—
Crystal Media Inc.	11,642	5	—	—
Innovation Works Limited (“IW”)	10,565	2	—	—
Win Semiconductors Corp.	10,555	—	—	—
Huga Optotech Inc.	10,477	—	—	—
Optivision Technology Inc.	10,188	—	—	—
Daxon Technology Corporation	9,593	—	—	—
Tatung Fine Chemicals Co.	8,023	—	—	—
Edison Opto Corporation	7,925	—	—	—
Taimide Technology Ltd.	7,200	1	—	—

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(In Thousands of New Taiwan Dollars, Unless Stated Otherwise)

	June 30
	2010		2009
	Carrying Amount	% of Ownership	Carrying Amount	% of Ownership
Champion Microelectronic Corp.	$6,125	—	$—	—
DelSolar Co., Ltd.	6,096	—	—	—
Subtron Technology Co., Ltd.	4,947	—	—	—
J Touch Corporation	4,161	—	—	—
Taidoc Technology Corporation	3,498	—	—	—
3 Link Information Service Co., Ltd.	3,450	10	3,450	10
Cando Corporation	3,289	—	—	—
eMemory Technology Inc.	2,733	—	—	—
SuperAlloy Industrial Co., Ltd.	2,214	—	—	—
XinTec Inc.	1,078	—	—	—
Essence Technology Solution, Inc. (“ETS”)	—	9	10,000	9
eASPNet Inc.	—	2	—	2

	$2,647,091		$2,251,498

(Concluded)

Chunghwa invested in IWDF for $38,035 thousand in June 2010. IWDF invests mainly in start-up companies of E-commerce, mobile internet and cloud computing, etc.

Chunghwa invested in CQi for $20,000 thousand in June 2010. CQi engages mainly in intelligent energy network management services.

Chunghwa invested in IW for $10,565 thousand in June 2010. IW invests mainly in start-up companies and mentors such companies in the E-commerce, mobile internet and cloud computing fields, etc.

RPTI completed a capital reduction to offset its deficits and as a result the number of shares held by Chunghwa was reduced from 9,234 thousand shares to 4,765 thousand shares in August, 2009. Subsequent to this capital reduction, RPTI raised additional capital through cash contributions. Chunghwa did not participate in the RPTI’s capital increase plan; therefore, Chunghwa’s ownership of RPTI decreased to 10%.

After evaluating the financial assets carried at cost, CHI determined the investment in DIG was impaired and recognized an impairment loss of NT$10,289 thousand for the year ended December 31, 2009.

After evaluating the financial assets carried at cost, Chunghwa determined the investment in ETS was impaired and recognized an impairment loss of NT$10,000 thousand for the year ended December 31, 2009.

Chunghwa participated in TFC’s capital increase in October 2008 and prepaid $285,859 thousand. However, TFC was not expected to be able to collect enough amount of capital increase within a specific period; therefore TFC’s board of directors held a meeting on April 10, 2009 and resolved to withdraw its capital increase plan from Financial Supervisory Commission, Executive Yuan (“FSC”). TFC returned the prepayment to Chunghwa on May 8, 2009.

The above investments that do not have a quoted market price in an active market and whose fair values cannot be reliably measured are carried at original cost.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(In Thousands of New Taiwan Dollars, Unless Stated Otherwise)

14. OTHER MONETARY ASSETS - NONCURRENT

	June 30
	2010	2009
Piping Fund	$1,000,000	$1,000,000

As part of the government’s effort to upgrade the existing telecommunications infrastructure, Chunghwa and other public utility companies were required by the ROC government to contribute a total of $1,000,000 thousand to a Piping Fund administered by the Taipei City Government. This funds was used to finance various telecommunications infrastructure projects.

15. PROPERTY, PLANT AND EQUIPMENT

	June 30
	2010	2009
Cost
Land	$103,719,102	$101,474,866
Land improvements	1,538,691	1,513,208
Buildings	67,431,298	63,157,815
Computer equipment	16,027,525	15,823,342
Telecommunications equipment	656,803,063	653,783,918
Transportation equipment	1,973,764	2,244,208
Miscellaneous equipment	7,161,270	7,283,620

Total cost	854,654,713	845,280,977
Revaluation increment on land	5,800,909	5,810,342

	860,455,622	851,091,319

Accumulated depreciation
Land improvements	978,932	923,853
Buildings	18,017,192	16,879,207
Computer equipment	12,339,433	12,017,316
Telecommunications equipment	524,825,747	512,567,243
Transportation equipment	1,740,283	2,057,372
Miscellaneous equipment	6,023,476	6,143,713

	563,925,063	550,588,704

Construction in progress and advances related to acquisition of equipment	10,981,125	14,181,979

Property, plant and equipment, net	$307,511,684	$314,684,594

Pursuant to the related regulations, Chunghwa revalued its land owned as of April 30, 2000 based on the publicly announced values on July 1, 1999. These revaluations which have been approved by the Ministry of Auditing resulted in increases in the carrying values of property, plant and equipment of $5,986,074 thousand, liabilities for land value incremental tax of $211,182 thousand, and stockholder’s equity - other adjustments of $5,774,892 thousand.

The amendment to the Land Tax Act, relating to the article to permanently lower land value incremental tax, went effective from February 1, 2005. In accordance with the lowered tax rates, Chunghwa recomputed its land value incremental tax, and reclassified the reserve for land value incremental tax of $116,196 thousand to stockholders’ equity - other adjustments. As of June 30, 2010, the unrealized revaluation increment was decreased to $5,803,446 thousand by disposal of revaluation assets.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(In Thousands of New Taiwan Dollars, Unless Stated Otherwise)

Depreciation on property, plant and equipment for the six months ended June 30, 2010 and 2009 was $16,637,014 thousand and $17,782,402 thousand, respectively. No interest was capitalized for the six months ended June 30, 2010. The capitalized interest expense for the six months ended June 30, 2009 amounted to $193 thousand, and the capitalized rates were 1.238%-1.604%.

16. SHORT-TERM LOANS

	June 30
	2010	2009
Secured loan - annual rate - 0.81%-0.84%	$3,238,000	$—
Unsecured loans - annual rate -1.10%-1.29% and 1.20%-1.30% for 2010 and 2009, respectively	195,687	256,000

	$3,433,687	$256,000

17. SHORT-TERM BILLS PAYABLE

June 30, 2010
Commercial paper - annual rate 0.64%-0.70%	$59,946

18. ACCRUED EXPENSES

	June 30
	2010	2009
Accrued salary and compensation	$4,548,819	$7,440,198
Accrued employees’ bonuses and remuneration to directors and supervisors	3,021,691	2,509,910
Accrued franchise fees	1,139,941	1,137,051
Other accrued expenses	3,318,592	2,483,372

	$12,029,043	$13,570,531

19. OTHER CURRENT LIABILITIES

	June 30
	2010	2009
Advances from subscribers	$7,391,094	$5,773,165
Amounts collected in trust for others	2,400,587	2,343,607
Payables to equipment suppliers	1,520,787	1,269,180
Payables to contractors	1,472,126	2,012,710
Refundable customers’ deposits	1,067,024	1,012,910
Miscellaneous	4,053,696	4,193,769

	$17,905,314	$16,605,341

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(In Thousands of New Taiwan Dollars, Unless Stated Otherwise)

20. LONG-TERM LOANS (INCLUDING LONG-TERM LOANS - CURRENT PORTION)

	June 30
	2010	2009
Unsecured loans - annual rate 2.01%-2.04% and 2.01%-2.17% for 2010 and 2009, respectively	$259,542	$360,011
Secured loans - annual rate-1.37% and 1.00% for 2010 and 2009, respectively	14,014	14,700

	273,556	374,711
Less: Current portion of long-term loans	108,839	104,668

	$164,717	$270,043

CHIEF obtained an unsecured loan from Bank of Taiwan in January 2009. Interest and principal amount are payable monthly from January 2009 and due in January 2013.

SHE applied to the Industrial Development Bureau, Ministry of Economic Affairs and obtained a secured loan from Taiwan Business Bank. Interest is paid monthly and the principal is paid every three month from January 2009 and due in April 2013. The loan is repaid early in April 2010.

CHPT obtained a secured loan from the E. Sun Commercial Bank in December 2006. Interest and the principal are payable monthly from January 2007 and due December 2009. CHPT obtained another loan from the E. Sun Commercial Bank in February 2009. Interest and the principal are paid monthly from March 2009 and due in February 2013.

21. MATURITY ANALYSIS OF ASSETS AND LIABILITIES

The Company classified LED’s assets and liabilities of the construction operations as current and noncurrent according to the length of the operating cycle of the construction operations. Maturity analysis of LED’s related assets and liabilities was as follows:

	June 30, 2010
	Within One Year	Over One Year	Total
Assets
Inventories	$—	$1,353,370	$1,353,370
Deferred expenses (classified as other current assets)	—	141,220	141,220
Restricted assets	—	129,911	129,911

	$—	$1,624,501	$1,624,501

Liabilities
Trade notes and accounts payable	$1,247	$—	$1,247
Advance from land and building (classified as other current liabilities)	—	431,028	431,028

	$1,247	$431,028	$432,275

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(In Thousands of New Taiwan Dollars, Unless Stated Otherwise)

	June 30, 2009
	With in One Year	Over One Year	Total
Assets
Inventories	$—	$1,087,620	$1,087,620
Deferred expenses (classified as other current assets)	—	91,580	91,580
Restricted assets	—	76,501	76,501

	$—	$1,255,701	$1,255,701

Liabilities
Advance from land and building (classified as other current liabilities)	$—	$247,480	$247,480

22. STOCKHOLDERS’ EQUITY

Under Chunghwa’s Articles of Incorporation, Chunghwa’s authorized capital is $120,000,000,000 which is divided into 12,000,000,000 common shares (at $10 par value per share), among which 9,696,808,181 shares are issued and outstanding as of June 30, 2010.

On March 28, 2006, the board of directors approved the issuance of the 2 preferred shares, and the MOTC purchased the 2 preferred shares at par value on April 4, 2006. In accordance with the Articles of Incorporation of Chunghwa, the preferred shares would be redeemed by Chunghwa three years from the date of issuance at their par value. These preferred shares expired on April 4, 2009 and were redeemed on April 6, 2009.

For the purpose of privatizing Chunghwa, the MOTC sold 1,109,750 thousand common shares of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange on July 17, 2003. Afterwards, the MOTC sold 1,350,682 thousand common shares in the form of ADS amounting to 135,068 thousand units on August 10, 2005. Subsequently, the MOTC and Taiwan Mobile Co., Ltd. sold 505,389 thousand and 58,959 thousand common shares of Chunghwa, respectively, in the form of ADS totally amounting to 56,435 thousand units on September 29, 2006. The MOTC and Taiwan Mobile Co., Ltd. have sold 3,024,780 thousand common shares in the form of ADS amounting to 302,478 thousand units. As of June 30, 2010, the outstanding ADSs were 962,735 thousand common shares, which equaled approximately 96,274 thousand units and represented 9.93% of Chunghwa’s total outstanding common shares.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents:

a.	Exercise their voting rights,

b.	Sell their ADSs, and

c.	Receive dividends declared and subscribe to the issuance of new shares.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(In Thousands of New Taiwan Dollars, Unless Stated Otherwise)

Under the ROC Company Law, additional paid-in capital may only be utilized to offset deficits. For those companies having no deficits, additional paid-in capital arising from capital surplus can be used to increase capital stock and distribute to stockholders in proportion to their ownership at the ex-dividend date. Also, such amounts can only be declared as a stock dividend by Chunghwa at an amount calculated in accordance with the provisions of existing regulations. The combined amount of any portions capitalized each year may not exceed 10 percent of common stock issued. However, where a company undergoes an organizational change (such as a merger, acquisition, or reorganization) that results in the capitalization of undistributed earnings after the organizational change, the above restriction does not apply.

In addition, before distributing a dividend or making any other distribution to stockholders, Chunghwa must pay all outstanding taxes, recover any past losses and set aside a legal reserve equal to 10% of its net income, and depending on its business needs or requirements, may also set aside a special reserve. In accordance with the Articles of Incorporation, no less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed in the following order: (a) from 2% to 5% of distributable earnings shall be distributed to employees as employee bonus; (b) no more than 0.2% of distributable earnings shall be distributed to board of directors and supervisors as remuneration; and (c) cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividends to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common shares.

Chunghwa operates in a capital-intensive and technology-intensive industry and requires capital expenditures to sustain its competitive position in high-growth market. Thus, Chunghwa’s dividend policy takes into account future capital expenditure outlays. In this regard, a portion of the earnings may be retained to finance these capital expenditures. The remaining earnings can then be distributed as dividends if approved by the stockholders in the following year and will be recorded in the financial statements of that year.

For the six months ended June 30, 2010 and 2009, the accrual amounts for bonuses to employees and remuneration to directors and supervisors were accrued on past experiences and probable amount to be paid in accordance with Chunghwa’s Articles of Incorporation and Implementation Guidance for the Employee’s Bonus Distribution of Chunghwa Telecom Co., Ltd.

If the initial accrual amounts of the aforementioned bonus are significantly different from the amounts proposed by the board of directors, the difference is charged to the earnings of the year making the initial estimate. Otherwise, the difference between initial accrual amounts and the amounts resoluted in the stockholders’ meeting is charged to the earnings of the following year as a result of change of accounting estimate.

Under the ROC Company Law, the appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of Chunghwa. This reserve can only be used to offset a deficit, or when reaching 50% of the aggregate par value of the outstanding capital stock of Chunghwa, up to 50% of the reserve may, at the option of Chunghwa, be declared as a stock dividend and transferred to capital.

The appropriations and distributions of the 2009 and 2008 earnings of Chunghwa have been approved by the stockholders on June 18, 2010 and June 19, 2009 as follows:

	Appropriation of Earnings		Dividend Per Share
	2009	2008	2009	2008
Legal reserve	$4,374,014	$4,127,675	$—	$—
Special reserve	—	475	—	—
Cash dividends	39,369,041	37,138,775	4.06	3.83

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(In Thousands of New Taiwan Dollars, Unless Stated Otherwise)

The amounts for bonuses to employees and remuneration to directors and supervisors approved in the stockholders’ meeting on June 18, 2010, were $1,800,929 thousand and $41,211 thousand paid by cash, respectively. There was no difference between the initial accrual amounts and the amounts resolved in stockholders’ meeting of the aforementioned bonuses to employees and the remuneration to directors and supervisors.

The amounts for bonuses to employees and remuneration to directors and supervisors approved in the stockholders’ meeting on June 19, 2009, were $1,629,915 thousand and $38,807 thousand paid by cash, respectively. The aforementioned approved amounts of the bonus to employees and the remuneration to directors and supervisors were different from the accrual amounts of $1,723,921 thousand and $40,886 thousand, respectively, reflected in the statement of income for the year ended December 31, 2008. The differences of $94,006 thousand and $2,079 thousand, respectively, were treated as change in estimates and were adjusted against earnings for the six months ended Jane 30, 2009.

Information on the appropriation of Chunghwa’s 2009 earnings, employees bonuses and remuneration to directors and supervisors resolved by the board of directors and approved by the stockholders is available at the Market Observation Post System website.

The stockholders, at the stockholders’ meeting held on June 18, 2010, also resolved to reduce the amount of capital in Chunghwa by a cash distribution to its stockholders in the amount of $19,393,616 thousand in order to improve the financial condition of Chunghwa and better utilize its excess funds. The stockholders further authorized the board of directors of Chunghwa to designate the record date of capital reduction after the capital reduction plan is effectively registered with FSC.

The stockholders, at a meeting held on June 19, 2009, resolved to transfer capital surplus in the amount of $9,696,808 thousand to common capital stock. The abovementioned 2009 capital increase proposal was effectively registered with FSC. The board of directors authorized the chairman of directors to decide the ex-dividend date of the aforementioned proposal and the chairman decided the ex-dividend date as August 9, 2009.

The stockholders, at the stockholders’ meeting held on June 19, 2009, also resolved to reduce the amount of capital in Chunghwa by a cash distribution to its stockholders in order to improve the financial condition of Chunghwa and better utilize its excess funds. The abovementioned 2009 capital reduction proposal was effectively approved by FSC. The board of directors of Chunghwa further authorized the chairman of board of directors of Chunghwa to designate the record date of capital reduction as of October 26, 2009. Subsequently, common capital stock was reduced by NT$9,696,808 thousand and the stock transfer date of capital reduction was January 28, 2010. The amount due to stockholders for capital reduction was paid in February 2010.

The stockholders, at a special meeting held on August 14, 2008, resolved to transfer capital surplus in the amount of $19,115,554 thousand to common capital stock. The abovementioned 2008 capital increase proposal was effectively registered with FSC. The board of directors resolved the ex-dividend date of the aforementioned proposal as October 25, 2008.

The stockholders, at the stockholders’ meeting held on August 14, 2008, also resolved to reduce the amount of capital in Chunghwa by a cash distribution to its stockholders in order to improve the financial condition of Chunghwa and better utilize its excess funds. The capital reduction plan was effected by a transfer of capital surplus in the amount of $19,115,554 thousand to common capital stock and was effectively registered with FSC. Chunghwa designated December 30, 2008 as the record date and March 9, 2009 as the stock transfer date of capital reduction. Subsequently, common capital stock was reduced by $19,115,554 thousand and a liability for the same amount of cash to be distributed to stockholders was recorded. Such cash payment to stockholders was made in March 2009.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(In Thousands of New Taiwan Dollars, Unless Stated Otherwise)

23. SENAO’ STOCK-BASED COMPENSATION PLANS

SENAO has several share-based compensation plans (“SENAO Plans”) described as follows:

Effective Date	Grant Date	Stock Options Units (Thousand)	Exercise Price
2003.09.03	2003.10.17	3,981	$ (Original price $	14.7 20.2)
2003.09.03	2004.03.04	385	(Original price $	17.6 23.9)
2004.12.01	2004.12.28	6,500	(Original price $	10.0 11.6)
2004.12.01	2005.11.28	1,500	(Original price $	14.4 18.3)
2005.09.30	2006.05.05	10,000	(Original price $	13.3 16.9)
2007.10.16	2007.10.31	6,181	(Original price $	42.6 44.2)

		28,547

Each option is eligible to subscribe for one common share when exercisable. Under the terms of the Plans, the options are granted at an exercise price equal to the closing price of the SENAO’s common shares listed on the TSE on the higher of closing price or par value. The SENAO Plans have exercise price adjustment formula upon the issuance of new common shares, capitalization of retained earnings and/or capital reserves, stock split as well as distribution of cash dividends (except for 2007 Plan), except (i) in the case of issuance of new shares in connection with mergers and in the case of cancellation of outstanding shares in connection with capital reduction (2007 Plan is out of this exception), and (ii) except if the exercise price after adjustment exceeds the exercise price before adjustment. The options of all the Plans are valid for six years and the graded vesting schedule for which 50% of option granted will vest two years after the grant date and another two tranches of 25% will vest three and four years after the grant date respectively.

Information about SENAO’s outstanding stock options for the six months ended June 30, 2010 and 2009 were as follows:

	Stock Options Outstanding
	2010		2009
	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)
Options outstanding, beginning of period	9,323	$30.92	13,818	$26.34
Options exercised	(3,179)	22.00	(3,452)	12.57
Options expired	(82)	33.76	(191)	24.46

Options outstanding, end of period	6,062	35.56	10,175	30.41

Options exercisable, end of period	3,238		1,938

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(In Thousands of New Taiwan Dollars, Unless Stated Otherwise)

As of June 30, 2010, information about SENAO’s outstanding and exercisable options was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options (Thousand)	Weighted- average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)
$10.0-$13.3	1,393	1.82	$13.26	1,393	$13.26
$14.4	64	1.42	14.40	64	14.40
$42.6	4,605	3.42	42.60	1,781	42.60

As of June 30, 2009, information about SENAO’s outstanding and exercisable options was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options (Thousand)	Weighted- average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)
$10.0-$13.3	3,727	2.71	$12.99	1,762	$12.65
$14.4-$17.6	487	2.16	14.44	176	14.50
$42.6	5,961	4.42	42.60	—	—

No compensation cost of SENAO’s options was recognized under the intrinsic value method for the six months ended June 30, 2010 and 2009. Had SENAO used the fair value method to recognize the compensation cost, there were no significant impact on the consolidated net income and earnings per share.

Had SENAO used the fair value method to evaluate the options using the Black-Scholes model, the assumptions and pro forma results of SENAO for the six months ended June 30, 2010 would have been as follows:

	October 31, 2007	May 5, 2006	November 28, 2005	December 28, 2004	March 4, 2004
Expected dividend yield	1.49%	—	—	—	—
Risk free interest rate	2.00%	1.75%	2.00%	1.88%	1.88%
Expected life	4.375	4.375	4.375	4.375	4.375
Expected volatility	39.82%	39.63%	43.40%	49.88%	52.65%
Weighted-average fair value of grants	$13.69	$5.88	$6.93	$4.91	$10.56

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(In Thousands of New Taiwan Dollars, Unless Stated Otherwise)

24. COMPENSATION, DEPRECIATION AND AMORTIZATION EXPENSES

	Six Months Ended June 30, 2010
	Operating	Operating
	Costs	Expenses	Total
Compensation expense
Salaries	$6,317,576	$5,114,628	$11,432,204
Insurance	517,070	403,466	920,536
Pension	850,060	597,371	1,447,431
Other compensation	4,679,483	3,266,769	7,946,252

	$12,364,189	$9,382,234	$21,746,423

Depreciation expense	$15,759,829	$877,185	$16,637,014

Amortization expense	$527,549	$115,493	$643,042

	Six Months Ended June 30, 2009
	Operating	Operating
	Costs	Expenses	Total
Compensation expense
Salaries	$6,266,498	$4,885,090	$11,151,588
Insurance	439,203	343,322	782,525
Pension	816,646	603,729	1,420,375
Other compensation	4,023,648	2,788,481	6,812,129

	$11,545,995	$8,620,622	$20,166,617

Depreciation expense	$16,804,893	$977,509	$17,782,402

Amortization expense	$470,744	$111,261	$582,005

25. INCOME TAX

a. Income tax expense consisted of the following:

	Six Months Ended June 30
	2010	2009
Income tax payable	$4,819,213	$6,688,966
Income tax - separated	3,688	49,486
Income tax - deferred	85,473	305,855
Adjustments of prior years’ income tax	(2,189)	(194,816)

Income tax	$4,906,185	$6,849,491

In May 2010, the Legislative Yuan passed the amendment of Article 5 of the Income Tax Law, which reduced the income tax rate of profit-seeking enterprises from 20% to 17% , effective January 1, 2010. The Company recalculated its deferred income tax assets and liabilities in accordance with the amended Article and recorded the resulting difference as an income tax expense or benefit.

Under Article 10 of the Statute for Industrial Innovation (SII) passed by the Legislative Yuan in April 2010, a profit-seeking enterprise may deduct up to 15% of its research and development expenditures from its income tax payable for the fiscal year in which these expenditures are incurred, but this deduction should not exceed 30% of the income tax payable for that fiscal year. This incentive took effect from January 1, 2010 and is effective till December 31, 2019.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(In Thousands of New Taiwan Dollars, Unless Stated Otherwise)

b. Net deferred income tax assets (liabilities) consisted of the following:

	June 30
	2010	2009
Current

Provision for doubtful accounts	$291,792	$384,661
Unrealized accrued expense	56,167	48,783
Estimated warranty liabilities	17,422	12,875
Valuation loss on inventory	14,667	21,598
Investment tax credit	2,144	—
Loss carryforward	835	—
Unrealized foreign exchange loss (gain)	(36,894)	29,509
Valuation gain on financial instruments, net	(1,890)	(22,940)
Other	20,365	2,413

	364,608	476,899
Valuation allowance	(291,192)	(375,345)

Net deferred income tax assets - current	$73,416	$101,554

Noncurrent

Deferred income tax assets
Accrued pension cost	$288,606	$1,128,496
Loss carryforward	95,239	113,756
Impairment loss	52,289	68,399
Investment tax credit	15,180	—
Loss on disposal of property, plant and equipment	—	1,283
Other	12,906	5,590

	464,220	1,317,524
Valuation allowance	(33,535)	(63,083)

Net deferred income tax assets - noncurrent	$430,685	$1,254,441

As of June 30, 2010, details for investment tax credit of CHI and CHPT are as follows:

		Remaining	Remaining
		Creditable	Expiry
Law/Statue	Items	Amount	Year
Statute for Upgrading Industries	Pioneer Industry Investment Tax Credit	$7,164	2011

Statute for Upgrading Industries	Personnel training expenditures	$432	2011
	Personnel training expenditures	3,772	2012
	Personnel training expenditures	3,288	2013
	Purchase of machinery and equipment	889	2011
	Purchase of machinery and equipment	1,580	2012
	Purchase of machinery and equipment	199	2013

		$10,160

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(In Thousands of New Taiwan Dollars, Unless Stated Otherwise)

As of June 30, 2010, loss carryforward of CHIEF, Unigate, SHE, LED, YYRP and CHPT are as follows:

	Total	Unused	Expiry
Company	Amounts	Amounts	Year
CHIEF	$19,218	$9,360	2013
	15,251	15,251	2014
	17,267	17,267	2015
	14,943	14,943	2016
	8,558	8,558	2017
	1,409	1,409	2018
Unigate	13	13	2017
	6	6	2018
SHE	784	429	2017
LED	5,426	5,426	2018
	7,571	7,571	2019
	7,052	7,052	2020
YYRP	9,026	835	2019
IFE	7,954	7,954	2020

	$114,478	$96,074

c. The related information under the Integrated Income Tax System is as follows:

	June 30
	2010	2009
Balance of Imputation Credit Account (“ICA”) Chunghwa	$11,589,546	$12,629,060

The actual creditable ratios distribution of Chunghwa’s of 2009 and 2008 for earnings were 26.48% and 30.61%, respectively.

d. Undistributed earnings information

All Chunghwa’s earnings generated prior to June 30, 1998 have been appropriated.

Chunghwa’s income tax returns have been examines by tax authorities through 2005. SENAO’s income tax returns have been examined by tax authorities through 2006. CHSI’s income tax returns have been examined by tax authorities through 2007. The following subsidiaries’ income tax returns have been examined by tax authorities through 2008: CHIEF, Unigate, SHE, LED, YYRP, CIYP, IFE, CHI and CHPT.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(In Thousands of New Taiwan Dollars, Unless Stated Otherwise)

26. EARNINGS PER SHARE

EPS was calculated as follows:

	Amount (Numerator)		Weighted- average Number of	Earnings Per Share (Dollars)
	Income Before Income Tax	Net Income	Common Shares (Thousand) (Denominator)	Income Before Income Tax	Net Income
Six months ended June 30, 2010

Basic EPS
Income attributable to stockholders of the parent	$29,754,207	$24,991,418	9,696,808	$3.07	$2.58

Effect of dilutive potential common stock
SENAO’s stock options	(3,866)	(3,866)	—
Employee bonus	—	—	35,947

Diluted EPS
Income attributable to stockholders of the parent (including effect of dilutive potential common stock)	$29,750,341	$24,987,552	9,732,755	$3.06	$2.57

Six months ended June 30, 2009

Basic EPS

Income attributable to stockholders of the parent	$28,926,734	$22,261,402	9,696,808	$2.98	$2.30

Effect of dilutive potential common stock
SENAO’s stock options	(1,038)	(1,038)	—
Employee bonus	—	—	33,294

Diluted EPS
Income attributable to stockholders of the parent (including effect of dilutive potential common stock)	$28,925,696	$22,260,364	9,730,102	$2.97	$2.29

In March 2007, the ARDF issued an Interpretation 96-052 that requires companies to recognize bonuses paid to employees, directors and supervisors as an expense rather than an appropriation of earnings beginning from January 1, 2008. According to the Interpretation 97-169 issued by ARDF in May 2008, Chunghwa presumed that the employees bonuses to be paid will be settled in shares and takes those shares into consideration when calculating the weighted average number of outstanding shares used in the calculation of diluted EPS if the shares have a dilutive effect for the six months ended June 30, 2010 and 2009. The number of shares is calculated by dividing the amount of bonuses by the closing price of the Chunghwa’s shares of the balance sheet date. The dilutive effect of the shares needs to be considered until the stockholders resolve the number of shares to be distributed to employees in their meeting in the following year.

The diluted earnings per share for the six months ended June 30, 2010 and 2009 was due to the effect of potential common stock related to stock options granted by SENAO.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(In Thousands of New Taiwan Dollars, Unless Stated Otherwise)

The weighted-average number of outstanding shares for EPS calculation has been retroactively adjusted for capital reduction. The retroactive adjustments caused the basic EPS before income tax and after income tax for the six months ended June 30, 2009 to increase from NT$2.71 to NT$2.98 and to increase from NT$2.09 to NT$2.30, respectively, and the diluted EPS before income tax and after income tax for the six months ended June 30, 2009, to increase from NT$2.70 to NT$2.97 and to increase from NT$2.08 to NT$2.29, respectively.

27. PENSION PLAN

Chunghwa completed privatization plans on August 12, 2005. Chunghwa is required to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization in accordance with the Statute Governing Privatization of Stated-owned Enterprises. After paying all pension obligations for privatization, the plan assets of Chunghwa should be transferred to the Fund for Privatization of Government-owned Enterprises (the “Privatization Fund”) under the Executive Yuan. On August 7, 2006, Chunghwa transferred the remaining balance of fund to the Privatization Fund. However, according to the instructions of MOTC, Chunghwa is requested to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization.

The pension plan under the Labor Pension Act of ROC (the “LPA”) is effective beginning July 1, 2005 and this pension mechanism is considered as a defined contribution plan. Based on the LPA, Chunghwa, SENAO, CIYP, CHIEF, Unigate, CHSI, SHE, LED, IFE, and CHI makes monthly contributions to employees’ individual pension accounts at 6% of monthly salaries and wages.

The Company’s pension plan is considered as a defined benefit plan under the Labor Standards Law that provide benefits based on an employee’s length of service and average six-month salary prior to retirement at retirement. Chunghwa, SENAO, CHIEF and SHE contribute an amount no more than 15% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the names of the Committees in the Bank of Taiwan.

Pension costs of the Company were $1,483,120 thousand ($1,375,829 thousand subject to defined benefit plan and $107,291 thousand subject to defined contribution plan) and $1,456,883 thousand ($1,368,420 thousand subject to defined benefit plan and $88,463 thousand subject to defined contribution plan) for the six months ended June 30, 2010 and 2009, respectively.

28. TRANSACTIONS WITH RELATED PARTIES

The ROC Government, one of Chunghwa’s customers held significant equity interest in Chunghwa. Chunghwa provides fixed-line services, wireless services, Internet and data and other services to the various departments and institutions of the ROC Government and other state-owned enterprises in the normal course of business and at arm’s-length prices. The information on service revenues from government bodies and related organizations have not been provided because details of the type of transactions were not summarized by Chunghwa. Chunghwa believes that all costs of doing business are reflected in the financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(In Thousands of New Taiwan Dollars, Unless Stated Otherwise)

a. Chunghwa engages in business transactions with the following related parties:

Company	Relationship
Chunghwa Precision Test Tech. Co., Ltd. (“CHPT”)	Subsidiary of CHI ,which was equity-method investee before Chunghwa obtained control over CHI on September 9, 2009
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	Equity-method investee
Skysoft Co., Ltd. (“SKYSOFT”)	Equity-method investee
So-net Entertainment Taiwan Co., Ltd (“So-net”)	Equity-method investee
Senao Networks, Inc. (“SNI”)	Equity-method investee of SENAO
SENAO Technology Education Foundation (“STEF”)	A nonprofit organization of which the funds donated by SENAO exceeds one third of its total funds
Institute for Information Industry (“III”)	Equity- method investor of InfoExplorer
e-To You International Inc. (“ETY”)	Chairman of ETY is the vice chairman of InfoExplorer
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	Equity-method investee of CHTS

b. Significant transactions with the above related parties are summarized as follows:

	June 30
	2010		2009
	Amount	%	Amount	%
1) Receivables

Trade notes and accounts receivable
III	$27,555	97	$109,432	96
Others	892	3	3,997	4

	$28,447	100	$113,429	100

2) Prepaid expenses (including in other current assets)

III	$666	1	$—	—

3) Payables

Trade notes payable, accounts payable, and accrued expenses
TISE	$321,543	95	$349,389	94
Others	15,853	5	6,667	2

	337,396	100	356,056	96

Payables to contractors
TISE	1,560	—	15,412	4

	$338,956	100	$371,468	100

4) Advances from customers (including in other current liabilities)

SNI	$2,736	—	$—	—

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(In Thousands of New Taiwan Dollars, Unless Stated Otherwise)

	Six Months Ended June 30
	2010		2009
	Amount	%	Amount	%
5) Revenues

So-net	$155,589	—	$24,608	—
III	20,507	—	91,373	—
SKYSOFT	18,777	—	17,086	—
Others	8,333	—	7,624	—

	$203,206	—	$140,691	—

6) Operating costs and expenses

TISE	$461,035	—	$232,188	—
Others	24,628	—	17,433	—

	$485,663	—	$249,621	—

7) Non-operating income and gains

SNI	$13,926	2	$13,286	1
Others	1,847	—	71	—

	$15,773	2	$13,357	1

8) Acquisition of property, plant and equipment

TISE	$19,879	—	$214,625	2
III	—	—	18,972	—

	$19,879	—	$233,597	2

Chunghwa has entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite. This lease term is 15 years and the total contract value is approximately $6,000,000 thousand (SGD 260,723 thousand). The Company has prepaid $1,995,294 thousand which was classified as other assets-others. As of June 30, 2010, the ST-2 satellite is still under construction.

SENAO rents out part of its plant to SNI, and the rent is collected monthly. The foregoing transactions with related parties were conducted as arm’s length transactions, except for the transactions with SNI, STEF, III and ETY which were determined in accordance with mutual agreements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(In Thousands of New Taiwan Dollars, Unless Stated Otherwise)

29. PLEDGED ASSETS

The following assets are pledged as collateral for short-term and long-term bank loans and contract deposits by LED, CHIEF, SHE, IFE, CHPT and CHTS.

	June 30
	2010	2009
Property, plant and equipment, net	$637,432	$—
Restricted assets	81,874	54,446

	$719,306	$54,446

30. SIGNIFICANT COMMITMENTS AND CONTINGENCIES

As of June 30, 2010, in addition to those disclosed in other notes, the Company’s remaining commitments under non-cancellable contracts with various parties were as follows:

a.	Acquisition of land and buildings of $119,565 thousand.

b.	Acquisition of telecommunications equipment of $18,178,235 thousand.

c.	Unused letters of credit of $300,000 thousand.

d.	Contracts to print billing, envelops and selling gifts of $93,976 thousand.

e.	LED has already contracted to advance sale of land and buildings for $2,593,356 thousand, and collected $431,028 thousand according to the contracts.

f.	For the purpose of completion the construction, acquisition of the building construction license and registration ownerships of all buildings for Wan-Xi Project, LED signed the trust deeds with Hua Nan Bank and China Real Estate Management Co., Ltd. for the fund management, property rights and related development to the extent of authority they are given.

Trust assets are as follow:

June 30, 2010
Restricted assets - bank deposits	$129,911
Land held under development	706,172

$836,083

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(In Thousands of New Taiwan Dollars, Unless Stated Otherwise)

g.	The Company also has non-cancellable operating leases covering certain buildings, computers, computer peripheral equipment and operating system software under contracts that expire in various years. Future lease payments were as follows:

Year	Rental Amount
2010 (from July 1, 2010 to December 31, 2010)	$1,042,971
2011	1,537,233
2012	1,177,549
2013	836,085
2014 and thereafter	870,020

h.	A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by Chunghwa on August 15, 1996 (classified as long-term investment—other monetary assets). If the fund is not sufficient, Chunghwa will contribute the remaining $1,000,000 thousand upon notification from the Taipei City Government. Based on Chunghwa’s understanding of the Piping Fund terms, if the project is considered to be no longer necessary by the ROC government, Chunghwa will receive back its proportionate share of the net equity of the Piping Fund upon its dissolution. The Company does not know when its contribution to the Piping Fund will be returned; therefore, the Company did not discount the face amount of its contribution to the Piping Fund.

i.	A portion of the land used by Chunghwa during the period July 1, 1996 to December 31, 2004 was co-owned by Chunghwa and Taiwan Post Co., Ltd. (the former Chunghwa Post Co., Ltd. directorate General of Postal Service). In accordance with the claims process in Taiwan, on July 12, 2005, the Taiwan Taipei District Court sent a claim notice to Chunghwa to reimburse Chunghwa Post Co., Ltd. in the amount of $767,852 thousand for land usage compensation due to the portion of land usage area in excess of Chunghwa’s ownership and along with interest calculated at 5% interest rate from June 30, 2005 to the payment date. Chunghwa stated that both parties have the right to use co-management land without consideration. Chunghwa Post Co., Ltd. can’t request payment for land compensation. Furthermore, Chunghwa believes that the computation used to derive the land usage compensation amount is inaccurate because most of the compensation amount has expired as result of the expiration clause. Therefore, Chunghwa filed an appeal at the Taiwan Taipei District Court. On March 30, 2009, the Taiwan Taipei District Court rendered its judgment that Chunghwa only need to pay $16,870 thousand along with interest calculated at 5% per annum from July 23, 2005 and 4% of the court fees as the court judgment compensation. However, Chunghwa Post Co., Ltd. did not accept the judgment and filed an appeal at Taiwan High Court. Chunghwa also filed an appeal at the Taiwan High Court within the statutory period. On April 7, 2010, the Taiwan High Court rendered its judgment, ruling that we need to pay $23,284 thousand as compensation in addition to the $16,870 thousand from the Taiwan Taipei District Court judgment, along with interest calculated at 5% per annum from July 23, 2005 to the payment date and 12.5% of Chunghwa Post Co., Ltd.’s court fees from its original suit and subsequent appeal as compensation. Chunghwa has filed an appeal at the Supreme Court of the Republic of China within the statutory period.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(In Thousands of New Taiwan Dollars, Unless Stated Otherwise)

31. FAIR VALUE OF FINANCIAL INSTRUMENTS

a. Carrying amount and fair values of financial instruments were as follows:

	June 30
	2010		2009
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Assets
Cash and cash equivalents	$92,779,286	$92,779,286	$83,422,659	$83,422,659
Financial assets at fair value through profit or loss	40,169	40,169	22,454	22,454
Available-for-sale financial assets	6,434,268	6,434,268	16,377,979	16,377,979
Held-to-maturity financial assets - current	1,190,089	1,190,089	670,541	670,541
Trade notes and accounts receivable, net	12,261,827	12,261,827	10,969,179	10,969,179
Receivables from related parties	28,447	28,447	113,429	113,429
Other current monetary assets	2,728,765	2,728,765	2,974,798	2,974,798
Restricted assets - current	179,746	179,746	101,843	101,843
Financial assets carried at cost	2,647,091	—	2,251,498	—
Held-to-maturity financial assets - noncurrent	6,948,228	6,948,228	4,536,191	4,536,191
Other noncurrent monetary assets	1,000,000	1,000,000	1,000,000	1,000,000
Refundable deposits	1,475,313	1,475,313	1,336,669	1,336,669
Restricted assets - noncurrent	32,039	32,039	29,104	29,104
Liabilities
Short-term loans	3,433,687	3,433,687	256,000	256,000
Short-term bills payable	59,946	59,946	—	—
Financial liabilities at fair value through profit or loss	23,656	23,656	501	501
Trade notes and accounts payable	6,851,912	6,851,912	7,106,260	7,106,260
Payables to related parties	338,956	338,956	371,468	371,468
Accrued expenses	12,029,043	12,029,043	13,570,531	13,570,531
Dividends payable	39,369,041	39,369,041	37,138,775	37,138,775
Amounts collected in trust for others (included in “other current liabilities”)	2,400,587	2,400,587	2,343,607	2,343,607
Payables to equipment suppliers (included in “other current liabilities”)	1,520,787	1,520,787	1,269,180	1,269,180
Payables to contractors (included in “other current liabilities”)	1,472,126	1,472,126	2,012,710	2,012,710
Refundable customers’ deposits (included in “other current liabilities”)	1,067,024	1,067,024	1,012,910	1,012,910
Current portion of long-term loans	108,839	108,839	104,668	104,668
Long-term loans	164,717	164,717	270,043	270,043
Customers’ deposits	5,914,124	5,914,124	6,054,883	6,054,883

b. Methods and assumptions used in the estimation of fair values of financial instruments:

1)	The fair values of certain financial instruments recognized in the balance sheet generally correspond to the market prices of the financial assets. Because of the short maturities of these instruments, the carrying value represents a reasonable basis to estimate fair values. This method does not apply to the financial instruments discussed in Notes 2, 3, and 4 below.

2)	If the financial instruments have quoted market prices in an active market, the quoted market prices are viewed as fair values. If the market price of the other financial instruments are not readily available, valuation techniques are used incorporating estimates and assumptions that are consistent with prevailing market conditions.

3)	Financial assets carried at cost are investments in nonlisted shares, which have no quoted prices in an active market and entail an unreasonably high cost to obtain verifiable fair values. Therefore, no fair value is presented.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(In Thousands of New Taiwan Dollars, Unless Stated Otherwise)

4)	The fair value of long-term loans (including current portion) is discounted based on projected cash flow which approximate their carrying amounts. The projected cash flows were discounted using the interest rate of similar long-term loans.

c. Fair values of financial assets and liabilities using quoted market price or valuation techniques were as follows:

	Amount Based on Quoted Market Price		Amount Determined Using Valuation Techniques
	June 30		June 30
	2010	2009	2010	2009
Assets
Financial assets at fair value through profit or loss	$39,671	$—	$498	$22,454
Available-for-sale financial assets	6,331,469	16,377,979	102,799	—
Hedging derivative financial assets (classified as other current monetary assets)	—	—	—	17,374
Liabilities
Financial liabilities at fair value through profit or loss	—	—	23,656	501

d. Information about financial risks

1)	Market risk

The foreign exchange rate fluctuations would result in the Company’s foreign-currency-dominated assets and liabilities, outstanding currency swap contracts, forward exchange contracts exposed to rate risk.

The fluctuations of market price would result in the index future contracts exposed to price risk.

The financial instruments categorized as available-for-sale financial assets are mainly listed stocks, open-end mutual funds and corporate bonds. Therefore, the market risk is the fluctuations of market price. In order to manage this risk, the Company would assess the risk before investing; therefore, no material market risk is anticipated.

2)	Credit risk

Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The counter-parties or third-parties of the aforementioned financial instruments are reputable financial institutions and corporations. Management does not expect the Company’s exposure to default by those parties to be material.

3)	Liquidation risk

The Company has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments. Therefore, the liquidation risk is low.

The financial instruments of the Company categorized as available-for-sale financial assets are publicly-traded, easily converted to cash. Therefore, no material liquidation risk is anticipated. The financial instruments categorized as financial assets carried at cost are investments that do not have a quoted market price in an active market. Therefore, material liquidation risk is anticipated.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(In Thousands of New Taiwan Dollars, Unless Stated Otherwise)

4)	Cash flow interest rate risk

Chunghwa engages in investments in fixed-interest-rate debt securities. Therefore, cash flows from such securities are not expected to fluctuate significantly due to changes in market interest rates.

In addition, Chunghwa engages in investments in floating-interest-rate debt securities. The changes in market interest rate would impact the floating-interest rate; therefore, cash flows from such securities are expected to fluctuate due to changes in market interest rates.

e. Fair value hedge

The Company entered into forward exchange contracts to hedge the fluctuation in exchange rates of beneficiary certificate denominated in foreign currency, which is fair value hedge. No transaction met the criteria for hedge accounting for the six months ended June 30, 2010. The transaction was assessed as highly effective for the six months ended June 30, 2009.

Outstanding currency swap contracts for hedge as of June 30, 2009 were as follows:

			Contract Amount
	Currency	Maturity Period	(In Thousands)
Currency swap contracts	US$/NT$	2009.07	US$	30,000/NT$984,471

As of June 30, 2009, the currency swap contracts measured at fair value result in hedging derivative financial assets of $17,374 thousand (classified as other current monetary assets).

32. ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFC for Chunghwa and its investees:

a.	Financings provided: Please see Table 1.

b.	Endorsement/guarantee provided: Please see Table 2.

c.	Marketable securities held: Please see Table 3.

d.	Marketable securities acquired and disposed of at costs or prices at least $100 million or 20% of the paid-in capital: Please see Table 4.

e.	Acquisition of individual real estate at costs of at least $100 million or 20% of the paid-in capital: None.

f.	Disposal of individual real estate at prices of at least $100 million or 20% of the paid-in capital: None.

g.	Total purchases from or sales to related parties amounting to at least $100 million or 20% of the paid-in capital: Please see Table 5.

h.	Receivables from related parties amounting to $100 million or 20% of the paid-in capital: Please see Table 6.

i.	Names, locations, and other information of investees on which the Company exercises significant influence: Please see Table 7.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(In Thousands of New Taiwan Dollars, Unless Stated Otherwise)

j.	Financial transactions: Please see Notes 5 and 31

k.	Investment in Mainland China: Please see Table 8.

l.	Intercompany relationships and significant intercompany transaction: Please see Table 9.

33. THE FINANCIAL INFORMATION OF OPERATING SEGMENTS

Segment information: Please see Table 10.

TABLE 1

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

FINANCINGS PROVIDED

SIX MONTHS ENDED JUNE 30, 2010

(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Financing Company	Counter-party	Financial Statement Account	Maximum Balance for the Year	Ending Balance	Interest Rate (Note 5)	Type of Financing (Note 2)	Transaction Amount	Reason for Short-term Financing	Allowance for Bad Debt	Collateral		Financing Limit for Each Borrowing Company (Note 3)	Financing Company’s Financing Amount Limit (Note 4)
											Item	Value
9	Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Other receivables	$543,303 (SGD 23,913)	$—	6.38%	a	(Note 6)	—	$—	—	$—	$1,426,836 (SGD 62,063)	$1,426,836 (SGD 62,063)

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a. “0” for the Company. b. Subsidiaries are numbered from “1”.

Note 2:	Reasons for financing are as follows:

a. Business relationship. b. For short-term financing.

Note 3:	The upper limit of loans lending to any other party is no more than 100% of the net value of the latest financial statements of the lender.

Note 4:	The upper limit of loans lending to all other parties is no more than 100% of the net value of the latest financial statements of the lender.

Note 5:	It equals to the prime rate of Singapore plus 1%.

Note 6:	Chunghwa Telecom Singapore Pte., Ltd. signed the joint venture contract with SingTelSat Pte., Ltd. to establish ST-2 Satellite Ventures Pte., Ltd. which mainly engages in the installation and the operation of ST-2 telecommunications satellite. The amount was collected on April 1, 2010.

TABLE 2

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

ENDORSEMENTS/GUARANTEES PROVIDED

SIX MONTHS ENDED JUNE 30, 2010

(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party	Maximum Balance for the Year	Ending Balance	Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable (Note 3)
		Name	Nature of Relationship (Note 2)
25	Yao Yong Real Property Co., Ltd.	Light Era Development Co., Ltd.	d	$3,756,752	$3,360,000	$3,360,000	$3,360,000	0.9%	$3,756,752

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a. “0” for the Company. b. Subsidiaries are numbered from “1”.

Note 2:	Relationships between the endorsement/guarantee provider and the guaranteed party:

a.      Trading partner.

b.      Majority owned subsidiary.

c.      The Company and subsidiary owns over 50% ownership of the investee company.

d.      A subsidiary jointly owned by the Company and the Company’s directly-owned subsidiary.

e.      Guaranteed by the Company according to the construction contract.

f.       An investee company. The guarantees were provided based on the Company’s proportionate share in the investee company.

Note 3:	The maximum amount of endorsement or guarantee amounts is up to 200% of the asset value of the latest financial statements of Yao Yong Real Property Co., Ltd.

TABLE 3

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES HELD
JUNE 30, 2010

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2010						Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)		Percentage of Ownership	Market Value or Net Asset Value
0	Chunghwa Telecom Co., Ltd.	Stocks
		Senao International Co., Ltd.	Subsidiary	Investments accounted for using equity method	71,773	$1,263,026 (Note 13)		28	$3,703,495		Note 5
		Light Era Development Co., Ltd.	Subsidiary	Investments accounted for using equity method	300,000	2,891,613 (Note 13)		100	2,891,970		Note 1
		Chunghwa Investment Co., Ltd.	Subsidiary	Investments accounted for using equity method	178,000	1,653,215 (Note 13)		89	1,726,651		Note 1
		Chunghwa Telecom Singapore Pte., Ltd.	Subsidiary	Investments accounted for using equity method	61,869	1,426,836 (Note 13)		100	1,426,836		Note 1
		Chunghwa System Integration Co., Ltd.	Subsidiary	Investments accounted for using equity method	60,000	707,252 (Note 13)		100	631,003		Note 1
		Taiwan International Standard Electronics Co., Ltd.	Equity-method investee	Investments accounted for using equity method	1,760	508,841		40	693,957		Note 1
		CHIEF Telecom Inc.	Subsidiary	Investments accounted for using equity method	37,942	486,227 (Note 13)		69	433,964		Note 1
		Viettel-CHT Co., Ltd.	Equity-method investee	Investments accounted for using equity method	—	273,140		30	273,140		Note 1
		InfoExplorer Co., Ltd.	Subsidiary	Investments accounted for using equity method	22,498	251,982 (Note 13)		49	204,343		Note 1
		Donghwa Telecom Co., Ltd.	Subsidiary	Investments accounted for using equity method	51,590	239,338 (Note 13)		100	239,338		Note 1
		Chunghwa International Yellow Pages Co., Ltd.	Subsidiary	Investments accounted for using equity method	15,000	176,704 (Note 13)		100	176,704		Note 1
		Skysoft Co., Ltd.	Equity-method investee	Investments accounted for using equity method	4,438	87,234		30	47,867		Note 1
		Chunghwa Telecom Global, Inc.	Subsidiary	Investments accounted for using equity method	6,000	75,974 (Note 13)		100	99,201		Note 1
		Spring House Entertainment Inc.	Subsidiary	Investments accounted for using equity method	5,996	64,866 (Note 13)		56	49,297		Note 1
		KingWaytek Technology Co., Ltd.	Equity-method investee	Investments accounted for using equity method	1,703	64,834		33	16,617		Note 1
		So-net Entertainment Taiwan Co., Ltd.	Equity-method investee	Investments accounted for using equity method	3,429	26,155		30	8,300		Note 1
		Chunghwa Telecom Japan Co., Ltd.	Subsidiary	Investments accounted for using equity method	1	12,667 (Note 13)		100	16,877		Note 1
		New Prospect Investments Holdings Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	—	— (US$ 1 dollar (Note 13	) )	100	— (US$ 1 dollar	)	Note 3
		Prime Asia Investments Group Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	—	— (US$ 1 dollar (Note 13	) )	100	— (US$ 1 dollar	)	Note 3
		Taipei Financial Center Corp.	—	Financial assets carried at cost	172,927	1,789,530		12	1,373,643		Note 2

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2010				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value
		Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II)	—	Financial assets carried at cost	20,000	$200,000	17	$219,168	Note 2
		Global Mobile Corp.	—	Financial assets carried at cost	12,696	127,018	11	96,208	Note 2
		iD Branding Ventures	—	Financial assets carried at cost	7,500	75,000	8	72,928	Note 2
		Innovation Works Development Fund, L.P.	—	Financial assets carried at cost	—	38,035	13	38,035	Note 2
		RPTI Intergroup International Ltd.	—	Financial assets carried at cost	4,765	34,500	10	34,532	Note 2
		CQi Energy Infocom Inc.	—	Financial assets carried at cost	2,000	20,000	18	4,220	Note 2
		Innovation Works Limited	—	Financial assets carried at cost	333	10,565	2	10,565	Note 2
		Essence Technology Solution, Inc.	—	Financial assets carried at cost	2,000	—	9	1,078	Note 2

		Beneficiary certificates (mutual fund)
		JPM (Taiwan) Global Balanced Fund	—	Available-for-sale financial assets	14,161	200,000	—	205,126	Note 4
		JPM (Taiwan) JF Balanced Fund	—	Available-for-sale financial assets	2,462	50,000	—	47,618	Note 4
		Fuh-Hwa Aegis Fund	—	Available-for-sale financial assets	14,000	184,452	—	162,387	Note 4
		AGI Global Quantitative Balanced Fund	—	Available-for-sale financial assets	10,000	116,365	—	106,900	Note 4
		Capital Value Balance Fund	—	Available-for-sale financial assets	8,000	141,776	—	135,486	Note 4
		Fuh Hwa Life Goal Fund	—	Available-for-sale financial assets	6,000	90,037	—	91,033	Note 4
		Fuh Hwa Asia Pacific Balanced	—	Available-for-sale financial assets	7,764	100,000	—	81,910	Note 4
		Capital Asia-Pacific Mega — Trend Fund	—	Available-for-sale financial assets	15,074	200,000	—	193,544	Note 4
		PCA Asia Pac Infrastructure Fund	—	Available-for-sale financial assets	3,061	30,000	—	29,534	Note 4
		PineBridge Flagship Glb Bal Fund of Funds	—	Available-for-sale financial assets	25,679	350,000	—	337,424	Note 4
		Franklin Templeton Global Bond Fund of Funds	—	Available-for-sale financial assets	17,984	208,018	—	228,680	Note 4
		Cathay Global Aggressive Fund of Funds	—	Available-for-sale financial assets	15,570	210,000	—	182,477	Note 4
		Polaris Global Emerging Market Funds	—	Available-for-sale financial assets	13,603	200,000	—	179,555	Note 4
		HSBC Global Bonds Funds	—	Available-for-sale financial assets	22,838	250,000	—	266,471	Note 4
		Fuh Hwa Global Fixed Income FOFs Fund	—	Available-for-sale financial assets	15,594	190,000	—	194,145	Note 4
		PCA Asia Pacific REITs-A	—	Available-for-sale financial assets	7,849	50,000	—	50,235	Note 4
		HSBC Glbl Emerging Markets Bd A Inc	—	Available-for-sale financial assets	273	155,112	—	163,084	Note 4
		Templeton Global Bond A Acc $	—	Available-for-sale financial assets	289	210,001	—	216,995	Note 4
		PIMCO Global Investment Grade Credit — Ins H Acc	—	Available-for-sale financial assets	398	161,575	—	170,009	Note 4
		MFS Meridian Funds — Global Equity Fund (A1 Class)	—	Available-for-sale financial assets	253	262,293	—	200,928	Note 4
		Fidelity Fds International	—	Available-for-sale financial assets	128	163,960	—	111,671	Note 4
		Fidelity Fds America	—	Available-for-sale financial assets	937	163,960	—	123,204	Note 4
		JPMorgan Funds — Global Dynamic Fund (B)	—	Available-for-sale financial assets	303	165,640	—	114,762	Note 4

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2010				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value
		MFS Meridian Funds — Research International Fund (A1 share)	—	Available-for-sale financial assets	173	$131,920	—	$88,175	Note 4
		Fidelity Fds Emerging Markets	—	Available-for-sale financial assets	137	116,066	—	76,071	Note 4
		Credit Suisse Equity Fund (Lux) Global Resources	—	Available-for-sale financial assets	10	130,402	—	76,343	Note 4
		Schroder ISF — BRIC Fund — A1 Acc	—	Available-for-sale financial assets	31	197,071	—	176,575	Note 4
		Parvest Europe Convertible Bond Fund	—	Available-for-sale financial assets	71	398,787	—	326,243	Note 4
		JPMorgan Funds — Global Convertibles Fund (EUR)	—	Available-for-sale financial assets	868	491,450	—	394,630	Note 4
		Schroder ISF Euro Corp. Bond A	—	Available-for-sale financial assets	260	190,098	—	159,223	Note 4
		Fidelity Euro Balanced Fund	—	Available-for-sale financial assets	328	209,085	—	151,100	Note 4
		Fidelity Fds World	—	Available-for-sale financial assets	180	105,061	—	64,689	Note 4
		Fidelity Fds Euro Blue Chip	—	Available-for-sale financial assets	101	91,117	—	51,596	Note 4
		MFS Meridian Funds — European Equity Fund (A1 share)	—	Available-for-sale financial assets	112	117,711	—	76,544	Note 4
		Henderson Horizon Fund — Pan European Equity Fund	—	Available-for-sale financial assets	230	180,886	—	135,599	Note 4
		Polaris TW Top 50 Tracker	—	Available-for-sale financial assets	2,880	150,365	—	142,704	Note 5
		Polaris/P-Shares Taiwan Div Plus ETF	—	Available-for-sale financial assets	600	15,000	—	13,140	Note 5

		Stocks
		China Steel Corporation	—	Available-for-sale financial assets	926	28,374	—	27,595	Note 5
		Taiwan Semiconductor Manufacturing Co., Ltd.	—	Available-for-sale financial assets	456	28,357	—	27,634	Note 5
		President Chain Store Corp.	—	Available-for-sale financial assets	190	14,373	—	18,069	Note 5

		Bonds
		NAN YA Company 3rd Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—	199,579	—	199,579	Note 7
		Taiwan Power Company 4th Secured Corporate Bond — B Issue in 2009	—	Held-to-maturity financial assets	—	348,544	—	348,544	Note 7
		NAN YA Company 2nd Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—	50,481	—	50,481	Note 7
		NAN YA Company 2nd Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—	200,849	—	200,849	Note 7
		FCFC 1st Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—	252,471	—	252,471	Note 7
		Taiwan Power Company 1st Secured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	201,742	—	201,742	Note 7

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2010				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value
		Formosa Petrochemical Corporation 4th Unsecured Corporate Bonds Issued in 2009	—	Held-to-maturity financial assets	—	$203,675	—	$203,675	Note 7
		Chinese Petroleum Corporation 1st Unsecured corporate Bonds — A Issue in 2008	—	Held-to-maturity financial assets	—	103,411	—	103,411	Note 7
		China Steel Corporation 1st Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	103,194	—	103,194	Note 7
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	207,829	—	207,829	Note 7
		Formosa Petrochemical Corporation 2nd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	413,071	—	413,071	Note 7
		Taiwan Power Co. 5th secured Bond-B Issue in 2008	—	Held-to-maturity financial assets	—	208,928	—	208,928	Note 7
		Mega Securities Co., Ltd. 1st Unsecured Corporate Bond Issue in 2009	—	Held-to-maturity financial assets	—	300,000	—	300,000	Note 7
		Yuanta Securities Finance Co. Ltd. 1st Unsecured Corporate Bonds-B Issue in 2007	—	Held-to-maturity financial assets	—	404,616	—	404,616	Note 7
		Taiwan Power Co. 5th secured Bond — A Issue in 2008	—	Held-to-maturity financial assets	—	305,508	—	305,508	Note 7
		China Development Financial Holding Corporation 1st Unsecured Corporate Bonds — AB issue in 2005	—	Held-to-maturity financial assets	—	200,633	—	200,633	Note 7
		KGI Securities Co., Ltd. 1st Unsecured Corporate Bonds-B Issue in 2007	—	Held-to-maturity financial assets	—	100,000	—	100,000	Note 7
		Mega Financial Holding Co., Ltd. 1st Unsecured Corporate Bonds-B Issued in 2007	—	Held-to-maturity financial assets	—	200,000	—	200,000	Note 7
		Mega Financial Holding Co., Ltd. 2nd Unsecured Corporate Bonds-A Issued in 2007	—	Held-to-maturity financial assets	—	300,000	—	300,000	Note 7
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	99,905	—	99,905	Note 7
		Taiwan Power Co. 5th secured Bond-A Issue in 2008	—	Held-to-maturity financial assets	—	149,966	—	149,966	Note 7
		Yuanta FHC 1st Unsecured Corporate Bonds-A lssue in 2008	—	Held-to-maturity financial assets	—	100,000	—	100,000	Note 7
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	49,943	—	49,943	Note 7
		Taiwan Power Company 6th Secured Corporated Bond-A Issue in 2008	—	Held-to-maturity financial assets	—	271,749	—	271,749	Note 7
		Formosa Petrochemical Corporation 4th Unsecured Corporate Bonds Issue in 2006	—	Held-to-maturity financial assets	—	300,438	—	300,438	Note 7
		NAN YA Company 2nd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	406,475	—	406,475	Note 7
		Taiwan Power Company 3rd Unsecured Bond-A Issue in 2006	—	Held-to-maturity financial assets	—	200,747	—	200,747	Note 7
		Taiwan Power Co. 1st Unsecured Bond-B Issue in 2001	—	Held-to-maturity financial assets	—	90,041	—	90,041	Note 7

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2010				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value
		Formosa Petrochemical Corporation 5th Unsecured Corporate Bond Issue in 2006	—	Held-to-maturity financial assets	—	$200,992	—	$200,992	Note 7
		NAN YA Company 3rd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	203,934	—	203,934	Note 7
		China Development Financial Holding Corporation 1st Unsecured Corporate Bonds Issue in 2006	—	Held-to-maturity financial assets	—	201,567	—	201,567	Note 7
		China Development Financial Holding Corporation 1st Unsecured Corporate Bonds-A Issue in 2008	—	Held-to-maturity financial assets	—	103,150	—	103,150	Note 7
		Taiwan Power Co. 4th secured Bond-B Issue in 2008	—	Held-to-maturity financial assets	—	51,640	—	51,640	Note 7
		Formosa Petrochemical Corporation 2nd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	102,515	—	102,515	Note 7
		Formosa Petrochemical Corporation 4th Unsecured Corporate Bonds Issued in 2008	—	Held-to-maturity financial assets	—	201,021	—	201,021	Note 7
		NAN YA Company 4th Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	99,905	—	99,905	Note 7
		MLPC 1st Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	199,741	—	199,741	Note 7
		China Steel Corporation 2nd Unsecured Corporate Bonds-A Issue in 2008	—	Held-to-maturity financial assets	—	100,023	—	100,023	Note 7
		China Development Financial Holding Corporation 1st Unsecured Corporate Bonds Issue in 2006	—	Held-to-maturity financial assets	—	201,567	—	201,567	Note 7
		Chinatrust Commercial Bank 2nd Unsecured Subordinate Financial Debentures Issue in 2003	—	Held-to-maturity financial assets	—	199,404	—	199,404	Note 7
		China Development Industrial Bank 2nd Financial Debentures Issue in 2006	—	Held-to-maturity financial assets	—	199,052	—	199,052	Note 7
		TaipeiFubon Bank 1st Financial Debentures - BA Issue in 2005	—	Held-to-maturity financial assets	—	100,011	—	100,011	Note 7

1	Senao International Co., Ltd.	Stocks
		Senao Networks, Inc.	Equity-method investee	Investments accounted for using equity method	15,295	288,051	41	288,051	Note 1
		Senao International (Samoa) Holding Ltd.	Subsidiary	Investments accounted for using equity method	—	— (Note 13)	100	—	Note 8
		N.T.U. Innovation Incubation Corporation	—	Financial assets carried at cost	1,200	12,000	9	13,412	Note 2
		Beneficiary certificates (mutual fund)
		Prudential Financial Bond Fund	—	Available-for-sale financial assets	3,304	50,000	—	50,060	Note 4
		IBT Bond Fund	—	Available-for-sale financial assets	3,691	50,000	—	50,086	Note 4
		Fuh Hwa Global Short-term Income Fund	—	Available-for-sale financial assets	4,850	50,000	—	50,822	Note 4
		Fuh Hwa Strategic High Income Fund	—	Available-for-sale financial assets	5,000	50,000	—	52,200	Note 4

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2010				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value

2	CHIEF Telecom Inc.	Stocks
		Unigate Telecom Inc.	Subsidiary	Investments accounted for using equity method	200	$2,013 (Note 13)	100	$2,013	Note 1
		CHIEF Telecom (Hong Kong) Limited	Subsidiary	Investments accounted for using equity method	400	991 (Note 13)	100	991	Note 1
		Chief International Corp.	Subsidiary	Investments accounted for using equity method	200	8,066 (Note 13)	100	8,066	Note 1
		eASPNet Inc.	—	Financial assets carried at cost	1,000	—	2	—	Note 2
		3 Link Information Service Co., Ltd.	—	Financial assets carried at cost	374	3,450	10	6,691	Note 2

3	Chunghwa System	Stocks
	Integration Co., Ltd.	Concord Technology Co., Ltd.	Subsidiary	Investments accounted for using equity method	700	4,912 (Note 13)	100	4,912	Note 1

8	Light Era Development	Stocks	Subsidiary	Investments accounted for using equity method	83,290	2,805,298	100	1,871,302	Note 1
	Co., Ltd.	Yao Yong Real Property Co., Ltd.				(Note 13)

9	Chunghwa Telecom	Stocks
	Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Equity-method investee	Investments accounted for using equity method	18,102	410,268 (SGD 17,846)	38	410,268 (SGD 17,846)	Note 1

11	InfoExplorer Co., Ltd.	Stocks
		InfoExplorer International Co., Ltd.	Subsidiary	Investments accounted for using equity method	—	— (Note 13)	100	—	Note 11
18	Concord Technology Co., Ltd.	Stocks
		Glory Network System Service (Shanghai) Co., Ltd.	Subsidiary	Investments accounted for using equity method	700	4,908 (Note 13)	100	4,908	Note 1

14	Chunghwa Investment Co., Ltd.	Stocks
		Chunghwa Precision Test Tech. Co., Ltd.	Subsidiary	Investments accounted for using equity method	10,317	116,654 (Note 13)	54	116,654	Note 1
		Chunghwa Investment Holding Co., Ltd.	Subsidiary	Investments accounted for using equity method	1,043	24,055 (Note 13)	100	24,055	Note 1
		Tatung Technology Inc.	Equity-method investee	Investments accounted for using equity method	5,000	17,037	28	17,037	Note 1
		PandaMonium Company Ltd.	Equity-method investee	Investments accounted for using equity method	602	—	43	—	Note 1
		CHIEF Telecom Inc.	Subsidiary	Investments accounted for using equity method	2,000	22,525 (Note 13)	4	22,899	Note 1
		Senao International Co., Ltd.	Subsidiary	Investments accounted for using equity method	618	31,564 (Note 13)	—	31,889	Note 5
		iD Branding Ventures	—	Financial assets carried at cost	2,500	25,000	3	24,309	Note 2
		Giga Solar Materials Corporation	—	Financial assets carried at cost	511	56,871	2	243,718	Note 10
		UniDisplay Inc.	—	Financial assets carried at cost	4,000	46,000	3	57,241	Note 2
		A2peak Power Co. Ltd.	—	Financial assets carried at cost	1,100	27,500	3	14,073	Note 2
		Digimax Inc.	—	Financial assets carried at cost	2,000	36,000	4	15,812	Note 2
		ChipSip Technology Co., Ltd.	—	Financial assets carried at cost	905	25,011	3	25,443	Note 10
		Lextar Electronics Corp.	—	Financial assets carried at cost	275	13,753	—	16,925	Note 10
		CoaTronics Inc.	—	Financial assets carried at cost	1,200	12,000	9	11,512	Note 2
		Crystal Media Inc.	—	Financial assets carried at cost	1,000	15,000	5	6,104	Note 2
		Win Semiconductors Corp.	—	Financial assets carried at cost	370	10,555	—	9,816	Note 10
		Huga Optotech Inc.	—	Financial assets carried at cost	335	10,477	—	10,077	Note 10
		OptiVision Technology Inc.	—	Financial assets carried at cost	325	10,188	—	10,355	Note 10

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2010				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value
		Daxon Technology Corporation	—	Financial assets carried at cost	281	$9,593	—	$9,644	Note 10
		Tatung Fine Chemicals Co.	—	Financial assets carried at cost	98	8,023	—	8,455	Note 10
		Edison Opto Corporation	—	Financial assets carried at cost	50	7,925	—	7,052	Note 10
		Taimide Technology Ltd.	—	Financial assets carried at cost	600	7,200	1	6,126	Note 2
		Champion Microelectronic Corp.	—	Financial assets carried at cost	118	6,125	—	6,765	Note 10
		DelSolar Co., Ltd.	—	Financial assets carried at cost	127	6,084	—	6,464	Note 10
		Subtron Technology Co., Ltd.	—	Financial assets carried at cost	376	4,937	—	5,328	Note 10
		J Touch Corporation	—	Financial assets carried at cost	74	3,640	—	6,443	Note 10
		Taidoc Technology Corporation	—	Financial assets carried at cost	26	3,468	—	2,367	Note 10
		Cando Corporation	—	Financial assets carried at cost	163	3,120	—	3,471	Note 10
		eMemory Technology Inc.	—	Financial assets carried at cost	31	2,733	—	2,556	Note 10
		SuperAlloy Industrial Co., Ltd.	—	Financial assets carried at cost	176	2,214	—	2,098	Note 10
		XinTec Inc.	—	Financial assets carried at cost	24	1,076	—	1,671	Note 10
		Formosa Plastics Corporation	—	Available-for-sale financial assets	76	4,582	—	5,148	Note 5
		Fubon Financial Holding Co., Ltd.	—	Available-for-sale financial assets	250	9,265	—	9,025	Note 5
		Cathay Financial Holding Co., Ltd.	—	Available-for-sale financial assets	151	8,669	—	7,231	Note 5
		LARGAN Precision Co., Ltd.	—	Available-for-sale financial assets	—	76	—	103	Note 5
		Dynapack International Technology Corp.	—	Available-for-sale financial assets	26	2,519	—	2,326	Note 5
		Taiwan Hon Chuan Enterprise Co., Ltd.	—	Available-for-sale financial assets	25	1,326	—	1,478	Note 5
		Asia Cement Corporation	—	Available-for-sale financial assets	140	4,627	—	3,976	Note 5
		SINTEK Photronic Corp.	—	Available-for-sale financial assets	100	2,518	—	2,095	Note 5
		Anpec Electronics Corporation	—	Available-for-sale financial assets	146	6,055	—	5,083	Note 5
		Gemtek Technology Co., Ltd.	—	Available-for-sale financial assets	70	3,970	—	3,143	Note 5
		Wei Chuan Foods Corp.	—	Available-for-sale financial assets	203	8,913	—	7,765	Note 5
		China Steel Corporation	—	Available-for-sale financial assets	241	7,293	—	7,191	Note 5
		I-Chiun Precision Industry Co., Ltd.	—	Available-for-sale financial assets	150	7,320	—	6,345	Note 5
		Cyber Power Systems, Inc.	—	Available-for-sale financial assets	69	5,169	—	5,147	Note 5
		Coxon Precise Industrial Co., Ltd.	—	Available-for-sale financial assets	75	6,615	—	4,732	Note 5
		Altek Corp.	—	Available-for-sale financial assets	35	1,923	—	1,463	Note 5
		Advanced Power Electronics Corp.	—	Available-for-sale financial assets	40	1398	—	1,316	Note 5
		UPC Tech. Corp.	—	Available-for-sale financial assets	50	910	—	860	Note 5
		ACES Electronics Co., Ltd.	—	Available-for-sale financial assets	2	210	—	187	Note 5
		Taiwan Semiconductor Manufacturing Co., Ltd.	—	Available-for-sale financial assets	30	1,826	—	1,818	Note 5
		Feng Hsin Iron & Steel Co., Ltd.	—	Available-for-sale financial assets	30	1,542	—	1,278	Note 5
		Swancor. Ind. Co., Ltd.	—	Available-for-sale financial assets	55	3,158	—	3,213	Note 5
		Everlight Electronics Co., Ltd.	—	Available-for-sale financial assets	80	8,542	—	6,624	Note 5
		Cyberlink Co.	—	Available-for-sale financial assets	10	1,395	—	1,339	Note 5
		Optotech Corporation	—	Available-for-sale financial assets	100	2,269	—	2,235	Note 5
		Solar Applied Materials Technology Corp.	—	Available-for-sale financial assets	51	3,929	—	3,613	Note 5

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2010				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value
		Apex Biotechnology Corp.	—	Available-for-sale financial assets	86	$4,713	—	$5,284	Note 5
		ITE Tech. Inc.	—	Available-for-sale financial assets	75	4,714	—	3,750	Note 5
		Yuanta Financial Holdings	—	Available-for-sale financial assets	350	7,647	—	6,072	Note 5
		Via Technologies, Inc.	—	Available-for-sale financial assets	147	4,935	—	3,707	Note 5
		Tang Eng Iron Works Co., Ltd.	—	Available-for-sale financial assets	145	4,347	—	4,205	Note 5
		Sino-American Silicon Products Inc.	—	Available-for-sale financial assets	131	9,870	—	9,064	Note 5
		Lite-On Semiconductor Corp.	—	Available-for-sale financial assets	310	6,926	—	5,596	Note 5
		Taiwan Semiconductor Co., Ltd.	—	Available-for-sale financial assets	383	10,329	—	9,135	Note 5
		Pan Jit International Inc.	—	Available-for-sale financial assets	235	5,835	—	6,756	Note 5
		Ability Enterprise Co., Ltd.	—	Available-for-sale financial assets	150	8,940	—	7,185	Note 5
		Sunrex Technology Corporation	—	Available-for-sale financial assets	225	7,834	—	7,076	Note 5
		ADATA Technology Co., Ltd.	—	Available-for-sale financial assets	50	3,801	—	3,170	Note 5
		Delta Electronics, Inc.	—	Available-for-sale financial assets	10	925	—	1,035	Note 5
		Visual Photonics Epitaxy Co., Ltd.	—	Available-for-sale financial assets	60	4,726	—	4,524	Note 5
		Ene Technology Inc.	—	Available-for-sale financial assets	60	3,878	—	2,766	Note 5
		ALi Corporation	—	Available-for-sale financial assets	140	8,128	—	7,112	Note 5
		Ho Tung Chemical Corp.	—	Available-for-sale financial assets	205	3,490	—	3,188	Note 5
		Realtek Semiconductor Corp.	—	Available-for-sale financial assets	105	9,103	—	7,466	Note 5
		Global Unichip Corp.	—	Available-for-sale financial assets	50	6,432	—	5,850	Note 5
		Far Eastern Department Stores Ltd.	—	Available-for-sale financial assets	200	5,416	—	5,290	Note 5
		Yang Ming Marine Transport Corp.	—	Available-for-sale financial assets	510	6,237	—	8,389	Note 5
		Sandmartin International Holdings Limited	—	Available-for-sale financial assets	75	776	—	639	Note 5
		Green Energy Technology Inc.	—	Available-for-sale financial assets	10	731	—	639	Note 5
		Transtouch Technology Inc.	—	Available-for-sale financial assets	20	720	—	792	Note 5
		Integrated Memory Logic Limited	—	Available-for-sale financial assets	30	4,551	—	4,380	Note 5
		KD Holding Corporation	—	Available-for-sale financial assets	7	581	—	641	Note 5
		Join Well Technology Co., Ltd.	—	Available-for-sale financial assets	190	7,701	—	6,232	Note 5
		EPISTAR corporation	—	Available-for-sale financial assets	35	3,080	—	2,940	Note 5
		China Airlines Ltd.	—	Available-for-sale financial assets	325	5,182	—	5,363	Note 5
		Formosa Petrochemical Corp	—	Available-for-sale financial assets	15	1,159	—	1,169	Note 5
		Acme Electronics Corporation	—	Available-for-sale financial assets	35	2,249	—	2,275	Note 5
		JuTeng International Holdings Limited	—	Available-for-sale financial assets	195	8,175	—	4,661	Note 5
		Tingyi (Cayman Islands) Holding Corp.	—	Available-for-sale financial assets	20	814	—	782	Note 5
		Neo-Neno Holdings Limited.	—	Available-for-sale financial assets	300	3,960	—	3,450	Note 5
		Lite-On Technology Corp.	—	Available-for-sale financial assets	10	247	—	357	Note 5
		Orise Technology Co., Ltd.	—	Available-for-sale financial assets	15	604	—	707	Note 5
		Hon Hai Precision Ind. Co., Ltd.	—	Available-for-sale financial assets	3	324	—	342	Note 5
		Uni-president Enterprises Corp.	—	Available-for-sale financial assets	30	1,098	—	1,068	Note 5
		Taiwan Glass Ind. Corp.	—	Available-for-sale financial assets	20	587	—	592	Note 5

		Beneficiary certificates (mutual)
		PowerShares QQQ	—	Available-for-sale financial assets	4	5,021	—	4,808	Note 5
		Polaris Taiwan Top 50 Tracker	—	Available-for-sale financial assets	40	2,289	—	1,982	Note 5
		FSITC Bound Fund	—	Available-for-sale financial assets	117	19,904	—	19,964	Note 4
		Jih Sun Bond Fund	—	Available-for-sale financial assets	1,068	15,042	—	15,099	Note 4
		Fuh Hwa You Li Fund	—	Available-for-sale financial assets	786	10,102	—	10,142	Note 4
		Manulife Asia Pacific Bond Fund	—	Available-for-sale financial assets	2,000	20,000	—	20,400	Note 4
		Cathay Bond Fund	—	Available-for-sale financial assets	2,612	31,018	—	31,262	Note 4
		Mega Diamond Bond Fund	—	Available-for-sale financial assets	9,207	110,000	—	110,037	Note 4
		Cathy Mandarin Fund	—	Available-for-sale financial assets	1,019	10,000	—	9,387	Note 4
		Fuh Hwa Global Fixed Income Fund of Funds	—	Available-for-sale financial assets	1,899	20,757	—	23,646	Note 4
		Cathy Man AHL Futures Trust Fund of Funds	—	Available-for-sale financial assets	2,474	25,000	—	23,549	Note 4
		Jih Sun Golden Brands Fund of Funds	—	Available-for-sale financial assets	1,000	10,000	—	10,000	Note 4

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2010							Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)			Percentage of Ownership	Market Value or Net Asset Value

		Bonds
		Hua Nan Financial Holdings Company 1st Unsecured Subordinate Corporate Bonds Issue in 2006	—	Available-for-sale financial assets	—		$51,080		—		$51,295	Note 5
		AU Optronics Corporation 1st Secured Corporate Bonds Issue in 2008	—	Available-for-sale financial assets	—		51,188		—		51,504	Note 5

		Convertible bonds
		Everlight Electronics Co., Ltd. 3rd Convertible Bonds	—	Financial assets at fair value through profit or loss	40		4,351		—		4,252	Note 5
		Epistar Corporation Ltd. 3rd Convertible Bond	—	Financial assets at fair value through profit or loss	35		3,732		—		3,647	Note 5
		Evergreen Marine Corp. (Taiwan) Ltd. 3rd Unsecured Convertible Bond	—	Financial assets at fair value through profit or loss	60		6,412		—		6,654	Note 5
		Asia Optical's Second Domestic Unsecured Convertible Bond	—	Financial assets at fair value through profit or loss	49		4,900		—		5,537	Note 5
		King Slide works Co., Ltd. 2nd convertible bond	—	Financial assets at fair value through profit or loss	50		5,000		—		5,225	Note 5
		Everlight Electronics Co., Ltd. 4th Convertible Bonds	—	Financial assets at fair value through profit or loss	50		5,000		—		5,225	Note 5
		Synnex Technology International Corporation 1st Uusecured Convertible Bond Issue in 2008	—	Financial assets at fair value through profit or loss	9		1,002		—		1,022	Note 5
		Jintex Corp. 2nd Domestic Secured Convertible Bonds	—	Financial assets at fair value through profit or loss	10		1,000		—		1,365	Note 5
		Ability Enterprise Co., Ltd. 1st Unsecured Convertible Bonds	—	Financial assets at fair value through profit or loss	40		4,008		—		4,120	Note 5
		TUL the Third Security Convertible Bond	—	Financial assets at fair value through profit or loss	15		1,500		—		1,521	Note 5
		Etron Technology, Inc. 1st in 2010 Unsecured Convertible Bond	—	Financial assets at fair value through profit or loss	10		1,005		—		1,072	Note 5

22	Senao International (Samoa) Holding Ltd.	Stocks
		Senao International HK Limited	Subsidiary	Investment accounted for using equity method	—		— (Note 13)		100		—	Note 9

24	Chunghwa Investment Holding Co., Ltd.	Stocks
		CHI One Investment Co., Limited	Subsidiary	Investment accounted for using equity method	3,500	(US$	13,209 410 (Note 13	) )	100	(US$	13,209 410)	Note 1

26	CHI One Investment Co., Limited	Stocks
		Xiamen Sertec Business Technology Co., Ltd.	Equity-method investee	Investment accounted for using equity method	—	(US$	12,620 393)		49	(US$	12,620 393)	Note 1

27	InfoExplorer International Co., Ltd.	Stocks
		InfoExplorer (Hong Kong) Co., Limited	Subsidiary	Investment accounted for using equity method	—		— (Note 13)		100		—	Note 12

Note 1:    The net asset values of investees were based on audited financial statements.

(Continued)

Note 2:	The net asset values of investees were based on unaudited financial statements.

Note 3:	New Prospect Investments Holdings Ltd. (B.V.I.) and Prime Asia Investments Group Ltd. (B.V.I.) were incorporated in March 2006, but not on operating stage, yet. Chunghwa has 100% ownership right in an amount of US$1 in each holding company.

Note 4:	The net asset values of beneficiary certificates (mutual fund) were based on the net asset values on June 30, 2010.

Note 5:	Market value was based on the closing price of June 30, 2010.

Note 6:	Showing at their original carrying amounts without adjustments for fair values, except for held-to-maturity financial assets.

Note 7:	The net asset values of investees were based on amortized cost.

Note 8:	Senao International (Samoa) Holding Ltd. (SIS) was established by Senao in 2009. No capital is injected in SIS yet by June 30, 2010.

Note 9:	Senao International HK Limited (SIHK) was established by SIS in 2009. No capital is injected in SIHK yet by June 30, 2010.

Note 10:	Market value of emerging stock was based on the average trading price on June 30, 2010.

Note 11:	InfoExplorer International Co., Ltd. (IESA) was established by IFE in 2010. No-capital is injected in IESA yet by June 30, 2010.

Note 12:	InfoExplorer (Hong Kong) Co., Limited (IEHK) was established by IESA in 2010. No-capital is injected in IEHK by June 30, 2010.

Note 13:	The amount was eliminated upon consolidation.

(Concluded)

TABLE 4

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

SIX MONTHS ENDED JUNE 30, 2010

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance		Acquisition		Disposal				Ending Balance
						Shares (Thousands/ Thousand Units)	Amount (Note 1)	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)
0	Chunghwa Telecom Co., Ltd.	Beneficiary certificates (mutual fund)
		PCA Well Pool Fund	Available-for-sale financial assets	—	—	194,181	$2,500,000	—	$—	194,181	$2,521,514	$2,500,000	$21,514	—	$—
		Yuanta Wan Tai Bond Fund	Available-for-sale financial assets	—	—	173,683	2,500,000	103,616	1,500,000	277,299	4,013,901	4,000,000	13,901
		Mega Diamond Bond Fund	Available-for-sale financial assets	—	—	126,106	1,500,000	—	—	126,106	1,504,977	1,500,000	4,977	—	—
		Polaris De-Li Fund	Available-for-sale financial assets	—	—	129,654	2,008,787	—	—	129,654	2,022,219	2,008,787	13,432	—	—
		Fuh-Hwa Bond Fund	Available-for-sale financial assets	—	—	108,849	1,500,000	—	—	108,849	1,504,158	1,500,000	4,158	—	—
		Fidelity US High Yield Fund	Available-for-sale financial assets	—	—	535	206,588	—	—	535	192,038	206,588	(14,550)	—	—

		Bonds
		China Development Financial Holding Corporation Unsecured Corporate Bonds-AB issue in 2005	Held-to-maturity financial assets	—	—	—	—	—	200,000 (Note 3)	—	—	—	—	—	200,000 (Note 3)
		Taiwan Power Co. 5th secured Bond-A issue in 2008	Held-to-maturity financial assets	—	—	—	—	—	300,000 (Note 3)	—	—	—	—	—	300,000 (Note 3)
		Yuanta Securities Finance Co. Ltd. 1ND Unsecured Corporate Bonds-B issue in 2007	Held-to-maturity financial assets	—	—	—	—	—	400,000 (Note 3)	—	—	—	—	—	400,000 (Note 3)
		Mega Securities Co., Ltd. 1st Unsecured Corporate Bond issue in 2009	Held-to-maturity financial assets	—	—	—	—	—	300,000 (Note 3)	—	—	—	—	—	300,000 (Note 3)

(Continued)

No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance		Acquisition		Disposal				Ending Balance
						Shares (Thousands/ Thousand Units)	Amount (Note 1)	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)
		Taiwan Power Co. 5th secured Bond-B issue in 2008	Held-to-maturity financial assets	—	—	—	$—	—	$200,000 (Note 3)	—	$—	$—	$—	—	$200,000 (Note 3)
		Formosa Petrochemical Corporation 2nd Unsecured Corporate Bonds issue in 2008	Held-to-maturity financial assets	—	—	—	—	—	400,000 (Note 3)	—	—	—	—	—	400,000 (Note 3)
		China Steel Corporation 1st Unsecured Corporate Bonds issue in 2008	Held-to-maturity financial assets	—	—	—	—	—	100,000 (Note 3)	—	—	—	—	—	100,000 (Note 3)
		Chinese Petroleum Corporation 1st Unsecured Corporate Bonds-A issue in 2008	Held-to-maturity financial assets	—	—	—	—	—	100,000 (Note 3)	—	—	—	—	—	100,000 (Note 3)
		Formosa Petrochemical Corporation 4th Unsecured Corporate Bonds issue in 2008	Held-to-maturity financial assets	—	—	—	—	—	200,000 (Note 3)	—	—	—	—	—	200,000 (Note 3)
		NAN YA Company 2nd Unsecured Corporate Bonds Issue in 2009	Held-to-maturity financial assets	—	—	—	—	—	250,000 (Note 3)	—	—	—	—	—	250,000 (Note 3)
		NAN YA Company 3rd Unsecured Corporate Bonds issue in 2009	Held-to-maturity financial assets	—	—	—	—	—	200,000 (Note 3)	—	—	—	—	—	200,000 (Note 3)
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds issue in 2008	Held-to-maturity financial assets	—	—	—	—	—	200,000 (Note 3)	—	—	—	—	—	200,000 (Note 3)
		Taiwan Power Co. 1st Secured Corporate Bond-A issue in 2009	Held-to-maturity financial assets	—	—	—	—	—	200,000 (Note 3)	—	—	—	—	—	200,000 (Note 3)
		FCFC 1st Unsecured Corporate Bonds issue in 2009	Held-to-maturity financial assets	—	—	—	—	—	250,000 (Note 3)	—	—	—	—	—	250,000 (Note 3)
		Taiwan Power Co. 4th Secured Corporate Bond-B issue in 2009	Held-to-maturity financial assets	—	—	—	—	—	350,000 (Note 3)	—	—	—	—	—	350,000 (Note 3)

8	Light Era Development Co., Ltd.	Stocks Yao Yong Real Property Co., Ltd.	Investment accounted for using equity method	—	Subsidiary	—	—	83,290	2,793,667	—	—	—	—	83,290	2,805,298 (Notes 2 and 4)

Note 1:    Showing at their original carrying amounts without adjustments for fair values.

Note 2:    The ending balance includes investment gain (loss) recognized under equity method.

Note 3:    Stated as it is nominal amounts.

Note 4:    The amount was eliminated upon consolidation.

(Concluded)

TABLE 5

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

SIX MONTHS ENDED JUNE 30, 2010

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction		Notes/Accounts Payable or Receivable
				Purchase/Sale	Amount	% to Total	Payment Terms	Units Price	Payment Terms	Ending Balance (Note 1)		% to Total
0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Sales	$956,329 (Notes 4 and 9)	1	30 days	(Note 2)	(Note 2)	$228,078 (Notes 5 and 9)		2
				Purchase	2,376,748 (Notes 3 and 9)	4	30-90 days	(Note 2)	(Note 2)	(630,988 (Notes 6 and 9	) )	(9)
		Chunghwa System Integration Co., Ltd.	Subsidiary	Purchase	293,915 (Notes 8 and 9)	—	30 days	—	—	(162,390 (Notes 7 and 9	) )	(2)
		CHIEF Telecom Inc.	Subsidiary	Sales	124,162 (Note 9)	—	30 days	(Note 2)	(Note 2)	22,807 (Note 9)		—
				Purchase	145,567 (Note 9)	—	60 days	(Note 2)	(Note 2)	(40,205 (Note 9	) )	(1)
		So-net Entertainment Taiwan Co., Ltd.	Equity-method investee	Sales	155,523	—	60 days	—	—	892		—
		Taiwan International Standard Electronics Co., Ltd.	Equity-method investee	Purchase	461,035	1	30-90 days	—	—	(321,543)		4

1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	2,366,115 (Notes 3 and 9)	24	30-90 days	(Note 2)	(Note 2)	619,795 (Notes 6 and 9)		54
				Purchase	934,619 (Notes 4 and 9)	12	30 days	(Note 2)	(Note 2)	(148,145 (Notes 5 and 9	) )	(18)

3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	487,448 (Notes 8 and 9)	84	30 days	—	—	164,547 (Notes 7 and 9)		81

2	CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	145,567 (Note 9)	28	60 days	(Note 2)	(Note 2)	40,205 (Note 9)		30
				Purchase	124,162 (Note 9)	27	30 days	(Note 2)	(Note 2)	(22,807 (Note 9	) )	(29)

Note 1:    Excluding payment and receipts collected in trust for others.

Note 2:    Transaction terms were determined in accordance with mutual agreements.

Note 3:    The difference was because Senao International Co., Ltd. classified the amount as non-operating income and other current liabilities.

Note 4:    The difference was because Senao International Co., Ltd. classified the amount as operating expenses.

Note 5:    The difference was because Senao International Co., Ltd. classified the amount as other payables.

Note 6:    The difference was because Senao International Co., Ltd. classified the amount as other receivables.

Note 7:    The difference was because Chunghwa classified the amount as payables to contractors.

Note 8:    The difference was because Chunghwa classified the amount as property, plant and equipment, inventories, spare parts and other assets.

Note 9:    The amount was eliminated upon consolidation.

TABLE 6

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

JUNE 30, 2010

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
						Amounts	Action Taken
0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	$228,078 (Note 2)	7.81 (Note 1)	$—	—	$228,078	$—

1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	865,903 (Note 2)	7.73 (Note 1)	—	—	1,972	—

3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	164,547 (Note 2)	3.07 (Note 1)	—	—	8,978	—

Note 1:    Payments and receipts collected in trust for others are excluded from the accounts receivable for calculating the turnover rate.

Note 2:    The amount was eliminated upon consolidation.

TABLE 7

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

SIX MONTHS ENDED JUNE 30, 2010

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of June 30, 2010			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)		Note
					June 30, 2010	December 31, 2009	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Sindian City, Taipei	Selling and maintaining mobile phones and its peripheral products	$1,065,813	$1,065,813	71,773	28	$1,263,026 (Note 8)	$619,140	$175,160 (Note 8)		Subsidiary
		Light Era Development Co., Ltd.	Taipei	Housing, office building development, rent and sale services	3,000,000	3,000,000	300,000	100	2,891,613 (Note 8)	(35,138)	(35,064 (Note 8	) )	Subsidiary
		Chunghwa Investment Co., Ltd.	Taipei	Telecommunications, telecommunications value-added services and other related professional investment	1,738,709	1,738,709	178,000	89	1,653,215 (Note 8)	58,391	50,874 (Note 8)		Subsidiary
		Chunghwa Telecom Singapore Pte., Ltd.	Singapore	Telecommunication wholesale, internet transfer services international data and long distance call wholesales to carriers	1,389,939	1,389,939	61,869	100	1,426,836 (Note 8)	8,795	8,795 (Note 8)		Subsidiary
		Chunghwa System Integration Co., Ltd.	Taipei	Providing communication and information aggregative services	838,506	838,506	60,000	100	707,252 (Note 8)	6,043	767 (Note 8)		Subsidiary
		Taiwan International Standard Electronics Co., Ltd.	Taipei	Manufacturing, selling, designing, and maintaining of telecommunications systems and equipment	164,000	164,000	1,760	40	508,841	145,029	81,031		Equity-method investee
		CHIEF Telecom Inc.	Taipei	Internet communication and internet data center (“IDC”) service	482,165	482,165	37,942	69	486,227 (Note 8)	53,700	38,551 (Note 8)		Subsidiary
		Viettel-CHT Co., Ltd.	Vietnam	IDC services	288,327	288,327	—	30	273,140	37,711	11,319		Equity-method investee
		InfoExplorer Co., Ltd.	Banqiao City, Taipei	IT solution provider, IT application consultation, system integration and package solution	283,500	283,500	22,498	49	251,982 (Note 8)	(43,352)	(22,240 (Note 8	) )	Subsidiary
		Donghwa Telecom Co., Ltd.	Hong Kong	International telecommunications IP fictitious internet and internet transfer services	201,263	201,263	51,590	100	239,338 (Note 8)	8,536	8,536 (Note 8)		Subsidiary
		Chunghwa International Yellow Pages Co., Ltd.	Taipei	Yellow pages sales and advertisement services	150,000	150,000	15,000	100	176,704 (Note 8)	24,505	24,505 (Note 8)		Subsidiary
		Skysoft Co., Ltd.	Taipei	Providing of music on-line, software, electronic information, and advertisement services	67,025	67,025	4,438	30	87,234	6,219	1,866		Equity-method investee
		Chunghwa Telecom Global, Inc.	United States	International data and internet services and long distance call wholesales to carriers	70,429	70,429	6,000	100	75,974 (Note 8)	15,134	11,692 (Note 8)		Subsidiary

(Continued)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of June 30, 2010			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
					June 30, 2010	December 31, 2009	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
		Spring House Entertainment Inc.	Taipei	Network services, producing digital entertainment contents and broadband visual sound terrace development	$62,209	$62,209	5,996	56	$64,866 (Note 8)	$13,366	$7,770 (Note 8)	Subsidiary
		KingWaytek Technology Co., Ltd.	Taipei	Publishing books, data processing and software services	71,770	71,770	1,703	33	64,834	(4,695)	(4,346)	Equity-method investee
		So-net Entertainment Taiwan	Taipei	Online service and sale of computer hardware	60,008	60,008	3,429	30	26,155	(15,884)	(4,765)	Equity-method investee
		Chunghwa Telecom Japan Co., Ltd.	Japan	Telecom business, information process and information provide service, development and sale of software and consulting services in telecommunication	17,291	17,291	1	100	12,667 (Note 8)	6,020	1,810 (Note 8)	Subsidiary
		New Prospect Investments Holdings Ltd. (B.V.I.)	British Virgin Islands	Investment	— (Note 3)	— (Note 3)	—	100	— (Notes 3 and 8)	—	— (Notes 3 and 8)	Subsidiary
		Prime Asia Investments Group Ltd. (B.V.I.)	British Virgin Islands	Investment	— (Note 3)	— (Note 3)	—	100	— (Notes 3 and 8)	—	— (Notes 3 and 8)	Subsidiary
1	Senao International Co., Ltd.	Senao Networks, Inc.	Linkou Hsiang, Taipei	Telecommunication facilities manufactures and sales.	206,190	206,190	15,295	41	288,051	73,806	29,196	Equity-method investee
		Senao International (Samoa) Holding Ltd.	Samoa Islands	International investment	—	—	—	100	— (Notes 4 and 8)	—	— (Notes 4 and 8)	Subsidiary
2	CHIEF Telecom Inc.	Unigate Telecom Inc.	Taipei	Telecommunication and internet service.	2,000	2,000	200	100	2,013 (Note 8)	16	16 (Note 8)	Subsidiary
		CHIET Telecom (Hong Kong) Limited	Hong Kong	Network communication and engine room hiring	1,678 (HK$ 400)	1,678 (HK$ 400)	400	100	991 (HK$ 240) (Note 8)	(2) ((HK$ 1))	(2) ((HK $ 1)) (Note 8)	Subsidiary
		Chief International Corp.	Samoa Islands	Network communication and engine room hiring	6,068 (US$ 200)	6,068 (US$ 200)	200	100	8,066 (US$ 251) (Note 8)	424 (US$ 13)	424 (US$ 13) (Note 8)	Subsidiary
3	Chunghwa System Integrated Co., Ltd.	Concord Technology Co., Ltd	Brunei	Providing advanced business solutions to telecommunications	22,530 (US$ 700)	16,179 (US$ 500)	700	100	4,912 (US$ 153) (Note 8)	(2,253) ((US$ 71))	(2,253) ((US $ 71)) (Note 8)	Subsidiary
8	Light Era Development Co., Ltd.	Yao Yong Real Property co., Ltd.	Taipei	Real estate leasing business	2,793,667	—	83,290	100	2,805,298 (Note 8)	17,044	11,631 (Note 9)	Subsidiary

(Continued)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of June 30, 2010				Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
					June 30, 2010	December 31, 2009	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
9	Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Singapore	Operation of ST-2 telecommunication satellite	409,061 (SGD 18,102)	409,061 (SGD 18,102)	18,102	38	410,268 (SGD 17,846)		(1,964) ((SGD 86))	(751) ((SGD 33))	Equity- method investee
11	InfoExplorer Co., Ltd.	InfoExplorer International Co., Ltd.	Samoa Islands	International investment	—	—	—	100	— (Notes 6 and 8)		—	— (Notes 6 and 8)	Subsidiary
14	Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech. Co., Ltd.	Tao Yuan	Semiconductor testing components and printed circuit board industry production and marketing of electronic products	91,875	91,875	10,317	54	116,654 (Note 8)		13,201	7,094 (Note 8)	Subsidiary
		Chunghwa Investment Holding Co., Ltd.	Burnei	General investment	$34,483 (US$ 1,043)	$20,000 (US$ 589)	1,043	100	$24,055 (US$ 748 (Note 8	) )	$(1,124) ((US$ 35))	$(1,124) ((US$ 35)) (Note 8)	Subsidiary
		Tatung Technology Inc.	Taipei	The product of SET TOP BOX	50,000	50,000	5,000	28	17,037		(70,655)	(19,108)	Equity-method investee
		Panda Monium Company Ltd.	Cayman	The production of animation	20,000 (US$ 602)	20,000 (US$ 602)	602	43	—		—	—	Equity-method investee
		CHIEF Telecom Inc.	Taipei	Telecommunication and internet service	20,000	20,000	2,000	4	22,525 (Note 8)		53,700	1,965 (Note 8)	Subsidiary
		Senao International Co., Ltd.	Sindian City, Taipei	Selling and maintaining mobile phones and its peripheral products	30,188	—	618	0.23	31,564 (Note 8)		619,140	1,375 (Note 8)	Subsidiary
18	Concord Technology Co., Ltd	Glory Network System Service (Shanghai) Co., Ltd.	Shanghai	Providing advanced business solutions to telecommunications	22,530 (US$ 700)	16,179 (US$ 500)	700	100	4,908 (US$ 153) (Note 8)		(2,253) ((US$ 71))	(2,253) ((US$ 71)) (Note 8)	Subsidiary
22	Senao International (Samoa) Holding Ltd.	Senao International HK Limited	Hong Kong	International investment	—	—	—	100	— (Notes 5 and 8)		—	— (Notes 5 and 8)	Subsidiary
24	Chunghwa Investment Holding Co., Ltd.	CHI One Investment Co., Limited	Hong Kong	General investment	14,483 (US$ 450)	—	3,500	100	13,209 (US$ 410) (Note 8)		(1,072) ((US$ 34))	(1,072) ((US$ 34)) (Note 8)	Subsidiary
26	CHI One Investment Co., Limited	Xiamen Sertec Business Technology Co., Ltd.	Xiamen	Customer Services and platform rental activities	13,863 (US$ 431)	—	—	49	12,620 (US$ 393)		(2,123) ((US$ 67))	(1,040) ((US$ 33))	Equity-method investee
27	InfoExplorer International Co., Ltd.	InfoExplorer (Hong Kong) Co., Limited	Hong Kong	International investment	—	—	—	100	— (Notes 7 and 8)		—	— (Notes 7 and 8)	Subsidiary

Note 1:	The equity in net income (loss) of investees was based on audited financial statements.
Note 2:	The equity in net income (loss) of investees includes amortization of differences between the investment cost and net value and elimination of unrealized transactions.
Note 3:	New Prospect Investments Holdings Ltd. (B.V.I.) and Prime Asia Investments Group Ltd. (B.V.I.) were incorporated in March 2006, but not on operating stage. Chunghwa has 100% ownership right in an amount of US$1 in each holding company.
Note 4:	Senao International (Samoa) Holding Ltd. (SIS) was established by Senao International Co., Ltd. in 2009. No capital is injected in SIS yet by June 30, 2010.
Note 5:	Senao International Co., Ltd. established Senao International HK Limited (SIHK) by the subsidiary, SIS in 2009. No capital is injected in SIHK yet by June 30, 2010.
Note 6:	InfoExplorer International Co., Ltd. (IESA) was established by IFE in 2010. No-capital is injected in IESA yet by June 30, 2010.
Note 7:	InfoExplorer (Hong Kong) Co., Limited (IEHK) was established by IESA in 2010. No-capital is injected in IEHK yet by June 30, 2010.
Note 8:	The amount was eliminated upon consolidation.
Note 9:	The transactions happened after Chunghwa has control over YYRP on March 1, 2010, were eliminated upon consolidation.

(Concluded)

TABLE 8

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INVESTMENT IN MAINLAND CHINA

SIX MONTHS ENDED JUNE 30, 2010

(Amounts in Thousands of New Taiwan Dollars, in Thousands of U.S. Dollars)

Investee	Main Businesses and Products	Total Amount of Paid-in Capital	Investment Type	Accumulated Outflow of Investment from Taiwan as of January 1, 2010	Investment Flows		Accumulated Outflow of Investment from Taiwan as of June 30, 2010	% Ownership of Direct or Indirect Investment	Investment Gain (Loss) (Note 2 and 5)		Carrying Value as of June 30, 2010 (Note 5)	Accumulated Inward Remittance of Earnings as of June 30, 2010
					Outflow	Inflow
Glory Network System Service (Shanghai) Co., Ltd.	Providing advanced business solutions to telecommunications	$22,530 (US$ 700)	Note 1	$16,179 (US$ 500)	$6,351 (US$ 200)	$—	$22,530 (US$ 700)	100%	$(2,253 ((US$ 71	) ))	$4,908 (US$ 153)	$—
Xiamen Sertec Business Technology Co., Ltd.	Customer Services and platform rental activities	28,282 (US$ 880)	Note 1	—	13,863 (US$ 431)	—	13,863 (US$ 431)	49%	(1,040 ((US$ 33	) ))	12,620 (US$ 393)	—

Accumulated Investment in Mainland China as of June 30, 2010	Investment Amounts Authorized by Investment Commission, MOEA	Upper Limit on Investment Stipulated by Investment Commission, MOEA
$22,530 (US$ 700)	$48,169 (US$ 1,500)	$378,602 (Note 3)
13,863 (US$ 431)	79,882 (US$ 2,500)	1,224,285 (Note 4)

Note 1: Chunghwa System Integration Co., Ltd. and Chunghwa Investment Co., Ltd. indirectly owns this investee through an investment company registered in a third region.

Note 2: Recognition of investment gains (losses) was calculated based on the investee’s audited financial statements.

Note 3: The amount was calculated based on the net assets value of Chunghwa System Integration Co., Ltd.

Note 4: The amount was calculated based on the net assets value of Chunghwa Investment Co., Ltd.

Note 5: The amount was eliminated upon consolidation.

TABLE 9

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT TRANSACTIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(Amount in Thousands of New Taiwan Dollars)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
2010	0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	a	Accounts receivable	$228,078	—	—
					Accounts payable	633,902	—	—
					Amounts collected in trust for others	234,915	—	—
					Revenues	956,329	—	1
					Non-operating income and gains	3	—	—
					Operating costs and expenses	2,376,748	—	2
					Property, plant and equipment	64	—	—
					Work in process	91	—	—
					Office supplies	163	—	—
			CHIEF Telecom Inc.	a	Accounts receivable	23,075	—	—
					Accounts payable	40,324	—	—
					Amounts collected in trust for others	2,511	—	—
					Revenues	124,162	—	—
					Operating costs and expenses	145,567	—	—
			Unigate Telecom Inc.	a	Revenues	218	—	—
			Chunghwa International Yellow Pages Co., Ltd.	a	Accounts receivable	10,244	—	—
					Accounts payable	3,804	—	—
					Amounts collected in trust for others	9,205	—	—
					Revenues	7,890	—	—
					Operating costs and expenses	15,309	—	—
			Chunghwa System Integration Co., Ltd.	a	Accounts receivable	2,706	—	—
					Accounts payable	162,390	—	—
					Payables to contractors	2,157	—	—
					Revenues	15,148	—	—
					Non-operating income and gains	268	—	—
					Operating costs and expenses	293,915	—	—
					Work in process	1,605	—	—
					Spare parts	8,941	—	—
					Property, plant and equipment	174,478	—	—
					Intangible assets	7,524	—	—
					Other deferred expenses	985	—	—
			Chunghwa Telecom Global, Inc.	a	Accounts receivable	17,296	—	—
					Accounts payable	45,319	—	—
					Revenues	28,448	—	—
					Operating costs and expenses	62,793	—	—
					Property, plant and equipment	16,470	—	—

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
			Donghwa Telecom Co., Ltd.	a	Accounts receivable	$8,237	—	—
					Accounts payable	36,901	—	—
					Operating costs and expenses	14,886	—	—
					Property, plant and equipment	25,465	—	—
			Spring House Entertainment Inc.	a	Accounts receivable	6,939	—	—
					Accounts payable	17,569	—	—
					Revenues	1,340	—	—
					Operating costs and expenses	26,102	—	—
			Chunghwa Telecom Japan Co., Ltd.	a	Accounts receivable	4,101	—	—
					Accounts payable	3,493	—	—
					Operating costs and expenses	7,788	—	—
					Property, plant and equipment	5,994	—	—
			Light Era Development Co., Ltd.	a	Accounts receivable	1,144	—	—
					Accounts payable	494	—	—
					Revenues	10,427	—	—
					Operating costs and expenses	669	—	—
			Chunghwa Telecom Singapore Pte., Ltd.	a	Accounts receivable	1,443	—	—
					Accounts payable	2,548	—	—
					Revenues	7,511	—	—
					Operating costs and expenses	11,726	—	—
			InfoExplorer Co., Ltd.	a	Accounts receivable	50	—	—
					Accounts payable	7,929	—	—
					Revenues	736	—	—
					Operating costs and expenses	27,196	—	—
			Chunghwa Precision Test Tech. Co., Ltd.	a	Accounts receivable	1,788	—	—
					Accounts payable	241	—	—
					Revenues	1,234	—	—
					Non-operating income and gains	451	—	—
					Operating costs and expenses	1	—	—

	1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	619,795	—	—
					Accrued custodial receipts	246,108	—	—
					Prepaid expenses	2,914	—	—
					Accounts payable	148,145	—	—
					Amounts collected in trust for others	79,933	—	—
					Advances from customers	10,941	—	—
					Revenues	2,366,115	—	2
					Non-operating income and gains	10	—	—
					Non-operating costs and expenses	3	—	—
					Operating costs and expenses	956,329	—	1
			Chunghwa System Integration Co., Ltd.	c	Revenues	4	—	—
			Spring House Entertainment Inc.	c	Revenues	43	—	—
			Chunghwa International Yellow Pages Co., Ltd.	c	Revenues	49	—	—
					Operating costs and expenses	48	—	—
			Light Era Development Co., Ltd.	c	Revenues	151	—	—
(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
	2	CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	$42,717	—	—
					Prepaid expenses	118	—	—
					Accounts payable	22,806	—	—
					Advances from customers	269	—	—
					Revenues	145,567	—	—
					Operating costs and expenses	124,162	—	—
			Unigate Telecom Inc.	c	Accounts payable	1,694	—	—
					Revenues	11	—	—
					Operating costs and expenses	1,241	—	—
			Chunghwa System Integration Co., Ltd.	c	Accounts receivable	14	—	—
					Revenues	124	—	—
			Donghwa Telecom Co., Ltd.	c	Accounts receivable	303	—	—
					Revenues	504	—	—
			Yao Yong Real Property Co., Ltd.	c	Accounts payable	4,283	—	—
					Non-operating income and gains	72	—	—
					Operating costs and expenses	28,983	—	—

	3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	164,547	—	—
					Accounts payable	2,706	—	—
					Revenues	487,448	—	—
					Operating costs and expenses	15,416	—	—
			CHIEF Telecom Inc.	c	Accounts payable	14	—	—
					Operating costs and expenses	124	—	—
			Chunghwa International Yellow Pages Co., Ltd.	c	Revenues	64	—	—
					Operating costs and expenses	78	—	—
			Senao International Co., Ltd.	c	Operating costs and expenses	4	—	—
			InfoExplorer Co., Ltd.	c	Accounts receivable	65	—	—
					Accounts payable	143	—	—
					Revenues	722	—	—
					Operating costs and expenses	143	—	—

	5	Chunghwa Telecom Global, Inc.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	45,306	—	—
					Prepaid expenses	13	—	—
					Accounts payable	16,118	—	—
					Advances from customers	1,178	—	—
					Revenues	79,263	—	—
					Operating costs and expenses	28,448	—	—

	7	Spring House Entertainment Inc.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	17,569	—	—
					Advances from customers	6,939	—	—
					Revenues	26,102	—	—
					Operating costs and expenses	1,340	—	—
			Senao International Co., Ltd.	c	Operating costs and expenses	43	—	—

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
	15	Unigate Telecom Inc.	Chunghwa Telecom Co., Ltd.	b	Operating costs and expenses	$218	—	—
			CHIEF Telecom Inc.	c	Accounts receivable	1,694	—	—
					Revenues	1,241	—	—
					Operating costs and expenses	11	—	—

	4	Chunghwa International Yellow Pages Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	3,295	—	—
					Accrued custodial receipts	9,205	—	—
					Prepaid expenses	509	—	—
					Accounts payable	8,437	—	—
					Advances from customers	1,807	—	—
					Revenues	15,309	—	—
					Operating costs and expenses	7,890	—	—
			Senao International Co., Ltd.	c	Revenues	48	—	—
					Operating costs and expenses	49	—	—
			Chunghwa System Integration Co., Ltd.	c	Revenues	78	—	—
					Operating costs and expenses	46	—	—
					Property, plant and equipment	18	—	—

	6	Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	36,901	—	—
					Accounts payable	7,853	—	—
					Advances from customers	384	—	—
					Revenues	40,351	—	—
			CHIEF Telecom Inc.	c	Accounts payable	303	—	—
					Operating costs and expenses	504	—	—
			Chunghwa Telecom Singapore Pte., Ltd.	c	Accounts payable	905,143	—	—
					Operating costs and expenses	2,682	—	—

	8	Light Era Development Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Prepaid expenses	494	—	—
					Accounts payable	1,144	—	—
					Revenues	669	—	—
					Operating costs and expenses	10,427	—	—
			Senao International Co., Ltd.	c	Operating costs and expenses	151	—	—

	11	InfoExplorer Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	7,929	—	—
					Accounts payable	50	—	—
					Revenues	27,196	—	—
					Operating costs and expenses	736	—	—
			Chunghwa System Integration Co., Ltd.	c	Accounts receivable	143	—	—
					Accounts payable	65	—	—
					Revenues	143	—	—
					Operating costs and expenses	722	—	—

	10	Chunghwa Telecom Japan Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	3,493	—	—
					Accounts Payable	4,101	—	—
					Revenues	13,782	—	—

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
	9	Chunghwa Telecom Singapore Pte., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	$2,548	—	—
					Accounts payable	1,443	—	—
					Revenues	11,726	—	—
					Operating costs and expenses	7,511	—	—
			Donghwa Telecom Co., Ltd.	c	Accounts receivable	905,143	—	—
					Revenues	2,682	—	—

	20	Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Prepaid expenses	241	—	—
					Accounts payable	1,788	—	—
					Non-operating income and gains	1	—	—
					Operating costs and expenses	1,685	—	—

	25	Yao Yong Real Property Co., Ltd.	CHIEF Telecom Inc.	c	Rent receivables	4,283	—	—
					Revenues	28,983	—	—
					Operating costs and expenses	72	—	—

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
2009	0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	a	Accounts receivable	$121,635	—	—
					Accounts payable	520,969	—	—
					Amonuts collected in trust for others	224,382	—	—
					Revenues	347,971	—	—
					Other income	4	—	—
					Operating costs and expenses	2,566,458	—	3
					Property, plant and equipment	268	—	—
					Work in process	88	—	—
					Office supplies	109	—	—
			CHIEF Telecom Inc.	a	Accounts receivable	21,388	—	—
					Accounts payable	50,215	—	—
					Revenues	111,274	—	—
					Operating costs and expenses	150,251	—	—
			Chunghwa System Integration Co., Ltd.	a	Accounts receivable	14,800	—	—
					Accounts payable	205,965	—	—
					Payables to contractors	1,358	—	—
					Revenues	7,925	—	—
					Non-operating income and gains	2,103	—	—
					Operating costs and expenses	169,862	—	—
					Property, plant and equipment	187,788	—	—
					Intangible assets	10,951	—	—
					Work in process	2,441	—	—
					Spare parts	6,400	—	—
					Other deferred expenses	58	—	—
			Chunghwa Telecom Global, Inc.	a	Accounts receivable	13,987	—	—
					Accounts payable	25,173	—	—
					Amounts collected in trust for others	3,618	—	—
					Revenues	25,128	—	—
					Operating costs and expenses	24,183	—	—
					Property, plant and equipment	21,770	—	—
			Spring House Entertainment Inc.	a	Accounts receivable	7,613	—	—
					Accounts payable	12,212	—	—
					Revenues	1,182	—	—
					Operating costs and expenses	32,456	—	—
			Unigate Telecom Inc.	a	Revenues	1,276	—	—
			Chunghwa International Yellow Pages Co., Ltd.	a	Accounts receivable	30,306	—	—
					Accounts payable	4,786	—	—
					Amounts collected in trust for others	4,680	—	—

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
					Revenues	$8,167	—	—
					Operating costs and expenses	25,844	—	—
			Donghwa Telecom Co., Ltd.	a	Accounts receivable	2,385	—	—
					Accounts payable	36,285	—	—
					Revenues	3,306	—	—
					Operating costs and expenses	6,276	—	—
			Light Era Development Co., Ltd.	a	Accounts payable	494	—	—
					Revenues	2,215	—	—
			InfoExplorer Co., Ltd.	a	Accounts payable	4,405	—	—
					Revenues	474	—	—
					Operating costs and expenses	100	—	—
			Chunghwa Telecom Japan Co., Ltd.	a	Accounts receivable	974	—	—
					Accounts payable	769
					Amounts collected in trust for others	1,843	—	—
					Operating costs and expenses	771	—	—
			Chunghwa Telecom Singapore Pte., Ltd.	a	Accounts payable	1,068	—	—
					Amounts collected in trust for others	230	—	—
					Operating costs and expenses	1,083	—	—

	1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	745,115	—	—
					Accounts payable	72,766	—	—
					Accrued custodial receipts	5	—	—
					Prepaid expense	231	—	—
					Amounts collected in trust for others	48,869	—	—
					Revenues	2,566,835	—	3
					Non-operating income and gains	88	—	—
					Operating costs and expenses	347,971	—	—
					Non-operating costs and expenses	4	—	—
			Chunghwa International Yellow Pages Co., Ltd.	c	Operating costs and expenses	1,002	—	—

	2	CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	50,215	—	—
					Accounts payable	21,119	—	—
					Advances from customers	269	—	—
					Revenues	150,251	—	—
					Operating costs and expenses	111,274	—	—
			Unigate Telecom Inc.	c	Accounts payable	1,479	—	—
					Revenues	17	—	—
			Chunghwa Telecom Global, Inc.	c	Operating costs and expenses	10	—	—
			Donghwa Telecom Co., Ltd.	c	Accounts receivable	25	—	—

	3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	207,302	—	—
					Accounts payable	14,800	—	—
					Prepaid expense	21	—	—
					Revenues	377,500	—	—
					Operating costs and expenses	10,028	—	—
			Spring House Entertainment Inc.	c	Accounts receivable	100	—	—
					Revenues	501	—	—

(Continued)

					Transaction Details
Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
			Chunghwa International Yellow Pages Co., Ltd.	c	Accounts receivable	$17	—	—
					Revenues	1,484	—	—
			Light Era Development Co., Ltd.	c	Revenues	5	—	—

	5	Chunghwa Telecom Global, Inc.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	28,759	—	—
					Accounts payable	12,790	—	—
					Prepaid expense	32	—	—
					Advances from customers	1,197	—	—
					Revenues	45,953	—	—
					Operating costs and expenses	25,128	—	—
			CHIEF Telecom Inc.	c	Revenues	10	—	—

	7	Spring House Entertainment Inc.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	12,212	—	—
					Amounts collected in trust for others	7,613	—	—
					Revenues	32,456	—	—
					Operating costs and expenses	1,182	—	—
			Chunghwa System Integration Co., Ltd.	c	Accounts payable	100	—	—
					Property, plant and equipment	477	—	—
					Operating costs and expenses	24	—	—

	15	Unigate Telecom Inc.	Chunghwa Telecom Co., Ltd.	b	Operating costs and expenses	1,276	—	—
			CHIEF Telecom Inc.	c	Accounts receivable	1,479	—	—
					Operating costs and expenses	17	—	—

	4	Chunghwa International Yellow Pages Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	4,211	—	—
					Accrued custodial receipts	4,680	—	—
					Prepaid expenses	575	—	—
					Accounts payable	24,245	—	—
					Advances from customers	6,061	—	—
					Revenues	25,844	—	—
					Operating costs and expenses	8,167	—	—
			Senao International Co., Ltd.	c	Revenues	1,002	—	—
			Chunghwa System Integration Co., Ltd.	c	Accounts payable	17	—	—
					Operating costs and expenses	292	—	—
					Property, plant and equipment	1,192	—	—

	6	Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	36,285	—	—
					Accounts payable	2,385	—	—
					Revenues	6,276	—	—
					Operating costs and expenses	3,306	—	—
			CHIEF Telecom Inc.	c	Accounts payable	25	—	—

	8	Light Era Development Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Prepaid expense	494	—	—
					Operating costs and expenses	2,215	—	—
			Chunghwa System Integration Co., Ltd.	c	Operating costs and expenses	5	—	—

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
	11	InfoExplorer Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	$4,405	—	—
					Revenues	100	—	—
					Operating cost and expenses	474	—	—

	10	Chunghwa Telecom Japan Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	2,612	—	—
					Accounts payable	974	—	—
					Revenue	771	—	—

	9	Chunghwa Telecom Singapore Pte., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	1,068	—	—
					Accrued custodial receipts	230	—	—
					Revenue	1,083	—	—

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a. “0” for the Company. b. Subsidiaries are numbered from “1”.

Note 2:	Related party transactions are divided into three categories as follows:

a. The Company to subsidiaries. b. Subsidiaries to the Company. c. Subsidiaries to subsidiaries.

Note 3:	Except transaction prices of SENAO, CHIEF and CIYP, LED and IFE were determined in accordance with mutual agreements, the foregoing transactions with related parties were conducted under normal commercial terms.

Note 4:	For assets and liabilities, amount is shown as a percentage to consolidated total assets as of June 30, 2010, while revenues, costs and expenses are shown as a percentage to consolidated total operating revenues for the six months ended June 30, 2010.

Note 5:	The amount was eliminated upon consolidation.

(Concluded)

TABLE 10

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

SEGMENT INFORMATION

SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(Amount in Thousands of New Taiwan Dollars)

	Domestic Fixed Communications Business	Mobile Communications Business	Internet Business	International Fixed Communications Business	Others	Adjustment	Total
Six months ended June 30, 2010

Revenues from external customers	$34,531,832	$44,332,353	$11,912,530	$7,685,014	$817,348	$—	$99,279,077

Intersegment revenues (Note 2)	$7,002,938	$1,008,705	$497,105	$777,127	$376,443	$(9,662,318)	$—

Segment income before tax	$9,185,239	$15,611,985	$4,984,664	$1,475,002	$(907,798)	$—	$30,349,092

Total assets	$230,427,685	$63,899,852	$17,003,915	$21,629,202	$126,410,667	$—	$459,371,321

Six months ended June 30, 2009

Revenues from external customers	$35,232,892	$42,534,750	$11,401,547	$7,434,707	$575,048	$—	$97,178,944

Intersegment revenues (Note 2)	$6,710,818	$947,285	$400,188	$757,995	$206,370	$(9,022,656)	$—

Segment income before tax	$8,838,902	$15,952,908	$4,447,754	$1,088,363	$(845,674)	$—	$29,482,253

Total assets	$238,442,514	$66,014,555	$17,461,917	$18,538,428	$121,055,251	$—	$461,512,665

Note 1:	The Company organizes its reporting segments based on types of organizational business. The five reporting segments are segregated as below: domestic fixed communications business, mobile communications business, internet business, international fixed communications business and others.

•	Domestic fixed communications business—the provision of local telephone services, domestic long distance telephone services, broadband access, and related services;

•	Mobile communications business—the provision of mobile services, sales of mobile handsets and data cards, and related services;

•	Internet business—the provision of HiNet services and related services;

•	International fixed communications business—the provision of international long distance telephone services and related services;

•	Others—the provision of non-Telecom Services, and the corporate related items not allocated to reportable segments.

Note 2:	Represents intersegment revenues from goods and services.

Note 3:	Beginning from September 1, 2009, the Company redefined its financial reporting operating segments into five operating segments: (a) domestic fixed communications business, (b) mobile communications business, (c) internet business, (d) international fixed communications business and (e) others. Prior to September 1, 2009, Chunghwa Telecom had seven operating segments: (a) local operations, (b) domestic long distance operations, (c) international long distance operations, (d) cellular service operations, (e) internet and data operations, (f) cellular phone sales and (g) all others. The redefinition of the Company’s operating segments is expected to facilitate the management’s ability to assess the performance of each operating segment by conforming the Company’s operating segments to the international trends of other telecommunications companies in general. The Company also early adopted the Statement of Financial accounting Standards No. 41 “Operating Segments” (“SFAS No. 41”) starting from September 1, 2009. For the comparative purpose, the segments information for the six months ended June 30, 2009 was presented in accordance with SFAS No. 41.

Exhibit 4

Chunghwa Telecom Co., Ltd. and Subsidiaries

GAAP Reconciliations of

Consolidated Financial Statements for the

Six Months Ended June 30, 2010 and 2009

1. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING POLICIES FOLLOWED BY THE COMPANY AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (UNAUDITED) (AMOUNTS IN MILLIONS OF NEW TAIWAN DOLLARS, UNLESS STATED OTHERWISE)

The following is a reconciliation of consolidated net income and stockholders’ equity under ROC GAAP as reported in the audited consolidated financial statements to unaudited consolidated net income and stockholders’ equity determined under US GAAP. For the descriptions of principal differences between ROC GAAP and US GAAP, please refer to Form 20-F filed with the Securities and Exchange Commission of the United States (the “SEC”) on April 20, 2010 (File No. 001-31731).

1) Net Income Reconciliation

	Six Months Ended June 30
	2010	2009
	NT$	NT$
Consolidated net income based on ROC GAAP	$25,443	$22,633
Adjustment:
a. Property, plant and equipment
1. Adjustments of gains and losses on disposal of property, plant and equipment	—	—
2. Adjustments for depreciation expenses	62	95
b. 10% tax on unappropriated earnings	1,720	2,098
d. Revenues recognized from deferred income of prepaid phone cards	28	381
e. Revenues recognized from deferred one-time connection fees	630	796
f. Share-based compensation	(2)	(9)
g. Defined benefit pension plan	—	—
i. Income tax effect of US GAAP adjustments	(276)	(627)
j. Noncontrolling interests of acquired subsidiary	(1)	(3)
Other minor GAAP differences not listed above	(15)	(19)

Net adjustment	2,146	2,712

Consolidated net income based on US GAAP	$27,589	$25,345

Attributable to
Stockholders of the parent	$27,114	$24,947
Noncontrolling interests	475	398

	$27,589	$25,345

Basic earnings per common share	$2.80	$2.57

Diluted earnings per common share	$2.79	$2.56

(Continued)

1

	Six Months Ended
	June 30
	2010	2009
	NT$	NT$
Weighted-average number of common shares outstanding (in 1,000 shares)
Basic	9,696,808	9,696,808

Diluted	9,732,755	9,730,102

Net income per pro forma equivalent ADSs
Basic	$27.96	$25.73

Diluted	$27.86	$25.64

Weighted-average number of pro forma equivalent ADSs (in 1,000 shares)
Basic	969,681	969,681

Diluted	973,276	973,010

(Concluded)

2) Stockholders’ Equity Reconciliation

	June 30
	2010	2009
	NT$	NT$
Total stockholders’ equity based on ROC GAAP	$363,989	$365,648
Adjustment:
a. Property, plant and equipment
1. Capital surplus reduction	(60,168)	(60,168)
2. Adjustment on depreciation expenses, and disposal gains and losses	4,203	4,054
3. Adjustments of revaluation of land	(5,803)	(5,813)
b. 10% tax on unappropriated earnings	(2,317)	(2,049)
d. Deferred income of prepaid phone cards
1. Capital surplus reduction	(2,798)	(2,798)
2. Adjustment on deferred income recognition	2,568	2,306
e. Revenues recognized from deferred one-time connection fees
1. Capital surplus reduction	(18,487)	(18,487)
2. Adjustment on deferred income recognition	15,212	13,952
f. Share-based compensation
1. Adjustment on capital surplus	15,702	15,692
2. Adjustment on retained earnings	(15,702)	(15,692)
g. 1. Accrual for accumulative other comprehensive income under pension guidance	(2)	22
2. Accrual for pension cost	(28)	(29)
h. Adjustment for pension plan upon privatization
1. Adjustment on capital surplus	1,782	1,782
2. Adjustment on retained earnings	(9,665)	(9,665)

(Continued)

2

	June 30
	2010	2009
	NT$	NT$
i. Income tax effect of US GAAP adjustments	$4,962	$5,590
j. Noncontrolling interests of acquired
Subsidiary	27	59
Other GAAP differences not listed above	167	175

Net adjustment	(70,347)	(71,069)

Total equity based on US GAAP	$293,642	$294,579

Attributable to
Stockholders of the parent	$290,091	$291,489
Noncontrolling interests	3,551	3,090

	$293,642	$294,579

(Concluded)

3) Cash Flows Differences

The Company applies ROC SFAS No. 17, “Statement of Cash Flows”. Its objectives and principles are similar to those set out in U.S. standards. The principal differences between the two standards relate to classification. Cash flows from investing activities for changes in other assets, and cash flows from financing activities for changes in customers’ deposits and other liabilities are reclassified to operating activities under U.S. standards.

Note 1:	There are significant differences in the classification of items on the statements of income under ROC GAAP and US GAAP. These include:

(1)	Incentives paid to third party dealers for inducing business:

•	Under ROC GAAP: Such account is included in operating expenses.

•	Under US GAAP: Such account is included in cost of revenues.

(2)	Gains (losses) on disposal of property, plant and equipment and other assets:

•	Under ROC GAAP: Such account is included in non-operating income (expenses).

•	Under US GAAP: Such account is included in cost of revenues.

2. RECENT ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

In September 2009, the FASB issued new guidance relating to revenue arrangements with multiple deliverables which established the accounting and reporting guidance for arrangements under which the vendor will perform multiple revenue-generating activities. Specifically, the update addresses how to separate deliverables and how to measure and allocate arrangement consideration to one or more units of accounting. The update is effective for fiscal years beginning on or after June 15, 2010. The Company is currently evaluating the impact of the adoption of the update.

3